October 30, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-35028
Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A are English translations, versions and summaries of documents and enclosed herewith and listed in Annex B is a brief description of a Japanese document for which no English version has been prepared, since our last correspondence to you under 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).



Very truly yours,

Kenedix Realty Investment Corporation

By 
Name: Taisuke Miyajima
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)



TOKYO:353072

Exhibit Index is on p. 2

Annex A

English Translations, Versions and Summaries

Translation Purpose Only

FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED APRIL 30, 2007
(November 1, 2006 to April 30, 2007)

June 11, 2007

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972.

(URL http://www.kdx-reit.com)
Contact: Kenedix REIT Management, Inc.
Masahiko Tajima, General Manager, Financial Planning Division
TEL +81-3-3519-3491

Board of Directors meeting for approving financial results: June 11, 2007
The starting date for distribution payment is scheduled for July 10, 2007

1. PERFORMANCE FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2006 AND APRIL 30, 2007

(1) Business Results

(The amount is rounded down to the nearest ¥million)

	Operating Revenues		Operating Income		Ordinary Income		Net Income	
Fourth Fiscal Period	¥5,778	109.3%	¥2,686	104.7%	¥2,148	101.1%	¥2,148	101.1%
Third Fiscal Period	¥5,288	184.2%	¥2,565	190.9%	¥2,125	192.7%	¥2,124	192.7%

	Net Income per Unit	Return on Unitholders' Equity(ROE)	<Reference> (Annualized)	Ordinary Income to Total Assets	<Reference> (Annualized)	Ordinary Income to Operating Revenues
Fourth Fiscal Period	¥13,681	2.4%	(4.8%)	1.2%	(2.5%)	37.2%
Third Fiscal Period	¥13,575	3.1%	(6.2%)	1.7%	(3.3%)	40.2%

Notes:
1. Net income per unit is calculated using the average number of investment units for the fourth fiscal period: 157,000units.
   Net income per unit is calculated using the average number of investment units for the third fiscal period: 156,460 units.
2. Changes in accounting policies: Yes
3. Percentage change figures are shown for operating revenues, operating income, ordinary income and net income.
4. Annualized percentage figures = Percentage figures for the relevant fiscal period / Number of actual investment management days for the relevant fiscal period × 365 days.
5. Return on unitholders' equity and ordinary income to total assets is calculated using the average of the respective balances of unitholders' equity and total assets as of the beginning and end of the fiscal period.

(2) Distribution

(The total distribution is rounded down to the nearest ¥million.)

	Distributions per Unit (Yen) Excluding Excess of Earnings	Total Distribution (Millions of Yen)	Distributions in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
Fourth Fiscal Period	¥13,682	¥2,148	—	—	100.0%	2.4%
Third Fiscal Period	¥13,529	¥2,124	—	—	99.9%	2.3%

Note: The payout ratio is rounded down to the nearest first decimal place.

(3) Financial Position

(The total assets and unitholders' equity are rounded down to the nearest ¥million.)

	Total Assets (Millions of Yen)	Unitholders' Equity (Millions of Yen)	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
Fourth Fiscal Period	¥188,400	¥90,877	48.2%	¥578,839
Third Fiscal Period	¥160,314	¥90,933	56.7%	¥579,192

Note: The number of investment units outstanding as of April 30, 2007 totaled 157,000 units.
The number of investment units outstanding as of October 31, 2006 totaled 157,000 units.

2. FORECAST OF RESULTS FOR THE FIFTH FISCAL PERIOD

(May 1, 2007 to October 31, 2007)

	Operating Revenues (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution per Unit(Yen)Excluding Excess of Earnings	Distribution in Excess of Earings per Unit (Yen)
Fifth Fiscal Period	¥7,060	¥2,681	¥2,680	¥13,400	—

Reference: Estimated net income per unit for the fifth fiscal period: ¥13,400

Note: Forecasts presented in this document are based on "Assumptions for Forecasts for the Fourth Fiscal Period (from May 1, 2007 to October 31, 2007)" indentified in a separate reference. Forecasts for net income and distribution per unit may differ from actual results due to changes in operating conditions and a variety of factors. Accordingly, Kenedix Realty Investment Corporation does not guarantee any distribution amount.

1. **Basic Structure — Overview of Companies Related to the Investment Corporation**
(Please refer to page 90 for details)

2. **Management Policy and Operating Conditions**

(1) Management Policy
(Please refer to page 93 for details)

(2) Operating Conditions

(1) Operating Conditions for the Fourth Fiscal Period

A. The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Subsequently, the Investment Corporation has conducted a global offering in May 2007. As of April 30, 2007, the end of the fourth fiscal period, the number of investment units issued and outstanding totaled 157,000 units.

The Investment Corporation appointed Kenedix *REIT Management, Inc.* as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

B. Investment Environment and Management Performance

(a) Investment Environment

During the fiscal period under review, the Japanese economy made an improvement in corporate earnings and capital expenditures along with robust employment conditions. Although growth in personal consumption was stagnant, the economic recovery continued.

According to the official announcement of land prices as of January 1, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential properties, the second consecutive year that prices for both categories increased.

(b) Management Performance

In the fiscal period under review, the Investment Corporation acquired 10 office buildings with a total acquisition price of ¥29,755 million. From the viewpoint of reviewing its portfolio, the Investment Corporation sold 2 residential properties (total acquisition price of ¥1,407 million) on April 20, 2007. As a result, the number of properties owned as of April 30, 2007 stood at 72, with a total acquisition price of ¥175,090 million. Looking at the portfolio as a whole, 66.2% was comprised of office buildings, 24.5% of residential properties and 9.1% central urban retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the fourth fiscal period was 95.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Immediately following IPO (as of August 1, 2005)		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)		Fourth Fiscal Period (as of April 30, 2007)	
		Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)
Type of Use	Office Buildings	32,197	52.7	37,767	54.6	48,269	59.2	86,224	58.7	115,979	66.2
	Central Urban Retail Properties	9,900	16.2	12,379	17.9	12,379	15.2	16,059	10.9	16,059	9.1
	Residential Properties	18,986	31.0	18,986	27.4	20,786	25.5	44,459	30.2	43,052	24.5
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0
Area	Tokyo Metropolitan Area	58,802	96.2	61,281	88.6	71,783	88.1	123,321	84.0	150,364	85.8
	Other Regional Areas	2,281	3.7	7,851	11.3	9,651	11.8	23,421	15.9	24,726	14.1
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0

Notes: Total acquisition price is the total of acquisition price for each property classified by type and area.
Total acquisition price is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fourth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of April 30, 2007, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of April 30, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs, and have succeeded reductions in building maintenance costs.

C. Capital Acquisition

To support the acquisition of additional assets, the Investment Corporation undertook borrowings of ¥29.0 billion during the fourth fiscal period comprising ¥9.5 billion of long-term borrowings and ¥19.5 billion of short-term borrowings (Note1). In addition, the Investment Corporation undertook prepayment of ¥12.0 billion in short-term borrowings provided from cash on hand from the issuance of the investment corporation bonds. As a result, the balance of interest-bearing debt stood at ¥88.5 billion as of April 30, 2007, comprising ¥76.5 billion in borrowings (¥58.0 billion in long-term borrowings and ¥18.5 billion in short-term borrowings) and ¥12.0 billion in investment corporation bonds. In addition, the long-term debt ratio (Note2) was 79.1% and the long-term fixed interest debt ratio (Note3) was 75.7%.

As of April 30, 2007, the Investment Corporation had ¥46.8 billion in long-term borrowings, of which ¥43.8 billion had fixed interest rates or floating interest rates effectively fixed by utilizing interest-swap agreements.

Since its public listing through to the end of the fourth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

1. Short-term borrowings refers to borrowings with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowings refers to borrowings with a period of more than one year from the drawdown date to the repayment date.

2. Long-term debt ratio = (Balance of long-term borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds)
3. Long-term fixed interest debt ratio = (Balance of long-term fixed interest rate borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds)

The balance of long-term fixed interest rate borrowings includes borrowings with floating interest rates effectively fixed by utilizing interest-rate swap agreements.

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. on December 11, 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. on February 28, 2006. Details of the credit ratings as of April 30, 2007 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating : A3
	Outlook : Stable
Japan Credit Rating Agency, Ltd.	Senior Debts : A+
	Outlook: Stable

On February 7, 2007, a resolution was made concerning the offering of investment corporation bonds (hereafter the "comprehensive resolution", the same applies below). The Investment Corporation also filed a debt shelf registration statement. Details are as follows.

Total Amount of Ceiling for Gross Amount of Each Investment Corporation Bond Offering / Planned Issue Amount	¥100,000,000,000 respectively
Effective Period of Resolution / Planned Issuance Period	February 15, 2007 to February 14, 2009
Use of Funds	Acquisition funds for specified assets, repayment funds for borrowings, repayment funds for investment corporation bonds, refund funds for lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc.

The Investment Corporation issued investment corporation bonds for the purpose of diversifying financing to support portfolio growth, with an emphasis on increasing the proportion of debt with fixed interest rates and longer maturity periods and achieving an appropriate mix of debt and equity financing. Details of the investment corporation bonds are as follows. In addition, the Investment Corporation issued its 10-year investment corporation bond, "Second Series Unsecured Investment Corporation Bond" in the shortest period of time after IPO among J-REITs. Accordingly, the Investment Corporation has succeeded in diversifying maturities and lengthening its average debt maturity.

Name of Investment Corporation Bonds	First Series Unsecured Investment Corporation Bonds (Ranking pari passu among the Specified Investment Corporation Bonds	Second Series Unsecured Investment Corporation Bonds (Ranking pari passu among the Specified Investment Corporation Bonds)
Total Amount of the Bonds	¥9,000,000,000	¥3,000,000,000
Interest Rate	1.74% per annum	2.37% per annum
Term	5 years	10 years
Issuance Date	March 15, 2007	March 15, 2007
Redemption Date	March 15, 2012	March 15, 2017

The Investment Corporation established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd., allowing it to borrow up to ¥2.5 billion on an unsecured basis.

On April 26, 2007, the Investment Corporation filed an equity shelf registration statement to conduct equity financing. Details are as follows.

Planned Issue Amount	¥100,000,000,000
Application for the Shelf Registration Date	April 26, 2007
Planned Issuance Period	May 7, 2007 to May 6, 2009
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

D. Holding of General Meetings of Unitholders

The Investment Corporation held its Third General Meeting of Unitholders on January 25, 2007. All the agenda items were resolved as initially submitted including a change to certain sections of the Articles of Incorporation, and the appointment of an Executive Director, Substitute Executive Director and two Supervisory Directors.

E. Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥5,778 million, operating income of ¥2,686 million, ordinary income of ¥2,148 million and net income of ¥2,148 million for its fourth fiscal period.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the fourth fiscal period was ¥13,682 per unit.

(2) Outlook

A. Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Buoyed by improvements in employment conditions resulting in an upswing in household disposable incomes, personal consumption is expected to increase. Signs are strong for capital expenditure growth, bolstered by an improvement in corporate earnings. Driven by the aforementioned gains in employment conditions and household disposable incomes, the construction of residential properties is also expected to bottom out with signs of upward movement.

Under this economic condition, positive signs are emerging in the domestic real estate market. Posted land prices for March 2007 confirmed land price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land prices for specific major cities in regional areas are also increasing. On a nationwide basis, land prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo metropolitan area (in particular the central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sendai in Tohoku and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to become increasingly competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of higher returns. With little change anticipated in the foreseeable future, activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

The Investment Corporation will focus investments in mid-sized office buildings in the Tokyo metropolitan area based on its investment policies and the following trends:

- Increasing Occupancy Ratios and Increasing Rents for Office Buildings
- Increasing Role of the Tokyo Metropolitan Area as Business Hub
- Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Note: Tokyo metropolitan area consists of Tokyo, Kanagawa, Saitama and Chiba prefectures.

Increasing Occupancy Ratios and Increasing Rents for Office Buildings

Based on official land prices as of January 1, 2007, announced on March 23, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential

properties, the second consecutive year that prices for both categories increased.

In the office building rental market, the strength of office demand, especially in central Tokyo, is spreading to surrounding areas as well. In the five wards of central Tokyo, rents are rising and vacancy rates are declining.

Note: The five wards of central Tokyo comprise Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards.

Increasing Role of the Tokyo Metropolitan Area as Business Hub

A comparison of corporate taxes by prefecture in fiscal 2005 revealed that the total of corporate taxes for Tokyo and the three prefectures (Kanagawa, Saitama and Chiba prefectures) that make up the Tokyo Metropolitan area comprise nearly 53% of Japan's total corporate taxes. The Investment Corporation believes the concentration of business activity in the Tokyo Metropolitan area is intensifying. Moreover, Tokyo accounts for approximately 46% (note), the greater part of the Tokyo Metropolitan area. As the business hub, Tokyo is expected to see strong office building demand in the future.

Note: Figures were calculated by the Asset Management Company based on statistical data from the National Tax Agency, and are rounded off to the nearest whole number.

Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Looking at company size in terms of the number of employees, approximately 98% of all businesses in Tokyo employ 99 or fewer people. Since companies of this size are the basis for demand of medium-sized office buildings, they form the largest target segment in the office building market. It therefore follows that stable demand is obtainable by providing competitive properties with competitive management. In addition, because the turnover rate of tenants that move to relocate or obtain more space is relatively high, a characteristic of rental rates is their sensitivity to economic trends

According to a research report by Ikoma Data Service System that surveyed buildings by total floor space in the five wards and 37 zones of central Tokyo, only 5% of buildings had over 3,000 tsubo of space. Compared to these large office buildings, medium-sized office buildings of between 500 to 3,000 tsubo were found to be in far greater supply.

B. Future Management Policies

(a) Existing property management strategy (Internal Growth Strategies)

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. During the fiscal period ended April 30, 2006, the Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. This survey covered 20 of its properties, 19 of which were office properties and one of which was a central urban retail property. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning building location and environment, management company service, as well as the nature and quality of operating and management services. On a scale one to five, respondents were asked to rank each of these areas. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation work to clarify and improve outstanding issues. Through this vital feedback channel, the Investment Corporation also implemented appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

Plans are in place to conduct a second customer satisfaction survey during the fiscal period ending October 31, 2007.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values,

increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues. We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed "KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls
- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions
- Creation and distribution of security and evacuation maps
- Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.

In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and the Investment Corporation is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fourth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering almost all of its properties held as of April 30, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

(b) New Property Investment Strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo metropolitan area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office properties. In addition, the Investment Corporation will make no new investment in residential properties for a certain period and consider replacement of assets. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company.

Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based

on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line is increasingly significant for the Asset Management Company's acquisition of quality properties.

Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co., Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO.

Details of the Change of Memorandum of Understanding

- When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information.

(Before Revision: The Investment Corporation had second preferential rightsafter certain pension funds to such property information acquired by Kenedix, Inc.)

- In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties.

(Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds.)

- As long as the Investment Corporation and the Asset Management Company continue to not invest in new residential properties, the Revised Memorandum of Understanding will not apply with respect to residential properties.

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of April 30, 2007, the Investment Corporation owned 72 properties for a total acquisition price of approximately ¥175.0 billion with a 95.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated

by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy. Against the backdrop of stable trends in its investment units, the Investment Corporation believes that this strategy will enable it to take a more aggressive approach to acquiring properties.

(c) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporate bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(d) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com/eng/).

(3) Important Subsequent Events

Important subsequent events after the closing of the fiscal period ended on April 30, 2007 are as follows.

1. Issuance of New Investment Units

On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 22, 2007 through public offering. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥123,203,689,870 with 197,000 investment units outstanding as of May 22, 2007.

(1) Issuance of New Investment Units through Public Offering

Total number of newly issued units :	40,900units
(Japanese primary offering 26,710units, Overseas offering 14,190units)	
Offer price per unit :	¥873,180
Total amount of offerings :	¥35,713,062,000
Issue price per unit :	¥842,886
Net proceeds :	¥34,474,037,400
Payment date :	May 22, 2007
Delivery date of investment unit certificates :	May 23, 2007
Starting date of the computation of cash distribution :	May 1, 2007

(2) Issuance of New Investment Units through Third-party Allotment

On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units through third-party allocation as detailed below.

Total number of newly issued units :	2,100 units as the upper limit
Issue price per unit :	¥842,886
Net proceeds :	¥1,770,060,600
Allottee :	Nomura Securities Co. Ltd.
Payment date :	June 19, 2007
Delivery date of New Investment Units through :	June 20, 2007
Starting date of the computation of cash distribution :	May 1, 2007

(Reference)

① Acquisition of Properties

On June 1, 2007, the Investment Corporation acquired trust beneficiary interests in 5 properties for a total acquisition price of ¥22,000 million utilizing the portion of net proceeds from a public offering of additional new investment units.

Property Name	Toranomon Toyo Building (Office Building)
Location (Address)	1-4-2 Toranomon, Minato-ku, Tokyo
Number of Floors	B2 / 9F
Total Floor Area	8,346.83 m²
Completion Date	August 1962
Acquisition Price	¥9,850,000,000

Property Name	KDX Shinjuku 286 Building (Office Building) (Note 1)
Location (Address)	2-8-6 Shinjuku, Shinjuku-ku, Tokyo
Number of Floors	B1 / 9F
Total Floor Area	3,432.04 m²
Completion Date	August1989
Acquisition Price	¥2,300,000,000

Property Name	KDX Kyoto Karasuma Building (Office Building) (Note 2)
Location (Address)	85-1 Mikurachо Nishiiru Karasuma, Sanjyodori, Nakagyou-ku, Kyoto-shi, Kyoto
Number of Floors	B1 / 8F
Total Floor Area	12,632.68 m²
Completion Date	October 1982
Acquisition Price	¥5,400,000,000

Property Name	KDX Hakata Building (Office Building) (Note 3)
Location (Address)	1-2-3 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka
Number of Floors	9F
Total Floor Area	6,537.33 m²
Completion Date	July 1982
Acquisition Price	¥2,350,000,000

Property Name	KDX Sendai Building (Office Building) (Note 4)
Location (Address)	1-2-20 Honcho, Aoba-ku, Sendai-shi, Miyagi
Number of Floors	B1 / 10F
Total Floor Area	5,918.30 m² (Note 5)
Completion Date	February 1984
Acquisition Price	¥2,100,000,000

Notes:

1. The current name (as of June 11, 2007) of the "KDX Shinjuku 286 Building" is the "Aquis Building". Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
2. The current name (as of June 11, 2007) of the "KDX Kyoto Karasuma Building" is the "Karasuma Building". Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
3. The current name (as of June 11, 2007) of the "KDX Hakata Building" is the "Hakata Ekimae Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
4. The current name (as of June 11, 2007) of the "KDX Sendai Building" is the "Sendai Honcho Park Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
5. (Usage: Parking; Type of Structure: Steel-frame one-story structure with steel sheet roofing; Floor area: 35.20 m²)
   (Usage: Garbage room; Type of Structure: Flat-roofed, steel-reinforced concrete structure; Floor area: 7.40 m²)
   (Usage: Gas storage; Type of Structure: Flat-roofed, steel-reinforced concrete structure; Floor area: 5.40 m²)

② Prepayment of Debt Financing

On May 30, 2007, the Investment Corporation undertook prepayment of ¥6.75 billion in short-term borrowings, and on June 13, 2007, the Investment Corporation plan to prepay of ¥4.75 billion in short-term borrowings provided from cash on hand from the issuance of additional new investment units. Payments for the purchase of new investment units closed on May 22, 2007. The total debt financing after the prepayment are as follows.

<Total Debt Financing Balance after Prepayment of Debt Financingand Status of Investment Corporation Bonds>

(Billions of yen)

		Balance Prior to Prepayment of Borrowings	Balance After Prepayment of Borrowings	Change
	Short-Term Borrowings (Note1)	18.5	7.0	-11.5
	Long-Term Borrowings (Note2)	58.0	58.0	+0.0
	Total Borrowings Balance	76.5	65.0	-11.5
	Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing and Investmnet Corporation Bonds		88.5	77.0	-11.5

(3) Outlook

Forecasts for the fifth fiscal period (May 1, 2007 to October 31, 2007) are presented as follows. Please refer to the "Preconditions and Assumptions for the Fiscal Period Ending October 31, 2007" below for factors that underpin forecasts.

Operating Revenues	¥7,060 million
Ordinary Income	¥2,681 million
Net Income	¥2,680 million
Distribution per Unit	¥13,400
Distribution in Excess of Earnings per Unit	¥0

Note: Forecast figures are calculated based on certain assumptions. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

"Preconditions and Assumptions for the Fiscal Period Ending October 31, 2007"

	Preconditions and Assumptions
Property Portfolio	• Forecasts for the fiscal period ending October 31, 2007 are based on a property portfolio totaling 77 properties held as of June 11, 2007, • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historic performance and a variety of factors including each property's competitive standing and market and other conditions.
Operating Expenses	• Property expenses other than depreciation are based on historic expenses, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. • Repairs, maintenance and renovation expenses are estimated based on the Asset Management Company budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the fiscal period ending October 31, 2007, approximately amounts of ¥1,422 million has been estimated for depreciation expense.
Non-Operating Expenses	• Amounts for interest payable and investment corporation bond interest of ¥586 million has been forecasted for the fiscal period ending October 31, 2007.
Borrowings and Investment Corporation Bonds	•The Investment Corporation conduct a public offering and third-party allotment of a maximum of 2,100 units and from the funds procured an amount of approximately ¥6,250 million for the purpose of repayment of debt financing, which stood at ¥69,750 million as of June 11, 2007. After the repayment, no significant changes in the amount of debt financing are expected. •For the fifth fiscal period, forecasts are based on a total balance of investment corporation bonds of ¥12,000 million as of June 11, 2007. Forecasts are also based on the assumption that the balance of debt financing shall remain unchanged in the fifth fiscal period.
Investment Units Issued and Outstanding	•At the conclusion of the third-party allotment and sale through an over-allotment option, the number of units issued and outstanding is assumed to reach 200,000, from the 197,900 units issued and outstanding as of June 11, 2007.
Distributions per Unit	• Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.

Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.

3. Financial Statements

(1) Financial Condition

① Balance Sheets

	Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (As of October 31, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS						
I. Current assets	9,333,184	4.9	10,243,869	6.4	Δ910,684	91.1
Cash and bank deposits	3,740,550		4,709,666		Δ969,116	
Entrusted deposits	5,182,512		4,779,041		403,470	
Rental receivables	75,124		83,374		Δ8,249	
Prepaid expenses	29,845		47,206		Δ17,361	
Consumption tax refundable	302,040		599,486		Δ297,445	
Other current assets	3,111		25,093		Δ21,981	
II. Fixed assets	178,896,941	95.0	149,945,921	93.5	28,951,019	119.3
1. Property and equipment, at cost *1	178,516,827	94.8	149,719,621	93.4	28,797,205	119.2
Buildings	4,818,319		1,313,459		3,504,860	
Structures	52,061		52,813		Δ751	
Machinery and equipment	28,741		1,879		26,861	
Tools, furniture and fixtures	3,500		2,760		739	
Land	7,910,082		2,148,301		5,761,781	
Buildings held in trust	59,002,008		55,173,235		3,828,773	
Structures held in trust	236,337		247,088		Δ10,751	
Machinery and equipment held in trust	675,401		667,292		8,109	
Tools, furniture and fixtures held in trust	513,193		546,862		Δ33,669	
Land held in trust	105,277,180		89,565,928		15,711,252	
2. Intangible fixed asset	285,144	0.1	–		285,144	–
Land leasehold	285,144		–		285,144	
3. Investment and other assets	94,969	0.1	226,300	0.1	Δ131,330	42.0
Leasehold and security deposits	11,649		18,205		Δ6,556	
Long-term prepaid expenses	83,320		76,874		6,446	
Derivative assets	–		131,220		Δ131,220	
III Deferred	170,551	0.1	124,550	0.1	46,000	136.9
Organization costs	30,538		35,627		Δ5,089	
Investment Corporation Issuance Costs	68,875		–		68,875	
Unit Issuance Costs	71,138		88,923		Δ17,784	
Total assets	188,400,678	100.0	160,314,341	100.0	28,086,336	117.5

	Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (As of October 31, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES						
I Current liabilities	21,444,151		16,204,462	10.1	5,239,689	132.3
Trade payables	275,299		289,763		△14,464	
Short-term debt	18,500,000		13,500,000		5,000,000	
Current maturities of long term debt	1,500,000		1,500,000		—	
Other payables	138,451		117,128		21,323	
Accrued expenses	86,742		27,362		59,379	
Accrued income taxes	543		923		△380	
Rents received in advance	916,372		767,536		148,835	
Deposits received	26,743		1,748		24,995	
II Long-term liabilities	76,078,756	40.4	53,176,581	33.2	22,902,174	143.1
Investment Corporation bonds issued	12,000,000		—		12,000,000	
Long-term debt	56,500,000		47,000,000		9,500,000	
Leasehold and security deposits received	626,499		184,398		442,100	
Leasehold and security deposits held in trust received	6,952,256		5,940,494		1,011,762	
Deferred tax liability	56,500,000		51,687		9,500,000	
Total liabilities	97,522,908	51.8	69,381,044	43.3	28,141,863	140.6
(Net assets)*2						
I. Unitholder's equity	90,877,769	48.2	90,853,764	56.6	24,005	100.0
1. Capital stock	88,729,652	47.1	88,729,652	55.4	—	—
2. Retained earnings						
Retained earnings at end of period	2,148,117		2,124,112		24,005	
II. Valuation and translation adjustments	—	—	79,532	0.1	△79,532	—
Unrealized gain from deferred hedge	—		79,532		△79,532	
Total net assets	90,877,769	48.2	90,933,297	56.7	△55,527	99.9
Total liabilities and net assets	188,400,678	100.0	160,314,341	100.0	28,086,336	117.5

② Statements of Income and Retained Earnings

	Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (As of October 31, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	5,778,210	100.0	5,288,833	100.0	489,376	109.3
Rental revenues *1	4,965,303		4,549,456		415,847	
Other rental revenues *1	682,158		582,043		100,115	
Profit on sale of trust beneficiary interests in real estate*2	130,748		157,334		△26,586	
2. Operating expenses	3,091,465	53.5	2,723,641	51.5	367,823	113.5
Property-related expenses *1	2,607,389		2,397,201		210,187	
Asset management fees	306,965		203,841		103,123	
Directors' salaries	5,400		5,400		−	
Custodian fees	17,928		11,705		6,222	
Administrative service fees	48,672		35,022		13,649	
Audit fees	7,800		5,900		1,900	
Other operating expenses	97,309		64,569		32,740	
Operating income	2,686,744	46.5	2,565,192	48.5	121,552	104.7
3. Non-operating revenues	9,716	0.2	2,389	0.1	7,326	406.7
Interest income	2,137		461		1,675	
Other Non-operating revenues	7,578		1,927		5,651	
4. Non-operating expenses	547,581	9.5	442,500	8.4	105,081	123.7
Interest expense	450,605		375,765		74,840	
Investment corporation bonds interest	29,320		−		29,320	
Financing related expense	20,595		20,904		△308	
Amortization of bonds issuance costs	1,501		−		1,501	
Amortization of unit issuance costs	17,784		17,784		−	
Amortization of organization costs	5,089		5,089		−	
Other non-operating expenses	22,685		22,956		△271	
Ordinary income	2,148,879	37.2	2,125,081	40.2	23,798	101.1
Income before income taxes	2,148,879	37.2	2,125,081	40.2	23,798	101.1
Current income taxes	816	0.0	1,009	0.0	△192	80.9
Deferred income taxes	4		0		4	
Net Income	2,148,058	37.2	2,124,071	40.2	23,986	101.1
Retained earnings at the beginning of period	59		40		18	
Retained earnings at the end of period	2,148,117		2,124,112		24,005	

③ Statements of Changes in Unitholder's Equity

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock *1	Retained Earnings	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
		Retained Earnings at end-period				
Balance at the beginning of a period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297
Changes during the fiscal period						
Payment of dividends	–	Δ2,124,053	Δ2,124,053	–	–	Δ2,124,053
Net Income	–	2,148,058	2,148,058	–	–	2,148,058
Interest-rate swap	–	–	–	Δ79,532	Δ79,532	Δ79,532
Total changes during the fiscal period	–	24,005	24,005	Δ79,532	Δ79,532	Δ55,527
Balance at the end of period	88,729,652	2,148,117	90,877,769	–	–	90,877,769

Third Fiscal Period (May 1, 2006 to October 31, 2006)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock *1	Retained Earnings	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
		Retained Earnings at end-period				
Balance at the beginning of a period	44,285,002	1,102,013	45,387,015	–	–	45,387,015
Changes during the fiscal period						
New unit issuance	44,444,649	–	44,444,649	–	–	44,444,649
Payment of dividends	–	Δ1,101,973	Δ1,101,973	–	–	Δ1,101,973
Net Income	–	2,124,071	2,124,071	–	–	2,124,071
Interest-rate swap	–	–	–	79,532	79,532	79,532
Total changes during the fiscal period	44,444,649	1,022,098	45,466,748	79,532	79,532	45,546,281
Balance at the end of period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297

④Basis for Calculating CashDistribution

(単位：円)

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to October 31, 2006)
I. Retained earnings at the end of period	2,148,117,194	2,124,112,014
II. Total Distribution	2,148,074,000	2,124,053,000
(Distribution per Unit)	(13,682)	(13,529)
III. Retained Earnings bring to next period	43,194	59,014
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,148,074,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,124,053,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

⑤Statements of Cash Flows

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Increase / Decrease
	(Thousands of Yen)		
1. Cash flows from operating activities			
Income before income taxes	2,148,879	2,125,081	23,798
Depreciation	1,243,900	1,135,559	108,340
Amotization of long-term prepaid expenses	20,595	10,894	9,700
Interest income	△2,137	△461	△1,675
Interest expense	479,925	375,765	104,160
Amotizntion of organization costs	5,089	5,089	—
Amortization of unit issuance costs	17,784	17,784	—
Amortization of bonds issuance costs	1,501	—	1,501
Changes in rental receivables	8,249	△35,670	43,920
Changes in consumption tax refundable	297,445	△461,163	758,609
Changes in prepaid expenses	13,289	△23,280	36,570
Changes in trade payables	△14,464	183,353	△197,817
Changes in other payables	17,791	31,270	△13,478
Changes in rents received in advance	148,835	237,641	△88,805
Changes in deposits received	24,995	△2,714	27,709
Changes in net property and equipment held in trust	1,433,570	1,763,670	△330,099
Cash payments of long-term prepaid expenses	△22,970	△44,748	21,777
Other-net	21,704	△65,643	87,347
Subtotal	5,843,987	5,252,426	591,561
Interest income receivables	2,137	461	1,675
Cash payments of interest expense	△420,546	△363,960	△56,585
Cash payments of income taxes	△923	△1,015	91
Net cash provided by operating activities	5,424,654	4,887,912	536,742
2. Cash flows from investing activities			
Purchases of property and equipment	△9,363,990	△1,143,962	△8,220,027
Purchases of property and equipment held in trust	△22,110,686	△68,040,151	45,929,465
Purchases of intangible fixed asset	△285,144	—	△285,144
Purchases of leasehold and security deposits held in trus	6,800	—	6,800
Payments of leasehold and security deposits held in trust	△244	△716	472
Purchases of leasehold and security deposits received	—	△4,600	4,600
Payments of leasehold and security deposits received	442,100	57,351	384,748
Payments of leasehold and security deposits received held in trust	△455,486	△251,697	△203,789
Proceeds from leasehold and security deposits held in trust	1,467,248	2,795,490	△1,328,241
Payments of restricted bank deposits	△361,622	△750,424	388,801
Proceeds from restricted bank deposits	355,864	225,669	130,194
Net cash used in investing activities	△30,305,162	△67,113,039	36,807,878
3. Cash flows from financing activities			
Proceeds from short-term debt	19,500,000	13,000,000	6,500,000
Payment of dividends from short-term debt	△14,500,000	△11,000,000	△3,500,000
Proceeds from long-term debt	9,500,000	18,000,000	△8,500,000
Proceeds from issuance of units	—	44,444,649	△44,444,649
Proceeds from the issuance of bonds	12,000,000	—	12,000,000
Payment of issuance of bonds	△70,376	—	△70,376
Payments of dividends	△2,120,521	△1,098,660	△1,021,860
Net cash provided by financing activities	24,309,102	63,345,989	△39,036,887
4. Net change in cash and cash equivalents	△571,404	1,120,861	△1,692,265
5. Cash and cash equivalents at the beginning of period	8,178,004	7,057,143	1,120,861
6. Cash and cash equivalents at the end of period	7,606,600	8,178,004	△571,404

⑥Notes

[Important Accounting Standards]

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to October 31, 2006)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs Unit issuance costs are amortized over a period of three years. (3) Bond issuance costs Bond issuance costs are amortized by applying the straight-line method for the entire redemption period.	(1) Organization costs Same applies as left. (2) New unit issuance costs Unit issuance costs are amortized over a period of three years. The spread method, in which the securities underwriters underwrite the unit at the underwritten price and offer them to investors at the issue price was used for the primary offering of new investment units conducted on May 1, 2006. Under the spread method, the difference between the issue price and the underwritten price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. In connection with the primary offering of new investment units conducted on May 1, 2006, the total aggregate difference between the issue price and the underwritten price was ¥1,515,701 thousand. This expense would have been accounted as new unit issuance costs if the conventional method had been used in which the underwriters offer new units to the public at the underwritten price. Therefore, the spread method understated unit issuance costs by ¥1,263,084 thousand on the balance sheet and decreased amortization of unit issuance costs by ¥252,616 thousand and increased income before income taxes by the same amount compared to the conventional method.

3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥100,526 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥181,936 thousand.
4. Accounting for hedges	(1) Hedge accounting method The special treatment method is applied for interest-rate swap agreements. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions. Risks hedged Interest rates on debt. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging Because the interest-rate swap agreements met the criteria for special treatment, the evaluation of effectiveness is omitted.	(1) Hedge accounting method The deferred hedge method is applied. (2) Hedging instruments and risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.

5. The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.
6. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.
	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(2) Accounting method for consumption tax Same applies as left.

【Notes to the Changes in Accounting Policy】

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to October 31, 2006)
Accounting standards for disclosure of net assets in the balance sheet	――――	The Investment Corporation is applying "Accounting Standards for the Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 5 of December 9, 2005) and "Application Guidelines for Accounting Standards for Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 8 of December 9, 2005) from this fiscal year. The amount equivalent to the total in the "Unitholders' Equity" amounts to ¥90,853,764 thousand based on past methods.
Method for calculating the issuance cost of investment units	――――	With respect to the issuance cost of investment units, the Investment Corporation is changing from a method that calculates the entire amount at the time of payment to a method that amortizes the

		amount over three years using the straight-line method. As a result of amendments made to the "Rules Concerning the Statement and Supplementary Statement which Affect the Distribution of Balance Sheets, Profit and Loss Statements, Asset Management Reports, and the Money of Investment Corporations" (Ministerial Ordinance No. 134 of 2000), this change will enable a more rational allocation of fund-raising costs and the leveling of periodic profits and losses because, with the recognition that the recording of deferred assets applies from this fiscal year, deferred assets can be recorded and the fund raising effects of issuing investment units are viewed as extending not only to this fiscal year but also to the next fiscal year and beyond. In addition, the Investment Corporation is applying "Short-term Disposal for Deferred Asset Accounting Procedures" (Business Report No. 19) from this fiscal year, amortizing costs using the straight-line method, and disclosing "Issuance Cost of New Investment Units" as the "Issuance Cost of Investment Units." These changes resulted in a ¥88,923 thousand reduction in non-operating expenses, and an increase in ordinary income and income before income taxes by the same amount compared to when conventional methods were used.
Accounting for hedges	Beginning the fiscal period ended April 30, 2007, the Investment Corporation changed the hedging accounting treatment from deferred hedge to the special method on interest swap due to a change in amendments to the Investment Trust Law and the modification of the articles of incorporation. As a result, net asset decreased by ¥ 59,256 thousand compared with the previous accounting method.	————————

[Notes to the Balance Sheets]

(Thousands of Yen, otherwise stated)

Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (As of April 30, 2006)	
*1. Less-accumulated depreciation of property and equipment	¥3,230,845	*1. Less-accumulated depreciation of property and equipment	¥2,033,503
*2. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000	*2. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000
*3. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.		————————	

Total credit facility	¥2,500,000	
Drawn credit facility	¥1,000,000	
Balance of Undrawn credit facility	¥1,500,000	

[Notes to the Statements of Income and Retained Earnings]

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)		Third Fiscal Period (May 1, 2006 to April 30, 2006)	
	(Thousands of Yen)		(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	4,234,864	Leasing income	3,908,749
Common charges	730,439	Common charges	640,706
Total	4,965,303	Total	4,549,456
Others		Others	
Parking space rental revenues	182,047	Parking space rental revenues	175,387
Utility charge reimbursements	274,748	Utility charge reimbursements	314,355
Miscellaneous	225,363	Miscellaneous	92,300
Subtotal	682,158	Subtotal	582,043
Total rental and operating revenues	5,647,461	Total rental and operating revenues	5,131,499
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	571,265	Property management fees	529,334
Utilities	275,900	Utilities	296,833
Taxes	206,871	Taxes	179,543
Repairs and maintenance costs	89,963	Repairs and maintenance costs	62,666
Insurance	14,701	Insurance	13,978
Trust fees	46,396	Trust fees	43,760
Others	158,390	Others	135,526
Depreciation	1,243,900	Depreciation	1,135,559
Total property-related expenses	2,607,389	Total property-related expenses	2,397,201
C. Rental business profit (A－B)	3,040,072	C. Rental business profit (A－B)	2,734,297
*2. Profit on sale of trust beneficiary interests in real estate		*2. Profit on sale of trust beneficiary interests in real estate	
Court Shinbashi		Storia Todoroki	
Proceeds from sale of trust beneficiary interests in real estate	895,000	Proceeds from sale of trust beneficiary interests in real estate	1,015,000
Costs of trust beneficiary interests in real estate sold	761,346	Costs of trust beneficiary interests in real estate sold	902,400
Other sales' expenses	21,282	Other sales' expenses	40,105
Profit on sale of trust beneficiary interests in real estate	112,370	Profit on sale of trust beneficiary interests in real estate	72,494
Court Suitengu		Clair Court Rokakouen	
Proceeds from sale of trust beneficiary interests in real estate	708,000	Proceeds from sale of trust beneficiary interests in real estate	985,000
Costs of trust beneficiary interests in real estate sold	672,223	Costs of trust beneficiary interests in real estate sold	861,269
Other sales' expenses	17,398	Other sales' expenses	38,890

Profit on sale of trust beneficiary interests in real estate	18,377	Profit on sale of trust beneficiary interests in real estate	84,839

【Notes to the Statements of Changes in Unitholders' Equity】

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to April 30, 2006)
*1. Total number of authorized investment units and total number of investment units issued and outstanding		
· Total number of authorized investment units	2,000,000 units	2,000,000 units
· Total number of investment units issued and outstanding	157,000 units	157,000 units

【Notes to the Statements of Cash Flow】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)		Third Fiscal Period (May 1, 2006 to April 30, 2006)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
(As of April 30, 2007)	(Thousands of Yen)	(As of October 31, 2006)	(Thousands of Yen)
Cash and bank deposits	3,740,550	Cash and bank deposits	4,709,666
Entrusted deposits	5,182,512	Entrusted deposits	4,779,041
Restricted bank deposits held in trust (Note)	Δ1,316,462	Restricted bank deposits held in trust (Note)	Δ1,310,703
Cash and cash equivalents	7,606,600	Cash and cash equivalents	8,178,004

Note: Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

【Notes to the Lease Transactions】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)		Third Fiscal Period (May 1, 2006 to April 30, 2006)	
Operating lease transactions	(Thousands of Yen)	Operating lease transactions	(Thousands of Yen)
(Lessor)		(Lessor)	
Unearned lease payments		Unearned lease payments	
Due within one year	1,266,446	Due within one year	1,266,415
Due after one year	9,741,832	Due after one year	9,709,697
Total	11,008,278	Total	10,976,112

【Notes to the Marketable Securities】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to April 30, 2006)
The Investment Corporation has not undertaken transactions in marketable securities. Accordingly, there is no information to report.	Same applies as left.

【Notes to the Derivative Transactions】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to April 30, 2006)
(1) Details of the transaction The Investment Corporation entering into interest-rate swap transactions uses derivatives as hedging instruments	(1) Details of the transaction Same applies as left.
(2) Transaction policies Derivatives are used by the Investment Corporation to manage its exposure to the risk of future interest rate fluctuation. Derivative transactions are not used for speculative purposes.	(2) Transaction policies Same applies as left.
(3) Purpose of the transaction In interest-related transactions, derivative transaction is used to maintain earnings stability by managing exposure to the risk of interest rate hikes in the interest rate market on borrowings. Hedge accounting is applied to the use of derivative transactions.	(3) Purpose of the transaction Same applies as left.
① Hedge accounting method The special treatment method is applied for interest-rate swap agreements.	① Hedge accounting method The deferred hedge method is applied.
② Hedging instruments and risks hedged ・Hedge instruments The Investment Corporation enters into interest-rate swap transactions. ・Risks hedged Interest rates on debt	② Hedging instruments and risks hedged Same applies as left.
③ Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation.	③ Hedging policy Same applies as left.
④ Method of evaluating the effectiveness of hedging Because the interest-rate swap agreements met the criteria for special treatment, the evaluation of effectiveness is omitted.	④ Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.
(4) Risks related to derivative transaction Interest-rate swap transactions are subject to risks stemming from fluctuations in the interest rate market.	(4) Risks related to derivative transaction Same applies as left.
(5) Risks management system for derivative transaction Risks management is based on the management procedures of the Asset Management Company.	(5) Risks management system for derivative transaction Same applies as left.

【Notes to the Retirement Payment】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to April 30, 2006)
The Investment Corporation does not maintain a retirement payment system. Accordingly, there is no information to report.	Same applies as left.

【Tax-Effect Accounting】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)		Third Fiscal Period (May 1, 2006 to April 30, 2006)	
1. Principal deferred tax assets and liabilities were as follows		1. Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	15	Enterprise tax payable not included in expenses	20
Total deferred tax assets	15	Total deferred tax assets	20
		(Deferred tax liability)	
		Unrealized gain on derivatives	51,687
		Total deferred tax liability	51,687
2. Significant difference between statutory income tax rate and the effective tax rate	(%)	2. Significant difference between statutory income tax rate and the effective tax rate	(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.38	Deductible cash distributions	△39.37
Others	0.03	Others	0.03
Actual effective tax rate	0.04	Actual effective tax rate	0.05

【Equity-Method Income and Retained Earnings】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to April 30, 2006)
The Investment Corporation has no affiliated companies accounted for under the equity-method. Accordingly, there is no information to report.	Same applies as left.

【Related-Party Transactions】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)

1. Parent Company, corporate shareholders and other

None

2. Directors, individual shareholders and other

Attributes	Name	Business Activities / Position	Ratio of Possession of Voting Rights (%)	Details of Business	Deal Amount (¥thousands)	Accounting Term	Balance of End of Period (¥thousands)
Board of Directors and Close Relatives	Taisuke Miyajima	Executive Director for the Investment Corporation and CEO and President of Kenedix REIT Management, Inc.	Possesion of Right Direct 0.0%	Payment of asset management fee to Kenedix REIT Management, Inc. (Note1)	432,530 (Note2) (Note4)	Accounts Payable	69,818 (Note4)
As above	As above	As above	As above	Payment of business consignment fee to Kenedix REIT Management, Inc. (Note3)	6,500 (Note4)	—	—

Notes:

1. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement of the Investment Corporation.
2. Asset management fee include ¥10,000 thousand assignment fee related to the sales of properties, and ¥117,550 thousand management fee related to the the acquisition of property that count in book value for individual real estate ncluding the book value of individual real estate..
3. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Operating Agency Agreement" between the Investment Corporation and Kenedix REIT Management, Inc.
4. Consumption taxes are not included in a deal amount, and are included in the balance of the end of period.

3. Subsidiary companies and other

None

4. Fellow subsidiary companies and other

None

Third Fiscal Period (May 1, 2006 to October 31, 2006)

1. Parent Company, corporate shareholders and other

None

2. Directors, individual shareholders and other

Attributes	Name	Business Activities / Position	Ratio of Possession of Voting Rights (%)	Details of Business	Deal Amount (¥thousands)	Accounting Term	Balance of End of Period (¥thousands)
Board of Directors and Close Relatives	Taisuke Miyajima	Executive Director for the Investment Corporation and CEO and President of Kenedix REIT Management, Inc.	Possesion of Right Direct 0.0%	Payment of asset management fee to Kenedix REIT Management, Inc. (Note1)	406,999 (Note2) (Note4)	Accounts Payable	69,050 (Note4)
As above	As above	As above	As above	Payment of business consignment fee to Kenedix REIT Management, Inc. (Note3)	1,500 (Note4)	—	—

Notes:

1. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement of the Investment Corporation.
2. Asset management fee include ¥10,000 thousand assignment fee related to the sales of properties, and ¥193,157 thousand management fee related to the the acquisition of property that count in book value for individual real estate ncluding the book value of individual real estate..
3. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Operating Agency Agreement" between the Investment Corporation and Kenedix REIT Management, Inc.

4. Consumption taxes are not included in a deal amount, and are included in the balance of the end of period.

3. Subsidiary companies and other

None

4. Fellow subsidiary companies and other

None

[Notes to the Information per Unit]

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)		Third Fiscal Period (May 1, 2006 to April 30, 2006)	
Unitholders' Equity per Unit	¥578,839	Unitholders' Equity per Unit	¥579,192
Net Income per Unit	¥13,681	Net Income per Unit	¥13,575
Net income per unit after adjusting for residual units is not included because there were no residual investment units.		Net income per unit after adjusting for residual units is not included because there were no residual investment units.	

Note: The calculation for the net income per unit is as follow.

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to April 30, 2006)
Net Income (¥ thousand)	2,148,058	2,124,071
Amount vested in ordinary investors (¥ thousand)	--	–
Net income for ordinary units (¥ thousand)	2,148,058	2,124,071
Average number of units during the period (unit)	157,000	156,460

[Important Subsequent Events]

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to April 30, 2006)
Important subsequent events after the closing of the fiscal period ended on April 30, 2007 are as follows. 1. Issuance of New Investment Units On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 22, 2007 through public offering. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥123,203,689,870 with 197,000 investment units outstanding as of May 22, 2007. (1) Issuance of New Investment Units through Public Offering) Total number of newly issued units : 40,900units (Japanese primary offering 26,710units, Overseas offering 14,190units) Offer price per unit : ¥873,180 Total amount of offering : ¥35,713,062,000 Issue price per unit : ¥842,886 Net proceeds : ¥34,474,037,400 Payment date : May 22, 2007 Delivery date of investment unit certificates : May 23, 2007 Starting date of the computation of cash distribution : May 1, 2007 (2) Issuance of New Investment Units through Third-party Allotment On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units through third-party allocation	None

as detailed below. Total number of newly issued units : 2,100 units as the upper limit Issue price per unit : ¥842,886 Net proceeds : ¥1,770,060,600 Allottee : Nomura Securities Co. Ltd. Payment date : June 19, 2007 Delivery date of New Investment Units through : June 20, 2007 Starting date of the computation of cash distribution : May 1, 2007	

(2) Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first, second and third fiscal periods are summarized in the following table.

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.

4. Transfer of the Directors

During the fourth fiscal period, there was no transfer of the Asset Management Company's Directors. The directors of the Asset Management Company are as follows.

Title	Name	Brief Personal History		Number of Investment Units
Executive Director	Taisuke Miyajima	April 1985	Joined Mitsubishi UFJ Trust and Banking Corporation (formerly The Mitsubishi Trust Banking Corporation)	20
		April 1992	Transferred to Los Angeles Branch	
		April 1997	Joined Miyajima Shoukai	
		April 1998	Joined Kenedix, Inc. (formely Kennedy-Wilson Japan Co., Ltd.) Real Estate Investment Advisory Division	
		October 2004	External assignment as a CEO and President, Kenedix REIT Management, Inc. (formely KW REIT Management, Inc.)	
		April 2005	Transferred as a CEO and President, Kenedix REIT Management, Inc. (current position)	
		May 2005	Executive Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Kimio Kodama	April 1963	Admitted to the Japanese bar (general practitioner of Japanese law)	0
		April 1966	Established Hanzomon Sogo Law Office (formely Chuo Shinko Audit Corporation) (current position)	
		July 1997	Director of Kyoritsu Women's Educational Institution (current position)	
		April 1998	Director of The Housing Loan Guarantee Corporation (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Shiro Toba	October 1989	Joined MISUZU Audit Corporation (formely Cuo Shinko Audit Corporation)	0
		March 1993	Became a Japanese certified public accountant	
		January 1997	Established Toba Public Accounting Office (current position)	
		May 2002	Became a Japanese certified tax accountant	
		April 2004	Director of Majestec Corporation (current position)	
		January 2005	Director of Minori Accounting Co., Ltd. (current position)	
		March 2005	Director of BTK Solution Co., Ltd. (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
		October 2005	Director of MACC (current position)	

Note: Taisuke Miyajima has obtained approval from the Commisioner of the Finance Services Agency for holding concurrent positions with us and the Asset Management Company pursuant to Article 13 of the Investment Trust Law, as of April 18, 2005.

5. Reference Information

(1) Component of Assets

Type of Asset	Type	Area	Fourth Fiscal Period (As of April 30, 2007) Total Amount Held (¥mn) (Note1)	Fourth Fiscal Period Ratio (%)(Note2)	Third Fiscal Period (As of October 31, 2006) Total Amount Held (¥mn) (Note1)	Third Fiscal Period Ratio (%)(Note2)
Real Estate	Office	Tokyo Metropolitan Area	13,047	6.9	3,466	2.2
	Central Urban Retail	Tokyo Metropolitan Area	50	0.0	52	0.0
Total of Real Estate			13,097	6.9	3,519	2.2
Trust Beneficiary Interest in Real Estate	Office	Tokyo Metropolitan Area	93,525	49.6	73,733	46.0
		Other Regional Areas	11,456	6.1	10,225	6.4
	Total of Office		104,981	55.7	83,958	52.4
	Residential	Tokyo Metropolitan Area	34,158	18.1	35,858	22.4
		Other Regional Areas	10,008	5.3	10,039	6.3
	Total of Residential		44,166	23.4	45,898	28.6
	Central Urban Retail	Tokyo Metropolitan Area	12,867	6.8	12,645	7.9
		Other Regional Areas	3,688	2.0	3,698	2.3
	Total of Central Urban Retail		16,556	8.8	16,343	10.2
Total of Trust Beneficiary Interest in Real Estate			165,704	88.0	146,200	91.2
Bank Deposits and Other Assets			9,598	5.1	10,594	6.6
Total Assets			188,400	100.0	160,314	100.0

Notes:

1. Total amount held is the amount allocated in the balance sheet at the end of the period (as to properties, figures are net book value after deducting depreciation). Figures are rounded down.
2. Figures are book values for each category as a percentage of total assets rounded to the nearest first decimal place.

	Fourth Fiscal Period (As of April 30, 2007) Price (¥mn)	Fourth Fiscal Period Ratio (%)	Third Fiscal Period (As of October 31, 2006) Price (¥mn)	Third Fiscal Period Ratio (%)
Total of Liabilities	97,522	51.8	69,381	43.3
Total Unitholders' Equity	90,877	48.2	90,933	56.7
Total of Assets	188,400	100.0	160,314	100.0

(2) Properties Roster

①The Price of the Investment Properties and the Investment Ratio

(Millions of Yen)

Type	Area	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Third Fiscal Period (Note 3)	Direct Capitalization Method: Value	Direct Capitalization Method: Overall Capitalization Rate (%)	Discounted Cash Flow Method: Value	Discounted Cash Flow Method: Discount Rate (%)	Discounted Cash Flow Method: Terminal Capitalization Rate (%)	Ratio (%) (Note 4)
Office	Tokyo Metropolitan Area	KDX Ochanomizu Building (Note5)	6,400	6,447	6,640	6,730	4.8	6,550	4.6	5.0	3.6
		KDX Shiba-Daimon Building (Note6)	6,090	6,164	6,340	6,630	5.2	6,210	4.9	5.3	3.4
		KDX Kojimachi Building	5,950	5,923	6,220	6,270	4.7	6,200	4.5	4.9	3.3
		KDX Nihonbashi 313 Building	5,940	6,373	7,530	7,730	4.9	7,320	4.8	5.1	3.3
		Toshin-24 Building	5,300	5,313	5,860	5,960	5.3	5,820	5.1	5.5	3.0
		KDX Hirakawacho Building	5,180	5,196	5,660	5,810	4.8	5,500	4.7	5.0	2.9
		Ebisu East 438 Building	4,640	4,666	5,600	5,870	4.7	5,480	4.8	4.9	2.6
		Higashi-Kayabacho Yuraku Building	4,450	4,577	5,760	5,860	4.9	5,660	4.7	5.1	2.5
		KDX Toranomon Building	4,400	4,580	4,020	4,250	4.3	4,120	4.1	4.5	2.5
		KDX Nishi-Gotanda Building	4,200	4,391	4,700	4,800	5.1	4,650	4.9	5.3	2.3
		KDX Hatchobori Building	3,680	3,627	3,920	4,000	4.9	3,840	4.8	5.1	2.1
		KDX Omori Building	3,500	3,506	3,860	4,090	5.4	3,760	5.4	5.7	1.9
		KDX Hamamatsucho Building	3,460	3,453	3,730	3,840	4.6	3,620	4.5	4.8	1.9
		KDX Higashi-Shinjuku Building	2,950	2,997	3,100	3,220 (Note7)	5.4	2,980	5.3	5.6	1.6
		Dai-ichi Kayabacho Building	2,780	2,857	3,030	3,050	5.1	3,020	4.9	5.3	1.5
		KDX Shinbashi Building	2,690	2,711	3,050	3,250	4.5	2,960	4.7	4.7	1.5
		KDX Nakano Sakaue Building	2,533	2,496	2,680	2,710	5.1	2,650	5.0	5.3	1.4
		KDX Shin-Yokohama Building	2,520	2,553	2,680	2,760	5.7	2,640	5.6	6.0	1.4
		Harajuku F.F. Building	2,450	2,531	3,060	3,160	5.1	3,020	4.8/5.3 (Note8)	5.4	1.3
		KDX Kajicho Building	2,350	2,372	2,410	2,460	4.9	2,360	4.8	5.1	1.3
		KDX Hamacho Building	2,300	2,413	2,890	2,900	5.3	2,890	5.0	5.4	1.3
		FIK Minami Aoyama	2,270	2,307	3,340	3,590	4.8	3,230	5.0	5.0	1.2
		KDX Funabashi Building	2,252	2,415	2,360	2,480	5.7	2,310	5.4	5.9	1.2
		KDX Okachimachi Building (Note9)	2,000	2,084	2,010	2,060	5.0	1,950	5.0	5.2	1.1
		Kanda Kihara Building	1,950	1,923	1,990	2,020	4.9	1,950	4.8	5.1	1.1
		KDX Yotsuya Building	1,950	1,981	2,110	2,030	5.2	2,140	5.5	5.5	1.1
		KDX Shinjuku-Gyoen	1,610	1,645	1,970	2,030	5.2	1,950	5.4	5.5	0.9

		Building									
		KDX Kiba Building	1,580	1,633	1,690	1,720	5.4	1,670	5.2	5.6	0.9
		KDX Nishi-Shinjuku Building(Note10)	1,500	1,569	1,500	1,520	5.0	1,490	4.8	5.2	0.8
		KDX Monzen-Nakacho Building	1,400	1,461	1,430	1,470	5.2	1,380	5.1	5.4	0.7
		KDX Hon-Atsugi Building (Note11)	1,305	1,360	1,320	1,340	6.0	1,290	5.9	6.2	0.7
		KDX Hachioji Building (Note12)	1,155	1,211	1,160	1,200	5.6	1,110	5.5	5.8	0.6
		KDX Nogizaka Building	1,065	1,125	1,060	1,140	4.9	1,010	4.7	5.1	0.6
		KDX Koishikawa Building	704	698	827	836	5.4	817	5.2	5.7	0.4
	Other Regional Areas	Portus Center Building	5,570	5,454	5,620	5,700	6.0	5,530	5.9	6.2	3.1
		KDX Minami Semba Dai-1 Building	1,610	1,589	1,640	1,740	5.4	1,600	4.7	5.1	0.9
		KDX Minami Semba Dai-2 Building	1,560	1,553	1,620	1,730	5.4	1,570	4.7	5.1	0.8
		Hakata-Ekimae Dai-2 Building	1,430	1,483	1,600	1,620	5.9	1,580	5.7	6.2	0.8
		KDX Niigata Building	1,305	1,376	1,200	1,210	6.5	1,190	6.3	6.7	0.7
		Total of 39 Office Buildings	115,979	118,029	127,187	130,786	-	125,017	-	-	66.2

Type	Area	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Third Fiscal Period (Note 3)						Ratio (%) (Note 4)
						Direct Capilization Method		Discounted Cash Flow Method			
						Value	Overall Capitalization Rate (%)	Value	Discount Rate (%)	Terminal Capitalization Rate (%)	
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	5,427	5,460	5,550	5.1	5,420	4.9	5.5	3.0
		Regalo Ochanomizu I&II	3,600	3,664	3,670	3,740	4.8	3,600	4.7	5.0	2.0
		Storia Sirokane	3,150	3,181	3,370	3,470	4.9	3,320	5.1	5.2	1.7
		Tre di Casa Minami Aoyama	2,460	2,487	2,660	2,700	4.5	2,620	4.3	4.7	1.4
		Regalo Shiba-Kouen	2,260	2,293	2,280	2,310	4.7	2,250	4.6	4.9	1.2
		Court Mejiro	1,250	1,269	1,140	1,130	5.0	1,140	5.0	5.3	0.7
		Apartments Motoazabu	1,210	1,233	1,300	1,310	4.7	1,280	4.5	4.9	0.6
		Apartments Wakamatsu Kawada	1,180	1,197	1,240	1,250	4.9	1,220	4.7	5.1	0.6
		Chigasaki Socie Ni-bankan	1,160	1,242	1,160	1,170	5.5	1,140	5.4	5.7	0.6
		Court Nihonbashi-Hakozaki	1,130	1,145	1,220	1,220	5.1	1,210	4.9	5.3	0.6
		Court Nishi-Shinjuku	1,130	1,153	1,160	1,180	4.8	1,140	4.7	5.0	0.6
		Side Denenchofu	1,110	1,151	1,100	1,110	5.2	1,090	5.2	5.5	0.6
		Gradito Kawaguchi	1,038	1,093	1,060	1,080	5.2	1,050	4.9	5.5	0.5
		S-court Yokohama-Kannai II	945	955	1,000	1,010	5.5	990	5.3	5.8	0.5
		Regalo Komazawa-Kouen	912	930	943	960	4.7	926	4.6	4.9	0.5
		Court Motoasakusa	880	899	925	932	5.1	917	4.9	5.3	0.5
		Court Shin-Okachimachi	878	902	888	901	4.9	874	4.8	5.1	0.5
		Bloom Omotesando	875	891	955	962	4.7	947	4.5	4.9	0.4
		Human Heim Okachimachi	830	848	890	896	5.1	883	4.9	5.3	0.4
		Primo Regalo Kagurazaka	762	786	770	782	4.8	757	4.7	5.0	0.4
		Primo Regalo Youga	730	747	735	746	4.9	723	4.8	5.1	0.4
		Court Shimouma	638	655	644	653	4.8	634	4.7	5.0	0.3
	Other Regional Areas	Ashiya Royal Homes	2,330	2,415	2,440	2,500	5.2	2,420	4.9	5.5	1.3
		Venus Hibarigaoka	1,800	1,961	1,770	1,770	5.9	1,770	5.4	6.1	1.0
		Regalo Ibaraki I&II	1,600	1,646	1,670	1,700	5.4	1,660	5.1	5.7	0.9
		Collection Higashi-Sakura	1,264	1,341	1,274	1,400	5.2	1,274	4.9	5.7	0.7
		Renaissance 21 Hirao Jousui-machi	900	928	962	989	5.3	951	5.1	5.7	0.5
		Montore Nishikouen Bay Court	826	851	831	841	5.7	821	5.6	5.9	0.4

		Abreast Hara	444	447	494	495	5.7	492	5.5	6.0	0.2
		Abreast Hirabari	407	414	457	463	5.7	450	5.5	6.0	0.2
Total of 30 Residential Properties			43,052	44,166	44,468	45,220	-	43,969	-	-	24.5
Central Urban Retail	Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	10,295	11,800	11,900	4.2	11,700	3.9	4.3	5.6
		KDX Yoyogi Building	2,479	2,622	2,490	2,570	4.9	2,450	4.7	5.1	1.4
	Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	3,688	3,760	3,770	5.0	3,750	4.9	5.2	2.1
Total of 3 Central Urban Retail Properties			16,059	16,606	18,050	18,240	-	17,900	-	-	9.1
Total of 72 properties			175,090	178,801	189,705	194,246	-	186,886	-	-	100.0

Notes:

1. Acquisition price is the purchase price for trust beneficiary interests or properties acquired by the Investment Corporation exclusive of taxes, rounded down to the nearest million yen.
2. Figures of less than1 million are rounded down from the amounts on the balance sheet.
3. Appraisal values (end of the fourth fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from valuation reports prepared by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Corporation, Chuo Real Estate Appraisal Co., Ltd. and Nippon Tochi-Tatemono Limited.
4. Figures are the acquisition price of each asset as a percentage of the total acquisition prices for the portfolio rounded down to the nearest first decimal place.
5. As of April 30, 2007, the name of the property is the "Kenkyusha Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007. The same applies below.
6. As of April 30, 2007, the name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba-Daimon Building" on September 1, 2007. The same applies below.
7. The construction price for the 1F is deducted. (Estimated amount by the appraisers: ¥63,000,000)
8. The discount rate is 4.8% for the first two years, and 5.3% from the third year onward.
9. As of April 30, 2007, the name of the property is the "Kaimaku Building." The name of the property has been changed to the "KDX Okachimachi Building" on June 1, 2007. The same applies below.
10. As of April 30, 2007, the current name of the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building. The same applies below.
11. As of April 30, 2007, the name of the property is the "Sumisei Atsugi Dai-2 Building." The name of the property has been changed to the "KDX Hon-Atsugi Building" on June 1, 2007. The same applies below.
12. As of April 30, 2007, the name of the property is the "Sumisei Hachioji Building." The name of the property has been changed to the "KDX Hachioji Building" on June 1, 2007. The same applies below.

②Property Distribution

A. A. Property Types

Type	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Office Buildings	39	115,979	66.2
Residential Properties	30	43,052	24.5
Central Urban Retail Properties	3	16,059	9.1
Others	—	—	
Total	72	175,090	100.0

B. Geographic Distribution

Area	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Tokyo Metropolitan Area	58	150,364	85.8
Other Regional Areas	14	24,726	14.1
Total	72	175,090	100.0

C. Property Distribution by Acquisition Price

Acquisition Price (Millions of Yen)	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Less than 1,000	14	10,731	6.1
1,000 - 2,500	34	56,443	32.2
2,500 - 5,000	15	52,233	29.8
5,000 - 7,500	8	45,783	26.1
7,500 - 10,000	1	9,900	5.6
Total	72	175,090	100.0

Note: "Ratio" refers to the percentage of the acquisition price by each category to the acquisition prices of the entire portfolio. Figures are rounded down to the nearest first decimal place.

③ Details of Investment Real Estate and Trust Real Estate

A. Overview of Investment Real Estate Properties and Trust Real Estate

Type	Area	Property Name	Site Area (m²) (Note1)	Usage (Note 2)	Total Floor Area (m²) (Note 3)	Type of Structure (Note 4)	Completion Date (Note 5)	PML (%)
Office	Tokyo Metropolitan Area	KDX Ochanomizu Building	1,515.28	Offices Storage Retail Shops Parking Mechanical Room	7,720.08	SRC B1F7	August1982	5.35
		KDX Shiba-Daimon Building	1,182.40	Offices	7,824.03	SRC B1F9	July 1986	13.72
		KDX Kojimachi Building	612.17	Offices Retail Shops	5,323.81	SRC B2F9	May 1994	4.94
		KDX Nihonbashi 313 Building	1,047.72	Offices	8,613.09	SRC B2F9	April 1974	17.36
		Toshin-24 Building	1,287.16	Offices Retail Shops Parking	8,483.17	SRC B1F8	September 1984	17.19
		KDX Hirakawacho Building	1,013.85	Offices Retail Shops Residential Complex	8,002.97	SRC B3F10	March 1988	8.02
		Ebisu East 438 Building	724.22	Offices Retail Shops	4,394.58	SRC B1F7	January 1992	7.68
		Higashi-Kayabacho Yuraku Building	773.43	Offices	5,916.48	SRC B1F9	January 1987	7.88
		KDX Toranomon Building	288.20	Recreation Hall Offices	2,277.38	SRC B1F9	April 1988	14.77
		KDX Nishi-Gotanda Building	684.41	Offices Parking	5,192.87	SRC B1F8	November 1992	8.23
		KDX Hatchobori	992.20	Offices	4,800.43	SRC·RC B1F8	June 1993	5.21
		KDX Omori Building	1,123.93	Offices Retail Shops Parking	7,334.77	RC·SRC B1F9	October 1990	4.21
		KDX Hamamatsucho Building	504.26	Offices Retail Shops Parking	3,592.38	S F9	September 1999	9.89
		KDX Higashi-Shinjuku Building	1,340.97	Offices Storage Parking	7,885.40	SRC B1F9	January 1990	5.40
		Dai-ichi Kayabacho Building	617.17	Offices Parking	3,804.86	SRC F8	October 1987	7.18
		KDX Shinbashi Building	536.11	Offices Retail Shops Parking	3,960.22	SRC·S B1F8	February 1992	10.55
		KDX Nakano-Sakaue	1,235.16	Offices	6,399.42	SRC	August 1992	5.06

		Building		Retail Shops /Residential Parking/ Storage		B1F11		
		KDX Shin-Yokohama Building	705.00	Offices Retail Shops Parking	6,180.51	S B1F9	September 1990	13.82
		Harajuku F.F. Building	699.67	Retail Shops Offices Parking	3,812.44	SRC F11	November 1985	13.02
		KDX Kajicho Building	526.43	Offices Retail Shops	3,147.70	SRC B1F8	March 1990	8.81
		KDX Hamacho Building	554.80	Retail Shops Offices Residential Parking	4,133.47	SRC B2F10	September 1993	12.10
		FIK Minami Aoyama	369.47	Offices Retail Shops Residential	1,926.98	SRC B1F9	November 1988	6.37
		KDX Funabashi Building	1,180.41	Offices Retail Shops	5,970.12	SRC B1F8	April 1989	4.11
		KDX Okachimachi Building	239.72	Offices	1,882.00	S F10	June 1988	3.72
		Kanda Kihara Building	410.18	Offices	2,393.94	SRC·RC·S B1F8	May 1993	14.28
		KDX Yotsuya Building	996.65	Offices Retail Shops Parking	3,329.68	RC B2F4	October 1989	5.56
		KDX Shinjuku-Gyoen Building	383.63	Offices Retail Shops Residential	2,594.88	S·SRC F9	June 1992	8.16
		KDX Kiba Building	922.77	Offices Parking	2,820.64	RC F5	October 1992	9.16
		KDX Nishi-Shinjuku Building	626.06	Offices Parking	2,017.63	RC F5	October 1992	7.03
		KDX Monzen-Nakacho Building	580.99	Offices Retail Shops	2,668.91	SRC F8	September 1986	6.39
		KDX Hon-Atsugi Building	724.62	Offices Retail Shops	3,603.63	SRC F8	May 1995	12.45
		KDX Hachioji Building	460.62	Offices Parking Retail Shops	2,821.21	SRC F9	December 1985	13.96
		KDX Nogizaka Building	409.36	Offices Retail Shops Residential	1,696.07	RC B1F5	May 1991	7.08
		KDX Koishikawa Building	404.89	Retail Shops Offices	1,866.58	SRC B1F9	October 1992	11.47
	Other Regional Areas	Portus Center Building	13,936.63	Offices Retail Shops /Storage	79,827.08	SRC·S B2F25	September 1993	3.49

				Parking				
		KDX Minami Semba Dai-1 Building	715.44	Offices Parking	4,236.59	SRC·RC·S B1F9	March 1993	7.23
		KDX Minami Semba Dai-2 Building	606.45	Parking Retail Shops Offices Residential	3,315.93	SRC·S B1F9	September 1993	7.94
		Hakata-Ekimae Dai-2 Building	866.00	Offices	4,846.01	SRC F9	September 1984	0.69
		KDX Niigata Building	1,110.56	Offices Retail Shops	6,810.29	RC B2F13	July 1983	1.74
		Total of 39 Office Buildings	42,908.99	—	253,427.23	—	Average of 18.1 yrs	—
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima	4,252.86	Residential Complex Offices	18,116.39	SRC B1F10	January 2004	17.11
		Regalo Ochanomizu I&II	1,205.65	Residential Complex	4,843.27	①RC B1F10 ②RC F11	①January 2006 ②February 2006	9.32
		Storia Sirokane	1,197.13	Retail Shops Residential Complex	5,750.06	SRC·S B2F13	February 2003	7.77
		Tre di Casa Minami Aoyama	767.70	Residential Complex Retail Shops	1,986.44	RC B1F6	February 2004	7.44
		Regalo Shiba-Kouen	530.45	Residential Complex	2,786.98	RC F13	November 2005	12.39
		Court Mejiro	1,581.91	Residential Complex	3,326.07	RC B1F3	March 1997	5.74
		Apartments Motoazabu	639.41	Residential Complex	1,685.14	RC F11	January 2004	6.24
		Apartments Wakamatsu Kawada	412.42	Residential Complex	1,858.51	RC F12	February 2004	7.56
		Chigasaki Socio Ni-bankan	2,191.21	Offices Residential Complex	3,821.74	RC F8	January 1991	18.75
		Court Nihonbashi-Hakozaki	260.86	Residential Complex	1,727.96	SRC F12	February 2004	13.44
		Court Nishi-Shinjuku	408.16	Residential Complex	1,669.33	RC F8	October 2005	6.44
		Side Denenchofu	1,326.57	Residential Complex	2,433.52	RC F6	February 1997	10.39
		Gradito Kawaguchi	423.94	Residential Complex Retail Shops	1,705.38	RC F12	February 2006	13.33
		S-court Yokohama-Kannai II	366.83	Residential Complex	1,738.71	RC F11	March 2003	19.45
		Regalo Komazawa-Kouen	363.08	Residential Complex Retail Shops	1,262.00	RC F8	February 2006	9.29
		Court Motoasakusa	201.24	Residential	1,586.65	SRC	January 2005	9.90

				Complex		F13		
		Court Shin-Okachimachi	311. 22	Residential Complex	1, 494. 55	RC F11	October 2005	4. 70
		Bloom Omotesando	332. 96	Residential Complex	699. 14	RC B1F3	March 2003	6. 55
		Human Heim Okachimachi	174. 44	Residential Complex Retail Shops	1, 444. 25	SRC F14	December 2004	12. 19
		Primo Regalo Kagurazaka	320. 16	Residential Complex Retail Shops	1, 007. 54	RC F8	January 2006	7. 86
		Primo Regalo Youga	603. 00	Residential Complex	1, 213. 20	RC F8	December 2005	9. 98
		Court Shimouma	376. 62	Residential Complex	880. 18	RC F6	October 2005	8. 43
	Other Regional Areas	Ashiya Royal Homes	2, 685. 08	Residential Complex	5, 015. 67	RC F5	June 1991	11. 05
		Venus Hibarigaoka	8, 595. 00	Residential Complex	14, 976. 25	①RC F6 ②RC F5 ③RC F6	March 1989	6. 48
		Regalo Ibaraki I&II	3, 390. 22	Residential Complex	6, 445. 92	①RC F4 ②RC B1F7	①May 1991 ②March 1993	17. 20
		Collection Higashi-Sakura	462. 52	Residential Complex	2, 931. 65	SRC F14	March 2006	12. 20
		Renaissance 21 Hirao Jousui-machi	1, 438. 01	Residential Complex	2, 643. 36	RC F5	October 2005	0. 42
		Montore Nishikouen Bay Court	1, 315. 36	Residential Complex Retail Shops	2, 772. 49	RC F10	February 2006	0. 23
		Abreast Hara	397. 17	Residential Complex Parking	1, 563. 47	SRC F11	February 2000	13. 34
		Abreast Hirabari	889. 15	Residential Complex	1, 867. 75	RC F7	March 2000	13. 56
Total of 30 Residential Properties			37, 420. 32	—	101, 251. 56	—	Average of 5.2 yrs	—
Central Urban Retail Properties	Tokyo Metropolitan Area	Frame Jinnan-zaka	1, 240. 51	Retail Shops	6, 302. 58	S·RC·SRC B2F7	March 2005	6. 20
		KDX Yoyogi Building	228. 74	Retail Shops Offices	1, 269. 06	SRC F8	August 1991	9. 59
	Other Regional Areas	ZARA Tenjin Nishi-dori	595. 52	Retail Shops	1, 445. 02	S F4	November 2005	0. 70
Total of 3 Central Urban Retail Properties			2, 064. 77	—	9, 016. 66	—	Average of 4.0 yrs	—
Total of 72 properties			82, 394. 08	—	363, 695. 45	—	Average of 13.6 yrs	7. 15 (注6)

Notes:

1. Site area data is based on figures recorded in the land register and includes relevant figures in the case of leasehold land. Data may not match with the actual current status. Property that includes land leasehold encompass the site area applicable to leashold portions. Compartmentalized building ownership includes the site area relating to site rights and the total floor area for the entire building, structure and number of floors.

2. Usage is based on data recorded in the land register. All types of use are reported in the case of multi-purpose application.
3. Total floor space is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.
4. Type of structure data is based on data recorded in the land register. The following abbreviations are used to report data relating to structure and the number of floors:

   SRC: Steel-Reinforced Concrete; RC: Reinforced Concrete; S: Steel Frame; B: Below Ground Level; F: Above Ground Level.

   For example: B2F9: Two floors below ground level and nine floors above ground level.
5. Completion date is the date of construction completion recorded in the land register. Average age subtotal and total data is calculated using the weighted-average based on acquisition prices as of April 30, 2007.
6. The portfolio PML applicable to all 72 properties. The data is based on a survey provided by Sompo Japan Risk Management, Inc. as of April 2007.

Individual Real Estate and Property Information

The Investment Corporation has acquired trust beneficiary interests in certain properties. Details of individual real estate held in trust are provided in the individual tables that follow. An explanation of certain items is also provided as follows.

a) General Description of Specified Assets

The acquisition price is the price at which the Investment Corporation acquires each trust beneficiary interest and is the price recorded on each relevant sales agreement excluding taxes. Amounts of less than one million yen have been rounded down.

The appraisal value (end of the third fiscal period) is the amount recorded in relevant appraisal reports prepared by appraisers including Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Corporation, Chuo Real Estate Appraisal Co., Ltd. and Nippon Tochi-Tatemono Limited in accordance with the appraisal methods and standards identified in the Investment Corporation's Articles of Incorporation and standards provided by The Investment Trusts Association, Japan.

The location (address) is the residential address details. In the event a residential address is yet to be determined, local details will reflect details recorded in the land register. In the case of more than one building, the residential address for one of the buildings will be provided.

The site area data for land is based on figures recorded in the register and includes relevant figures in the case of leasehold land. Data may not match actual current status. Compartmentalized ownership building includes the entire site area relating to site rights.

Usage of the property is provided in accordance with classifications identified in Article 8.1-1 of the Urban Planning Law (Law No. 100 of 1968) and subsequent amendments.

The floor area ratio is the total site area for buildings as a ratio to the total site area, pursuant to Article 52 of the Buildings Standards Law (Law No. 201 of 1950) and subsequent amendments. The figure provided is the maximum ratio classified by usage pursuant to city planning guidelines.

The building coverage ratio is the site area applicable to buildings as a ratio to the site area, pursuant to Article 53 of the Buildings Standards Law. The figure provided is the maximum ratio classified by usage pursuant to city planning guidelines.

The ratio of site rights is that which is recorded in the land register for compartmentalized ownership buildings that have registered site rights. The figure is rounded to the second decimal place.

The ownership area interest is the land area of the property owned as a ratio of the entire site area, for sites that fall into categories (i) or (ii) below. For land under co-ownership, the total site area is divided by the Investment Corporation's share of co-ownership. The figure is rounded to the second decimal place.

(I) Sites for which no site rights are registered and where buildings in which the Investment Corporation has compartmentalized ownership (i.e. the type of land ownership is listed as compartmentalized ownership) are located

(II) Sites for which a portion of the land is under co-ownership

Type of structure is based on data recorded in the land register. Type of structure for the entire building is provided for compartmentalized ownership building.

Completion date is the date of construction completed recorded in the register.

Total floor area is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.

Usage of the property is provided in accordance with classifications identified in the register.

Type of residential property is reported in accordance with classifications provided under individual investment standards. For buildings that are comprised of a number of classification types, the main classification is recorded.

b) Related-Parties
The Investment Corporation enters into property management agreements with leading property management companies for each investment property. The names of relevant property management companies as of April 30, 2007 are recorded.

The Investment Corporation enters into master lease agreements with master lease companies for each of its investment properties. The names of relevant master lease companies as of April 30, 2007 are recorded.

c) Special Considerations
Items of importance that may impact ownership rights, usage, appraisal, profitability and salability of real estate held in trust as of the date of this document are recorded in special considerations.

d) Other
Explanatory notes for individual items relating to individual real estate and property information (real estate held in trust) are recorded in other.

KDX Ochanomizu Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥6,400 million
Date of Acquisition	April 2, 2007		Appraisal Value (End of Period)	¥6,640 million
Location	2-9 Kanda Surugadai, Chiyoda-ku, Tokyo (Note 1)			
Land	Site Area	1,515.28 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed steel-reinforced concrete structure; one underground and seven above-ground floors	Completion Date	August 20, 1982
	Total Floor Area	7,720.08 m² (Note 2)	Usage	Office, Storage, Retail Shops, Parking, Storage
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Co., Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: Storage; Type of Structure: Flat-roofed, reinforced concrete structure one-story building; Floor Area: 13.81 m²)			

KDX Shiba-Daimon Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥6,090 million
Date of Acquisition	March 1, 2007	Appraisal Value (End of Period)	¥6,340 million
Location	2-10-8 Shiba-Daimon, Minato-ku, Tokyo		

Land	Site Area	1,182.40 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed steel-reinforced concrete structure; one underground and nine above-ground floors	Completion Date	July 31, 1986
	Total Floor Area	7,824.03 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Resona Bank, Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion (an area of approximately 5 m) of the Property's boundaries with adjacent land has not been determined through joint surveys or on paper. However, there is currently no dispute with the owner of the aforementioned adjacent land.			
Other	None			

KDX Kojimachi Building (Offfice Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,950 million
Date of Acquisition	November 1, 2005		Appraisal Value (End of Period)	¥6,220 million
Location	3-3-4 Kojimachi, Chiyoda-ku, Tokyo (Note 1)			
Land	Site Area	612.17 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 9 above-ground floors	Completion Date	May 17, 1994
	Total Floor Area	5,323.81 m²	Usage	Offices, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The residential address of the Property is yet to be determined.			

KDX Nihonbashi 313 Building (Office Buiding)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,940 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥7,530 million
Location	3-13-5 Nihonbashi, Chuo-ku, Tokyo			
Land	Site Area	1,047.72 m²	Usage of the Property	Commercial district

	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 9 above-ground floors	Completion Date	April 16, 1974 (Note 2)
	Total Floor Area	8,613.09 m²	Usage	Offices
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The building was constructed prior to the implementation of new earthquake-resistance standards. However, in a report prepared by Nihon Sekkei, Inc., the building was confirmed as being in compliance with new earthquake-resistance standards.			

Toshin 24 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,300 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥5,860 million
Location	2-20-5 Minamisaiwai, Nishi-ku, Yokohama-shi, Kanagawa			
Land	Site Area	1,287.16 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%・400%/80%・80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	September 18, 1984
	Total Floor Area	8,483.17 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Sogo HirakawachoBuilding (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,180 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥5,660 million
Location	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo			
Land	Site Area	1,013.85 m²	Usage of the Property	Commercial district
	Type of	Proprietary ownership	Floor Area Ratio/	600%/80%

	Ownership		Building Coverage Ratio	
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 3 underground and 10 above-ground floors	Completion Date	March 17, 1988
	Total Floor Area	8,002.97 m²	Usage	Office, Retail Shops, Residential Complex
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Ebisu East 438 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥4,640 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥5,600 million
Location	4-3-8 Ebisu, Shibuya-ku, Tokyo			
Land	Site Area	724.22 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 7 above-ground floors	Completion Date	January 22, 1992
	Total Floor Area	4,394.58 m²	Usage	Offices, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	As a result of expropriation of a portion of land to accommodate widening of the roadway that fronts the Property, the floor area ratio is under incompetent at exsistence.			
Other	None			

Higashi-Kayabacho Yuraku Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥4,450 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥5,760 million
Location	1-17-25 Shinkawa, Chuo-ku, Tokyo			
Land	Site Area	773.43 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80%
Building	Type of	Flat-roofed, steel-frame	Completion Date	January 7, 1987

	Structure	reinforced concrete structure; 1 underground and 9 above-ground floors		
	Total Floor Area	5,916.48 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	1. On a structural basis, the adjoining building is a part of the Property. 2. Approval has been provided to allow users of the adjoining building to utilize common use areas of the Property. The Investment Corporation receives a fee from the owner of the adjoining building accordingly. Renovation and other changes to common and other areas of the Property are subject to acknowledgement from the owner of the adjoining building. 3. The Tokyo Metro Tozai Line runs beneath the roadway on the southern side of the Property. In the event of building construction within a distance of 20m from defined subway boundaries, the Investment Corporation must provide prior notification to Tokyo Metro Co., Ltd. and commence prior discussion for approval.			
Other	None			

KDX Toranomon Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥4,400 million
Date of Acquisition	April 17, 2007		Appraisal Value (End of Period)	¥4,020 million
Location	1-4-3 Toranomon, Minato-ku, Tokyo			
Land	Site Area	288.20 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80%
Building	Type of Structure	Flat-roofed steel-reinforced concrete structure; one underground and nine above-ground floors	Completion Date	April 28, 1988
	Total Floor Area	2,277.38 m²	Usage	Recreation hall, Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust & Banking Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Nishi-Gotanda Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥4,200 million
Date of Acquisition	December 1, 2006		Appraisal Value (End of Period)	¥4,700 million
Location	7-20-9 Nishi-gotanda Shinagawa-ku, Tokyo			
Land	Site Area	684.41 m²	Usage of the Property	Commercial district

	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80%
Building	Type of Structure	Flat-roofed steel-reinforced concrete structure; one underground and eight above-ground floors	Completion Date	November 20, 1992
	Total Floor Area	5,192.87 m²	Usage	Office, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Hatchobori Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,680 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥3,920 million
Location	1-17-25 Shinkawa, Chuo-ku, Tokyo			
Land	Site Area	992.20 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure, reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	June 30, 1993
	Total Floor Area	4,800.43 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Omori Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,500 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,860 million
Location	1-6-8 Omori-kita, Ohta-ku, Tokyo			
Land	Site Area	1,123.93 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%

Building	Type of Structure	Flat-roofed, reinforced concrete structure, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	October 23, 1990
	Total Floor Area	7,334.77 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Hamamatsucho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,460 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,730 million
Location	2-7-19 Hamamatsucho, Minato-ku, Tokyo			
Land	Site Area	504.26 m² (Note)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership / a portion subject to leasehold rights (Note)	Floor Area Ratio/ Building Coverage Ratio	700%/80%
Building	Type of Structure	Steel-frame structure; 9 above-ground floors	Completion Date	September 30, 1999
	Total Floor Area	3,592.38 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 56.1322 m² Limited proprietary right of land holder: Nihon Shokusan Kougyo Kabushikigaisha Leasehold term: 30 years commencing October 25, 2005 In the event of Property transfer, approval must be obtained from the limited proprietary right of the land holder relating to the leasehold portion.			

KDX Higashi-Shinjuku Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥2,950 million
Date of Acquisition	September 1, 2006	Appraisal Value (End of Period)	¥3,100 million
Location	2-4-10 Kabukicho, Shinjuku-ku, Tokyo		

Land	Site Area	1,340.97 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	January 31, 1990
	Total Floor Area	7,885.40 m²	Usage	Offices, Storage, Parking (Note 1)
	Type of Ownership	Compartmentalized ownership (Note 2)	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	A transformer containing polychlorinated biphenyl (PCB) is installed and currently in use at the Property. Application for its use has been lodged with the Kanto Tohoku Industrial Safety and Inspection Department of the Ministry of Economy, Trade and Industry, and the Governor of Tokyo. The Investment Corporation intends to continue lawful management of the transformer. Prior to the Investment Corporation's acquisition of the Property, the seller completed the removal of all PCB waste stored at the Property, in accordance with the Law Concerning Special Measures Against PCB Waste.			
Other	Notes: 1. The building is subject to compartmentalized ownership. Usage is recorded for respective owners. 2. The building is subject to compartmentalized ownership. The trustee, however, holds the entire property.			

Dai-ichi Kayabacho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,780 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,030 million
Location	3-4-2 Kayabacho Nihonbashi, Chuo-ku, Tokyo			
Land	Site Area	617.17 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership (Ratio of the ownership 98.67%) (Note 2)	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 8 above-ground floors (Note3)	Completion Date	October 31, 1987
	Total Floor Area	3,804.86 m² (Note 4)	Usage	Offices, Parking (Note 3)
	Type of Ownership	Compartmentalized ownership (Note 5)	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The total site area (include co ownership area) is for the entire facilities building. 2. The rights of the land is as follows: (1) Registered address: 12-4 (site area: 272.31 m²) Co ownership of shared properties with one individual: 3,176,254/3,222,078			

	(2) Registered address: 12-5 (site area: 306.84 m²) Co ownership of shared properties with one individual: 3,176,254/3,222,078 (3) Registered address: 12-21 (site area: 38.02 m²): tenancy in severalty (Ownership interest 100%) 3. The total floor area, type of structure and type of usage for the entire facilities building. The compartmentalized ownership includes the area which was converted on the 1F and 2F-8F offices. 4. The total floor area for the entire building. 5. Of the total compartmentalized ownership portion of the entire facilities building of 3,070.21 m², the Investment Corporation exclusive compartmentalized ownership portion totals 3,029.31 m² (approximately 98.67%).

KDX Shinbashi Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,690 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,050 million
Location	2-2-9 Shimbashi, Minato-ku, Tokyo			
Land	Site Area	536.11 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership (Ratio of the ownership 60.24%) (Note 2)	Floor Area Ratio/ Building Coverage Ratio	700%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure / Steel-frame structure; 1 underground and 8 above-ground floors (Note3)	Completion Date	February 5, 1992
	Total Floor Area	3,960.22 m²(Note 4&5)	Usage	Offices, Retail Shopos, Parking (Note3)
	Type of Ownership	Compartmentalized ownership / Co ownership of compartmentalized ownership (Note 6)	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	1. The total site area (include co ownership area) is for the entire facilities building. 2. The rights of the land is as follows: Registered address: 3-2, 3-9 (site area: 322.96 m²): Ownership (Ownership interest 100%) Registered address: 3-3 (site area: 213.15 m²): Owned by one individual (No ownership) 3. The total floor area, type of structure and type of usage for the entire facilities building. The compartmentalized ownership includes co-ownership parking area of B1-1F (ownership interest 9-10) and 1F-5F of offices and retail shops. 4. The total floor area for the entire building. 5. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: mechanical room; Type of Structure: steel-frame reinforced concrete structure; 1 F; Floor area: 6.21 m²) (Usage: mechanical room; Type of Structure: steel-frame reinforced concrete structure; 1 F; Floor area: 7.01 m²) 6. Of the total compartmentalized ownership portion of the entire facilities building of 3,356.28 m², the Investment Corporation exclusive compartmentalized ownership portion totals 2,071.86 m² (approximately 61.73%). (The ownership interest is 9/10 for the co-ownership parking area (197.97 m²)			

KDX Nakano-Sakaue Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,533 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥2,680 million
Location	3-30-4 Honcho, Nakano-ku, Tokyo			
Land	Site Area	1,235.16 m²	Usage of the Property	Commercial district, Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership (Percentage of site rights 100%)	Floor Area Ratio/ Building Coverage Ratio	500%·200%/80%·60%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 11 above-ground floors	Completion Date	August 27, 1992
	Total Floor Area	6,399.42 m²	Usage	Office, Retail Shops, Residential, Parking, Storage (Note 1)
	Type of Ownership	Compartmentalized ownership (Note 2)	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The building is subject to compartmentalized ownership. Usage is recorded for respective owners. 2. The building is subject to compartmentalized ownership. The trustee, however, holds the entire property.			

KDX Shin-Yokohama Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,520 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,680 million
Location	2-3-8 Shinyokohama, Kouhoku-ku, Yokohama-shi, Kanagawa			
Land	Site Area	705.00 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80%
Building	Type of Structure	Flat-roofed, stee-frame structure;1 underground and 9 above-ground floors	Completion Date	September 25, 1990
	Total Floor Area	6,180.51 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Harajuku F.F. Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,450 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥3,060 million
Location	3-38-12 Sendagaya, Shibuya-ku, Tokyo			
Land	Site Area	699.67 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 11 above-ground floors	Completion Date	November 21, 1985
	Total Floor Area	3,812.44 m²	Usage	Retail Shops, Office, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The Property is subject to certain conditions that require construction of a parking facility for 6 vehicles pursuant to an ordinance of the Tokyo Metropolitan Government. Following expropriation of a portion of land to accommodate widening of the roadway that fronts the Property, parking facilities for only 2 vehicles have been currently provided. After acquiring parking facilities for four vehicles in close proximity to the Property, the Investment Corporation has submitted the necessary notification to Shibuya Ward in accordance with Article 12.5 of the Building Standards Law.			
Other	None			

KDX Kajicho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,350 million
Date of Acquisition	July 3, 2006		Appraisal Value (End of Period)	¥2,410 million
Location	3-5-2 Kanda Kajicho, Chiyoda-ku, Tokyo (Note)			
Land	Site Area	526.43 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	March 20, 1990
	Total Floor Area	3,147.70 m²	Usage	Offices, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Relevant parties have undertaken an onsite inspection to confirm boundaries with adjoining properties. Written confirmation for a portion of the Property's boundaries is yet to be executed.			
Other	Note: The residential address of the Property is yet to be determined.			

KDX Hamacho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,300 million
Date of Acquisition	March 16, 2006		Appraisal Value (End of Period)	¥2,890 million
Location	2-17-8 HamachoNihombashi, Chuo-ku, Tokyo			
Land	Site Area	554.80 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 10 above-ground floors	Completion Date	September 30, 1993
	Total Floor Area	4,133.47 m²	Usage	Retail Shops, Office, Residential, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Relevant parties have undertaken an onsite inspection to confirm boundaries with adjoining properties. Written confirmation for a portion of the Property's boundaries is yet to be executed.			
Other	None			

FIK Minami Aoyama Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,270 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥3,340 million
Location	5-13-3 Minami Aoyama, Minato-ku, Tokyo			
Land	Site Area	369.47 m²	Usage of the Property	Commercial district, Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%·300%/80%·60%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	November 21, 1988
	Total Floor Area	1,926.98 m²	Usage	Office, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A determination was made on February 7, 1964 to widen the roadway (25 m) on the northern side of the Property in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 35 m² will be transferred to the Tokyo Metropolitan Government. In March 1999, construction for an extension of the existing building was completed. The extended portion encroaches on the area subject to expropriation by approximately 34m². Approval to construction was however received in accordance with the Urban			

	Planning Law.
Other	None

KDX Funabashi Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥2,252 million (Note)
Date of Acquisition	March 1, 2006		Appraisal Value (End of Period)	¥2,360 million
Location	7-11-5 Honcho, Funabashi, Chiba			
Land	Site Area	1,180.41 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	April 13, 1989
	Total Floor Area	5,970.12 m²	Usage	Office, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	A portion of the Property's land was appropriated to facilitate the widening of the road immediately in front of the building. As a result, the Property's floor area ratio and building coverage ratio does not comply with existing standards.			
Other	Note: The acquisition price is rounded down to the nearest million yen.			

KDX Okachimachi Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥2,000 million
Date of Acquisition	March 1, 2007		Appraisal Value (End of Period)	¥2,010 million
Location	5-24-16 Ueno, Taito-ku, Tokyo			
Land	Site Area	239.72 m² (Note)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership / a portion subject to leasehold rights (Note)	Floor Area Ratio/ Building Coverage Ratio	800%/80%
Building	Type of Structure	Steel-frame structure; 10 above-ground floors	Completion Date	June 2, 1988
	Total Floor Area	1,882.00 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	None			

Other	Note: Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 47.96 m^2 Owner of land with leasehold: One individual Leasehold term: February 19, 1986 to February 18, 2017 In the event of Property transfer, approval must be obtained from the limited proprietary right of the land holder relating to the leasehold portion.

Kanda Kihara Buiding (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,950 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,990 million
Location	3-5-8 Kanda-Kajicho, Chiyoda ward, Tokyo (Note 1)			
Land	Site Area	410.18 m^2	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete / reinforced concrete / steo-frame structure; 1 underground and 8 above-ground floors	Completion Date	May 17, 1993
	Total Floor Area	2,393.94 m^2 (Note 2)	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Sumitomo Trust & Banking Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: store room; Type of Structure: concrete block, zino-plated steel sheet roof one-story building; Floor area: 1.29 m^2)			

KDX Yotsuya Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,950 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,110 million
Location	1-22-5 Yotsuya, Shinjuku-ku, Tokyo (Note 1)			
Land	Site Area	996.65 m^2 (Note 2)	Usage of the Property	Category I district for residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 2 underground and 4 above-ground floors	Completion Date	October 5, 1989
	Total Floor	3,329.68 m^2	Usage	Offices, Retail Shops, Parking

	Area			
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. Includes an area of approximately 30m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law.			

KDX Shinjuku-Gyoen Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,610 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,970 million
Location	1-1-12 Shinjuku, Shinjuku-ku, Tokyo			
Land	Site Area	383.63 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80%
Building	Type of Structure	Flat-roofed, steel-frame / steel-frame reinforced structure; 9 above-ground floors	Completion Date	June 30, 1992
	Total Floor Area	2,594.88 m²	Usage	Office, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Kiba Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,580 million
Date of Acquisition	June 20, 2006		Appraisal Value (End of Period)	¥1,690 million
Location	5-12-8 Kiba, Koto-ku, Tokyo			
Land	Site Area	922.77 m²	Usage of the Property	Semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 5 above-ground floors	Completion Date	October 27, 1992
	Total Floor Area	2,820.64 m²	Usage	Office, Parking

	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Nishi-Shinjuku Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥1,500 million
Date of Acquisition	April 2, 2007		Appraisal Value (End of Period)	¥1,500 million
Location	7-22-45 Nishi-Shinjuku, Shinjuku-ku, Tokyo			
Land	Site Area	626.06 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel reinforced concrete structure; five above-ground floors	Completion Date	October 5, 1992
	Total Floor Area	2,017.63 m²	Usage	Office, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The boundaries of the Property are in conflict with the publicly recorded map. In specific terms, the recorded land location differs from actual conditions.			
Other	None			

KDX Monzen-Nakacho Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥1,400 million
Date of Acquisition	January 19, 2007		Appraisal Value (End of Period)	¥1,430 million
Location	1-14-1 Botan, Koto-ku, Tokyo			
Land	Site Area	580.99 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed steel-reinforced concrete structure; eight above-ground floors	Completion Date	September 18, 1986
	Total Floor Area	2,668.91 m²	Usage	Office, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.

Special Considerations	(1) For adjacent land owner next to the northeast side of the property, portion of the property (approximately 3.9m²) on the northeast side is put to use (temporary land use) as free parking space. (2) A transformer containing polychlorinated biphenyl (PCB) is installed and currently in use at the Property. Application for its use has been lodged with the Kanto Tohoku Industrial Safety and Inspection Department of the Ministry of Economy, Trade and Industry, and the Governor of Tokyo. The Investment Corporation intends to continue lawful management of the transformer.
Other	None

KDX Hon-Atsugi Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,305 million
Date of Acquisition	March 1, 2007		Appraisal Value (End of Period)	¥1,320 million
Location	4-9-18 Nakamachi, Atsugi-shi, Kanagawa			
Land	Site Area	724.62 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed steel-reinforced concrete structure; eight above-ground floors	Completion Date	May 31, 1995
	Total Floor Area	3,603.63 m²	Usage	Office, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Hachioji Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,155 million
Date of Acquisition	March 1, 2007		Appraisal Value (End of Period)	¥1,160 million
Location	12-7 Asahi-machi, Hachioji-shi, Tokyo			
Land	Site Area	460.62 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed steel-reinforced concrete structure; nine above-ground floors	Completion Date	December 20, 1985
	Total Floor Area	2,821.21 m²	Usage	Office, Parking, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.

Special Considerations	(1) The boundary between the Property and roadway (City of Hachioji) fronting the Property has not been determined. The City of Hachioji is currently taking procedures to clarify the aforementioned boundary, with a survey company consigned by the city carrying out operations to clarify the boundary. (2) The first floor of the building is currently being used as a retail shop, which varies from the usage (office space) stipulated in the building permit. Plans are in place by the Investment Corporation to rapidly apply for a change in use of the stipulated area following the acquisition. (3) A certificate of inspection is yet to be received for a portion of the signboards (two side signboards and two advertising boards on the roof) on the building following their completion. Moreover, building certification procedures stipulated by the Building Standards Law have not been followed for certain of these signboards. Plans are in place by the Investment Corporation to rapidly remove, reset or take other appropriate steps related to these signboards following the acquisition. (4) A transformer containing polychlorinated biphenyl (PCB) is installed and currently in use at the Property. Application for its use has been lodged with the Kanto Tohoku Industrial Safety and Inspection Department of the Ministry of Economy, Trade and Industry, and the Governor of Tokyo. The Investment Corporation intends to continue lawful management of the transformer. Prior to the Investment Corporation's acquisition of the Property, the seller completed the removal of all PCB waste stored at the Property, in accordance with the Law Concerning Special Measures Against PCB Waste.
Other	None

KDX Nogizaka Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥1,065 million
Date of Acquisition	July 14, 2006		Appraisal Value (End of Period)	¥1,060 million
Location	7-2-29 Roppongi, Minato-ku, Tokyo			
Land	Site Area	409.36 m² / private road on the east side 713.78 m² (co-ownership interest 1/14)	Usage of the Property	Neighboring commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 5 above-ground floors	Completion Date	May 27, 1991
	Total Floor Area	1,695.07 m²	Usage	Office, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	As part of the Property's land (Lot No. 206-19) is intended for subway construction, the surface rights are set at less than 23.91 meters above Tokyo Bay sea level.			
Other	None			

KDX Koishikawa Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥704 million
Date of Acquisition	August 1, 2005	Appraisal Value (End of Period)	¥827 million

Location	1-21-14 Koishikawa, Bunkyo-ku, Tokyo			
Land	Site Area	404.89 m² (Note)	Usage of the Property	Commercial district, semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%·300%/80%·60%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	October 5, 1992
	Total Floor Area	1,866.58 m²	Usage	Retail Shops, Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of a flowerbed within the Property's land site encroaches the boundaries of an adjoining roadway on the eastern side.			
Other	Note: A portion of the Property's site area on the northern side (approximately 59 m²) is designated for roadway use by the municipal government in line with the Bunkyo ward Koishikawa Yanagicho redevelopment project. Accordingly, this portion is provided to the municipal government free of charge.			

Portus Center Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,570 million
Date of Acquisition	September 21, 2005		Appraisal Value (End of Period)	¥5,620 million
Location	4-45-1 Ebisujimacho, Sakai, Osaka (Note 1)			
Land	Site Area	13,936.63 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership (Percentage of site rights, approximately 22.26%) (Note 2)	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure / steel-frame structure; 2 underground and 25 above-ground floors (Note3)	Completion Date	September 30, 1993
	Total Floor Area	79,827.08 m² (Note 3)	Usage	Office, Retail Shops, Storage, Parking (Note 5)
	Type of Ownership	Compartmentalized ownership / Co ownership of compartmentalized ownership (Note 4)	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of the property's site is subject to public easement in connection with sewage system maintenance.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property is located in an area adjoining the west exit of Sakai Station that has been designated as an area that			

	can be developed for higher urban density. Accordingly, the maximum and minimum floor area ratios are 500% and 200% respectively. In addition, the maximum building coverage ratio is 70% and comprised of a maximum ratio of 50% as an area that can be developed for higher urban density, 10% in accordance with Article 53.4 of the Building Standards Law; Fire proof building and 10% in accordance with Article 53.3 of the Building Standards Law relating to corner plot deregulation. 3. Portus Sakai is comprised of an office building (Portus Center Building), the Plaza Tower and a hotel and retail component. The Property is made up of the compartmentalized ownership portion of the office building (Floors 1 and a portion of floors 3 through 16), and the compartmentalized ownership portion of below ground facilities (B2 and a portion of B1). 4. The total floor area and type of structure for the entire facilities building. 5. The ratio of the site rights of the Property is 22,257,118/100,000,000. Of the total compartmentalized ownership portion of the entire facilities building of 69,832.26 m², the Investment Corporation exclusive compartmentalized ownership portion totals 16,892.49 m² (approximately 24.1%). However, the compartmentalized ownership ratio of common use areas comprising below ground parking totaling 11,625.36 m² is 150/365. 6. The usage of the Property.

KDX Minami Semba Dai-1 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,610 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,640 million
Location	2-1-10 Minami Semba, Chuo-ku, Osaka-shi, Osaka			
Land	Site Area	715.44 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure / reinforced concrete structure / steel-frame structure / zinc-plated steel sheet roof; 1 underground and 9 above-ground floors	Completion Date	March 25, 1993
	Total Floor Area	4,236.59 m²	Usage	Offices, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	Resona Bank, Ltd.		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Minami Semba Dai-2 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,560 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,620 million
Location	2-11-26 Minami Semba, Chuo-ku, Osaka-shi, Osaka			
Land	Site Area	606.45 m²	Usage of the Property	Commercial district

	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure / steel-frame structure; 1 underground and 9 above-ground floors	Completion Date	September 9, 1993
	Total Floor Area	3,315.93 m²	Usage	Storage, Retail Shops, Offices, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Hakata-Ekimae Dai-2 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,430 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,600 million
Location	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka			
Land	Site Area	866.00 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%･500%/80%･80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 9 above-ground floors	Completion Date	September 11, 1984
	Total Floor Area	4,846.01 m² (Note)	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of Structure: steel-frame, flat-roofed one-story building; Floor area: 49.49 m²)			

KDX Niigata Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,305 million
Date of Acquisition	March 1, 2007		Appraisal Value (End of Period)	¥1,200 million
Location	2-5-1 Higashi-Odori, Niigata-shi, Niigata			
Land	Site Area	1,110.56 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%

Building	Type of Structure	Flat-roofed, reinforced concrete structure; two underground and thirteen above-ground floors (Note 1)	Completion Date	July 13, 1983 (Note 2)
	Total Floor Area	6,810.29 m²	Usage	Office, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	1. Asbestos-containing fireproofing insulation has been used on a portion of the beams in the ceiling of the building. The previous owner carried out work on August and September of 2006 to contain and enclose the aforementioned areas. Following this work, air-content measurements in the building confirmed the absence of asbestos particles. 2. The building was designed prior to the enactment of new earthquake-resistance standards. However, in the report made by Kabushikigaisha Nikken Sekkei in April 2006, it judged that "Results of inspections on the building's quake-resistance structure conducted in 1999 demonstrated that the building meets the same quake-resistance standards as stipulated by the current Building Standards Law."			
Other	Notes: 1. The building permit and the certificate of inspection record the building as a steel-reinforced concrete structure, with a portion of the building as a steel-frame structure. 2. The building was designed by Kabushikigaisha Nikken Sekkei in 1973, which applied for a building permit in the same year and began constructing the building frame in 1974. Subsequently, it applied for a new building permit in order to undertake major renovations and additions in 1982. The building in its current form was completed in 1983 and obtained a certificate of inspection in the same year.			

Residence Charmante Tsukishima (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,353 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥5,460 million
Location	3-26-8 Tsukishima, Chuo-ku, Tokyo			
Land	Site Area	4,252.86 m² (Note 1)	Usage of the Property	Commercial district, Category II district for residential
	Type of Ownership	Proprietary ownership (Percentage of site rights, approximately 56.65%) (Note 2)	Floor Area Ratio/ Building Coverage Ratio	500%・400%/80%・60%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 10 above-ground floors (Note3)	Completion Date	January 15, 2004
	Total Floor Area	18,115.39 m² (Note 4)	Usage	Residential Complex, Offices (Note 3)
	Type of Ownership	Compartmentalized ownership (Note 5)	Property Type	Compact Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management	Kenedix Advisors Co., Inc.
			Master LeaseCompany	Sekiwa Real Estate, Ltd.
Special Considerations	None			

Other	Notes: 1. The total site area (include co ownership area) is for the entire facilities building. 2. The Investment Corporation's portion of exclusive ownership is the residential portion (ratio of site rights = 766,990/1,353,792) of floors 2 -10F in Building A located along Nishioki Street (also called Monja Street). The areas from B1 to the office portion of 2F, plus the residential portion of Building B located along the northeast side of the road, belong to other co-owners. The Investment Corporation owns a total of 140 residential units, comprised of 52 1K-type and 1LDK-type units measuring approximately 40 - 45 m², and 88 1LDK-type, 2DK-type and 2LDK-type units measuring approximately 58 – 85 m². 3. The total floor area and type of structure for the entire facilities building. 4. The total floor area is for the entire facilities building. 5. Of the total compartmentalized ownership portion of the entire facilities building of 13,168.75 m², the Investment Corporation exclusive compartmentalized ownership portion totals 7,487.85 m² (approximately 56.86%).

Regalo Ochanomizu I&II (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,600 million (Note 1)
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,670 million
Location	①2-3-19 Hongo, Bunkyo-ku, Tokyo (I) ②2-3-18 Hongo, Bunkyo-ku, Tokyo (II)			
Land	Site Area	1,205.65 m² (Note 1&2)	Usage of the Property	Commercial district, Neighborhood comemercial district
	Type of Ownership	Proprietary ownership (Percentage of ownership area interest, approximately 97.66%) (Note 3)	Floor Area Ratio/ Building Coverage Ratio	①500%・400%/80%・60% ②400%/80%
Building	Type of Structure	①Flat-roofed, reinforced concrete structure; 1 underground and 10 above-ground floors ②Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	①January 30, 2006 ②February 26, 2006
	Total Floor Area	4,843.27 m² (Note 1)	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Resona Bank, Ltd.		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	The width of the road along the south side of this property (building I) was slated for expansion to 25 m in accordance with urban planning ordinances dated March 21, 1946. However, a resolution to go forward with the construction has not yet passed. Even in the event that these urban planning ordinances are implemented, the subject land shall not be expropriated.			
Other	Notes: 1. The Property consists from 2 buildings. The figures including acquisition price, site area and total floor area indicates the total for the 2 buildings. 2. Includes the area of private road (approximately 141m²) and an area of approximately 24m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 3. Among two parcel of land for the above private road, one of the parcel of land (Lot number: 15-13, Area: 115.00 m²) has 7 co owners who are individuals. (Ratio of co ownership of shared properties is 75,454/100,000)			

Storia Sirokane (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,150 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥3,370 million
Location	4-7-8 Shiroganedai, Minato-ku, Tokyo			
Land	Site Area	1,197.13 m² (Note)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure/ steel-frame structure; 2 underground and 13 above-ground floors	Completion Date	February 21, 2003
	Total Floor Area	5,750.05 m²	Usage	Retail Shops, Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: Includes an area of approximately 54 m² retreating back from the roadway in accordance with Article 42.2 of the Building Standards Law.			

Tre di Casa Minami Aoyama (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,460 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥2,660 million
Location	3-4-8, Minami Aoyama, Minato-ku, Tokyo			
Land	Site Area	767.70 m²	Usage of the Property	Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 6 above-ground floors	Completion Date	February 26, 2004
	Total Floor Area	1,986.44 m²	Usage	Residential complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Regalo Shiba-Kouen (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,260 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,280 million
Location	3-4-16 Shiba, Minato-ku, Tokyo			
Land	Site Area	530.45 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 13 above-ground floors	Completion Date	November 18, 2005
	Total Floor Area	2,786.98 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Court Mejiro (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,250 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,140 million
Location	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo			
Land	Site Area	1,581.91 m²	Usage of the Property	Category I exclusive district for low-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	150%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 3 above-ground floors	Completion Date	March 5, 1997
	Total Floor Area	3,326.07 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Prestige Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Apartments Motoazabu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥1,210 million

Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,300 million
Location	2-1-19 Motoazabu, Minato-ku, Tokyo			
Land	Site Area	639.41 m²	Usage of the Property	Neighborhood commercial district, category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%·300%/80%·60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	January 14, 2004
	Total Floor Area	1,685.14 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A determination was made on April 25, 1946 (Post War Revitalization Declaration No. 15) relating to National Highway No. 10, the roadway fronting the Property, in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 45 m² will be transferred to the Tokyo Metropolitan Government. A portion of the Property's land is already set back from the roadway.			
Other	None			

Apartments Wakamatsu-Kawada (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,180 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,240 million
Location	9-4 Yochomachi, Shinjuku-ku, Tokyo			
Land	Site Area	412.42 m²	Usage of the Property	Neighborhood commercial district, category I district for residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%·300%/80%·60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 12 above-ground floors	Completion Date	February 19, 2004
	Total Floor Area	1,858.51 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A determination was made on March 26, 1946 (Post War Revitalization Declaration No. 3) relating to the roadway fronting the northern side of the Property, in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 2 m² will be transferred to the Tokyo Metropolitan Government. A portion of the Property's land is already set back from the roadway.			
Other	None			

Chigasaki Socie Ni-bankan (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,160 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,160 million
Location	2-1-38 Chigasaki, Chigasaki-shi, Kanagawa			
Land	Site Area	2,191.21 m² (Note)	Usage of the Property	Neighborhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	January 29, 1991
	Total Floor Area	3,821.74 m²	Usage	Offices, Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: Includes an area of approximately 22m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law.			

Court Nihonbashi-Hakozaki (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,130 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,220million
Location	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo			
Land	Site Area	260.85 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 12 above-ground floors	Completion Date	February 6, 2004
	Total Floor Area	1,727.96 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Court Nishi-Shinjuku (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥1,130 million

Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,160 million
Location	7-18-15 Shinjuku, Shinjuku-ku, Tokyo			
Land	Site Area	408.16 m² (Note)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	October 7, 2005
	Total Floor Area	1,669.33 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: Includes an area of approximately 9.8m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law.			

Side Denenchofu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,110 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,100 million
Location	40-14 Denenchofu Honcho, Ota-ku, Tokyo			
Land	Site Area	1,326.57 m²	Usage of the Property	Semi-residential district, category I exclusive district for residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%·200%/60%·60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	February 17, 1997
	Total Floor Area	2,433.52 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Gradito Kawaguchi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥1,038 million
Date of Acquisition	June 30, 2006	Appraisal Value (End of Period)	¥1,060 million
Location	3-3-7 Sakaecho, Kawaguchi-shi, Saitama		

Land	Site Area	423.94 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 12 above-ground floors	Completion Date	February 13, 2006
	Total Floor Area	1,705.38 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

S-court Yokohama-Kannai II (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥945 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,000 million
Location	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa (Note 1)			
Land	Site Area	366.83 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	March 17, 2003
	Total Floor Area	1,738.71 m² (Note 2)	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master Lease Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel sheet roof one-story building; Floor area: 35.96 m²).			

Regalo Komazawa-Kouen (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥912 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥943 million
Location	5-21-6 Komazawa, Setagaya-ku, Tokyo			
Land	Site Area	363.08 m²	Usage of the Property	Neighborhood commercial district
	Type of	Proprietary ownership	Floor Area Ratio/	300%/80%

	Ownership		Building Coverage Ratio	
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	February 6, 2006
	Total Floor Area	1,262.00 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Court Motoasakusa (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥880 million
Date of Acquisition	August 1, 2005		Appraisal Value: (End of Period)	¥925 million
Location	4-8-10 Motoasakusa, Taito-ku, Tokyo			
Land	Site Area	201.24 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 13 above-ground floors	Completion Date	January 31, 2005
	Total Floor Area	1,585.65 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Court Shin-Okachimachi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥878 million
Date of Acquisition	May 1, 2006		Appraisal Value: (End of Period)	¥888 million
Location	1-10-6 Moto-asakusa, Taito-ku, Tokyo			
Land	Site Area	311.22 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 11	Completion Date	October 7, 2005

		above-ground floors		
	Total Floor Area	1,494.55 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Bloom Omotesando (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥875 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥955 million
Location	5-39-7 Jingumae, Shibuya-ku, Tokyo			
Land	Site Area	332.96 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 3 above-ground floors	Completion Date	March 14, 2003
	Total Floor Area	699.14 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Presitage Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Human Heim Okachimachi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥830 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥890 million
Location	2-28-4 Taito, Taito-ku, Tokyo			
Land	Site Area	174.44 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80%
Building	Type of Structure	Flat-roofed, steel reinforced concrete structure; 14 above-ground floors	Completion Date	December 7, 2004

	Total Floor Area	1,444.25 m²	Usage	Residential complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Primo Regalo Kagurazaka (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥762 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥770 million
Location	8-10 Tsukiji-cho, Shinjuku-ku, Tokyo (Note)			
Land	Site Area	320.16 m²	Usage of the Property	Semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	January 17, 2006
	Total Floor Area	1,007.54 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The residential address of the Property is yet to be determined.			

Primo Regalo Youga (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥730 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥735 million
Location	5-34-21 Seta, Setagaya-ku, Tokyo			
Land	Site Area	603.00 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential, Category I exclusive district for low-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%·80%/60%·40%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	December 20, 2005
	Total Floor Area	1,213.20 m²	Usage	Residential Complex

	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Court Shimouma (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥638 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥644 million
Location	1-21-8 Shimouma, Setagaya-ku, Tokyo			
Land	Site Area	376.62 ㎡	Usage of the Property	Category I exclusive district for medium-and high-rise residential, Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%·300%/60%·60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	October 13, 2005
	Total Floor Area	880.18 ㎡	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Ashiya Royal Homes (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,330 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,440 million
Location	20-10 Ohara-cho, Ashiya-shi, Hyogo			
Land	Site Area	2,685.08 ㎡	Usage of the Property	Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 5 above-ground floors	Completion Date	June 5, 1991
	Total Floor Area	5,015.67 ㎡	Usage	Residential Complex

	Type of Ownership	Proprietary ownership	Property Type	Prestage Type
Trustee	Resona Bank, Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The width of the road along the south side of this property was slated for expansion to 20 m in accordance with urban planning ordinances dated August 5, 1946. However, a resolution to go forward with the construction has not yet passed. In the event that these urban planning ordinances are implemented, the edge of the road would be extended approximately 13.6 m from its current position, bringing it inside the site area. Accordingly, a portion of the land (approximately 400 m²) on this property would have to be ceded in order to make space for the road. However, since the subject area included in the road proposal is currently being used as a parking area, even if the proposal to use the area as a road goes forward in the future, such plans would have essentially no impact on the use of the property.			
Other	None			

Venus Hibarigaoka (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,800 million (Note 1)
Date of Acquisition	December 8, 2005		Appraisal Value (End of Period)	¥1,770 million
Location	1) 2-24-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 2) 2-25-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 3) 2-26-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido			
Land	Site Area	8,595.00 m² (Note 1)	Usage of the Property	Category II exclusive district for medium- and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60%
Building	Type of Structure	1) Flat-roofed, reinforced concrete structure; 6 above-ground floors 2) Flat-roofed, reinforced concrete structure; 5 above-ground floors 3) Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	March 13, 1989
	Total Floor Area	14,976.25 m² (Note 1&2)	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The Property consists from 3 buildings. The figures including acquisition price, site area and total floor area indicates the total for the 3 buildings. 2. The figure does not include the area of the following structures that are attached to buildings 1) through 3). 1) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 114.67 m² 2) Type: Management office; Structure: Flat, steel reinforced concrete structure with flat roof; Floor area: 46.36 m²			

	Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 141.70 m²
	3) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 154.05 m²

Regalo Ibaraki I&II (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,600 million (Note 1)
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,670 million
Location	①9-11 Takebashi, Ibaraki-shi, Osaka (I) ②9-12 Takebashi, Ibaraki-shi, Osaka (II)			
Land	Site Area	3,390.22 m² (Note 1)	Usage of the Property	Category I district for residential, Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%·200%/60%·60%
Building	Type of Structure	①Roof thatched with slate, reinforced concrete structure; 4 above-ground floors ②Roof thatched with slate, reinforced concrete structure; 1 underground and 7 above-ground floors	Completion Date	①May 27, 1991 (I) ②March 17, 1993 (II)
	Total Floor Area	6,445.92 m² (Note 1&4)	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The Property consists from 2 buildings. The figures including acquisition price, site area and total floor area indicates the total for the 2 buildings. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: store room; Type of Structure: reinforced concrete structure of one story building; Floor area: 6.30 m²) (Usage: mechanical room; Type of Structure: steel-frame structure of one story building; Floor area: 4.00 m²) (Usage: mechanical room; Type of Structure: reinforced concrete structure of one story building; Floor area: 4.95 m²)			

Collection Higashi-Sakura (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,264 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,274 million
Location	1-5-10 Higashi-Sakura, Higashi-ku, Nagoya-shi, Aichi			
Land	Site Area	462.52 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of	Flat-roofed, steel-frame	Completion Date	March 2, 2006

	Structure	reinforced concrete structure; 14 above-ground floors		
	Total Floor Area	2,931.65 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Renaissance 21 Hirao Jousui-machi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥900 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥962 million
Location	55 Hirao Jousui-chi, Chuo-ku, Fukuoka-shi, Fukuoka (Note)			
Land	Site Area	1,438.01 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	150%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 5 above-ground floors	Completion Date	October 18, 2005
	Total Floor Area	2,643.36 m²	Usage	Residential Complex, Parking
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The residential address of the Property is yet to be determined.			

Montore Nishikouen Bay Court (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥826 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥831 million
Location	3-5-7 Minato, Chuo-ku, Fukuoka-shi, Fukuoka			
Land	Site Area	1,315.36 m²	Usage of the Property	Semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 10 above-ground floors	Completion Date	February 2, 2006

	Total Floor Area	2,772.49 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Abreast Hara (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥444 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥494 million
Location	1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi (Note 1)			
Land	Site Area	397.17 m²	Usage of the Property	Neighborhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 11 above-ground floors	Completion Date	February 18, 2000
	Total Floor Area	1,563.47 m² (Note 2)	Usage	Residential complex, Retail Shops, Office
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Surface rights from 14.80 m to 0.10 m above the Tokyo Bay tide level have been established over a portion of the Property's land (520-2) and set aside as land for construction of a high-speed railway.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel roof one-story building; Floor area: 44.79 m²)			

Abreast Hirabari (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥407 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥457 million
Location	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi (Note)			
Land	Site Area	889.15 m²	Usage of the Property	Neighborhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 7 above-ground floors	Completion Date	March 21, 2000
	Total Floor	1,867.75 m²	Usage	Residential complex

	Area			
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The residential address of the Property is yet to be determined.			

Frame Jinnan-zaka (Central Urban Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥9,900 million
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥11,800 million
Location	1-18-2 Jinnan, Shibuya-ku, Tokyo			
Land	Site Area	1,240.51 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 7 above-ground floors	Completion Date	March 31, 2005
	Total Floor Area	6,302.58 m²	Usage	Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

KDX Yoyogi Building (Central Urban Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,479 million (Note 1)
Date of Acquisition	September 30, 2005		Appraisal Value (End of Period)	¥2,490 million
Location	1-38-5 Yoyogi, Shibuya-ku, Tokyo			
Land	Site Area	228.74 m² (Note 2)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership / a portion subject to leasehold rights (Note 3)	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 8 above-ground floors	Completion Date	August 12, 1991
	Total Floor Area	1,269.06 m²	Usage	Retail Shops, Office

	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The acquisition price is rounded down to the nearest million yen. 2. Includes an area of approximately 15 m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 3. Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 21.94 m² Limited proprietary right of land holder: Individual Leasehold term: 30 years commencing September 30, 2005 In the event of Property transfer, approval must be obtained from the limited proprietary right of the land holder relating to the leasehold portion. 4. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

ZARA Tenjin Nishi-dori (Central Urban Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,680 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,760 millions
Location	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka			
Land	Site Area	595.52 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%·400%/80%·80%
Building	Type of Structure	Flat-roofed, stee-frame structure; 4 above-ground floors	Completion Date	November 30, 2005
	Total Floor Area	1,445.02 m²	Usage	Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

The Investment Corporation has sold two properties on April 20, 2007. Details are as follows.

Property Name	Court Shinbashi (Residential)
Acquisition Price	¥748 million
Sales Price	¥895 million

Property Name	Court Suitengu (Residential)
Acquisition Price	¥659 million
Sales Price	¥708 million

B. Capital Expenditure

(a) Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the fifth fiscal period (May 1, 2007 to October 31, 2007) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
KDX Toranomon Building (Minato-ku, Tokyo)	Renovation for every floor	May 2007 to October 2007	330	−	−
KDX Niigata Building (Niigata-shi, Niigata)	Renewal work for common use areas and upgrade of air conditioning system, other	As above	110	−	−
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities, other	As above	95	−	−
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Reparis and maintenance of exterior façade and upgrade of air conditioning system, other	As above	72	−	−
KDX Funabashi Building (Funabashi-shi, Chiba)	Reparis and maintenance of exterior façade, other	As above	55	−	−

(b) Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥1,222 million. This total comprised of ¥1,132 million in capital expenditures and ¥89 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (¥mn)
Frame Jinnan-zaka (Shibuya-ku, Tokyo)	Fully renewal work, other	November 2006 to April 2006	287
Nihonbashi 313 Building (Chuo-ku, Tokyo)	Plumbing equipment work, interior facilities work, other	As above	159
Higashi-Kayabacho Yuraku Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	136
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of air conditioning system, other	As above	82
KDX Nishi-Gotanda Building (Shinagawa-ku, Tokyo)	Renovation of entrance area, other	As above	48
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities and parking facilities, other	As above	41
Harajuku F.F. Building (Shibuya-ku, Tokyo)	Upgrade of air conditioning system, other	As above	28
Hakata Ekimae Dai-2 Building (Hakata-shi, Fukuoka)	Reparis and maintenence of exterior façade, other	As above	18
Others			328
Portfolio Total			1,132

Note: The money amount of the capital expenditures are rounded to the nearest ¥1 million.

(c) Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

Fiscal period	First Fiscal Period (May 6, 2005 to October 31, 2005)	Second Fiscal Period (November 1, 2005 to April 30, 2006)	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)
Reserve for the end of the previous period	—	¥92 million	¥165 million	¥288 million
Reserve for the fiscal period under review	¥92 million	¥130 million	¥148 million	¥118 million
Reversal of reserve for the fiscal period under review	—	¥57 million	¥26 millions	-
Reserve bring to the next period	¥92 millions	¥165 million	¥288 million	¥406 million

C. Details of the Tenants

(As of April 30, 2007)

Type	Area	Property Name	Total Leasable Floor Area (m²)(Note 1)	Total Leased Floor Area (m²)(Note 2)	Total No. of Leasable Residential units (Note 3)	Total No. of Leased Residential units (Note 4)	No. of End Tenants (Note 5)	Occupancy Ratio (%) (Note 6)	Total Rental Expenses (¥thousands) (Note 7)	Leasehold and Security Deposits (¥thousands) (Note 8)
Office	Tokyo Metropolitan Area	KDX Ochanomizu Building	5,863.96	5,863.96	-	-	1(7)	100.0	35,046	273,632
		KDX Shiba-Daimon Building	6,030.01	5,604.99	-	-	1(8)	93.0	53,666	263,106
		KDX Kojimachi Building	3,809.74	3,699.89	-	-	1(9)	97.1	176,556	280,373
		KDX Nihonbashi 313 Building	5,901.12	5,835.01	-	-	1(9)	98.9	227,545	331,984
		Toshin-24 Building	6,610.22	6,610.22	-	-	1(14)	100.0	208,986	266,412
		KDX Hirakawacho Building	4,447.07	4,447.07	4	4	1(19)	100.0	177,813	242,823
		Ebisu East 438 Building	3,079.74	3,079.74	-	-	1(7)	100.0	153,596	280,703
		Higashi-Kayabacho Yuraku Building	4,413.17	3,930.86	-	-	1(6)	89.1	144,250	433,934
		KDX Toranomon Building	2,064.45	0.00	-	-	1(0)	0.0	—	—
		KDX Nishi-Gotanda Building	3,875.43	2,854.99	-	-	1(4)	73.7	32,324	191,967
		KDX Hatchobori	3,325.04	3,325.04	-	-	1(6)	100.0	132,777	151,352
		KDX Omori Building	4,949.46	4,949.46	-	-	1(12)	100.0	162,814	261,118
		KDX Hamamatsucho Building	2,727.68	2,727.68	-	-	1(7)	100.0	110,580	204,605
		KDX Higashi-Shinjuku Building	5,953.91	5,953.91	-	-	1(10)	100.0	109,757	169,289
		Dai-ichi Kayabacho Building	3,019.94	2,564.54	-	-	1(5)	84.9	112,464	190,830
		KDX Shinbashi Building	1,704.65	1,704.65	-	-	1(4)	100.0	90,670	127,804
		KDX Nakano-Sakaue Building	4,391.37	4,391.37	17	17	1(24)	100.0	104,696	103,373
		KDX Shin-Yokohama Building	4,810.87	4,810.87	-	-	1(20)	100.0	113,952	163,534
		Harajuku F.F. Building	3,068.36	3,068.36	-	-	1(3)	100.0	114,654	169,153
		KDX Kajicho Building	2,562.32	2,562.32	-	-	1(7)	100.0	69,533	118,914
		KDX Hamacho Building	3,102.43	3,102.43	-	-	1(8)	100.0	93,358	137,118
		FIK Minami Aoyama	1,823.64	1,823.64	-	-	1(5)	100.0	87,507	114,662
		KDX Funabashi Building	3,885.53	3,885.53	-	-	1(18)	100.0	106,017	137,565
		KDX Okachimachi Building	1,792.54	1,792.54	-	-	1(5)	100.0	29,674	121,451
		Kanda Kihara Building	1,945.55	1,945.55	-	-	1(9)	100.0	68,929	137,604
		KDX Yotsuya Building	2,536.53	2,536.53	-	-	1(3)	100.0	93,402	142,956
		KDX Shinjuku-Gyoen Building	2,105.18	2,105.18	-	-	1(1)	100.0	72,308	107,575
		KDX Kiba Building	2,450.12	2,450.12	-	-	1(7)	100.0	54,686	77,395
		KDX Nishi-Shinjuku Building	1,605.72	1,605.72	-	-	1(9)	100.0	7,948	67,912
		KDX Monzen-Nakacho Building	2,012.22	2,012.22	-	-	1(5)	100.0	27,752	57,902
		KDX Hon-Atsugi Building	2,747.27	2,747.27	-	-	1(10)	100.0	23,670	90,267
		KDX Hachioji Building	2,179.88	2,101.15	-	-	1(6)	96.4	16,565	44,990
		KDX Nogizaka Building	1,236.39	1,236.39	1	1	1(5)	100.0	37,276	49,700

		KDX Koishikawa Building	1,594.18	1,594.18	-	-	1(5)	100.0	36,545	44,169
	Other Regional Areas	Portus Center Building	11,520.47	11,181.82	-	-	1(32)	97.1	309,846	410,130
		KDX Minami Semba Dai-1 Building	3,108.17	3,108.17	-	-	1(9)	100.0	68,163	86,698
		KDX Minami Semba Dai-2 Building	2,699.27	2,525.25	-	-	1(22)	93.6	60,717	49,618
		Hakata-Ekimae Dai-2 Building	3,691.63	3,536.74	-	-	1(38)	95.8	84,208	82,470
		KDX Niigata Building	4,085.26	3,425.99	-	-	1(22)	83.9	26,134	105,765
		Total of 39 Offices	138,730.49	132,701.35	22	22	39(400)	95.7	3,636,405	6,290,872
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima (Note 9)	7,711.14	7,711.14	140	140	1(-)	100.0	168,100	50,580
		Regalo Ochanomizu I&II	4,280.92	4,110.92	147	141	1(131)	96.0	109,374	33,750
		Storia Sirokane	3,617.32	3,203.37	46	38	1(39)	88.6	106,252	80,066
		Tre di Casa Minami Aoyama	1,680.79	1,554.76	18	16	1(18)	92.5	73,570	63,641
		Regalo Shiba-Kouen	2,507.52	2,507.52	64	64	1(62)	100.0	66,504	21,411
		Court Mejiro	2,046.79	1,943.87	20	19	1(19)	95.0	44,697	18,208
		Apartments Motoazabu	1,350.74	1,239.19	22	20	1(19)	91.7	39,615	12,296
		Apartments Wakamatsu Kawada	1,607.43	1,572.81	33	32	1(32)	97.8	39,645	12,449
		Chigasaki Socie Ni-bankan	3,544.18	3,405.34	49	47	1(49)	96.1	45,025	19,624
		Court Nihonbashi-Hakozaki	1,537.38	1,513.21	60	59	1(55)	98.4	39,226	11,900
		Court Nishi-Shinjuku	1,345.92	1,223.25	54	50	1(50)	90.9	34,136	11,106
		Side Denenchofu	2,359.44	2,293.90	36	35	1(30)	97.2	39,310	12,768
		Gradito Kawaguchi (Note 10)	1,619.34	1,619.34	66	66	1(2)	100.0	32,786	10,028
		S-court Yokohama-Kannai II	1,602.28	1,561.07	72	70	1(68)	97.4	37,110	11,381
		Regalo Komazawa-Kouen	1,020.18	975.44	31	29	1(30)	95.6	27,584	19,608
		Court Motoasakusa	1,314.91	1,281.88	44	43	1(43)	97.5	32,422	10,436
		Court Shin-Okachimachi	1,377.87	1,262.19	41	37	1(37)	91.6	28,031	8,420
		Bloom Omotesando	705.30	705.30	6	6	1(6)	100.0	27,030	14,420
		Human Heim Okachimachi	1,329.79	1,329.79	50	50	1(9)	100.0	34,372	4,088
		Primo Regalo Kagurazaka	890.93	890.93	33	33	1(32)	100.0	23,317	8,811
		Primo Regalo Youga	1,012.80	1,012.80	38	38	1(19)	100.0	22,939	7,251
		Court Shimouma	829.05	801.88	29	28	1(28)	96.7	19,440	6,432
	Other Regional Areas	Ashiya Royal Homes	3,999.01	3,557.35	21	19	1(18)	89.0	76,398	37,140
		Venus Hibarigaoka	12,829.64	12,664.82	159	157	1(91)	98.7	90,100	26,664
		Regalo Ibaraki I&II	4,701.87	4,465.02	61	58	1(52)	95.0	50,307	10,467
		Collection Higashi-Sakura	2,655.31	2,615.61	65	64	1(64)	98.5	40,887	14,664
		Renaissance 21 Hirao Jousui-machi	2,098.68	1,921.82	24	22	1(20)	91.6	37,699	460
		Montore Nishikouen Bay Court	2,522.16	2,451.22	36	35	1(33)	97.2	41,481	5,593
		Abreast Hara	1,436.33	1,405.01	36	35	1(36)	97.8	22,602	20,115
		Abreast Hirabari	1,701.68	1,701.68	34	34	1(32)	100.0	20,376	9,114
		Total of 30 Residentials	77,236.70	74,502.43	1,535	1,485	30(1,124)	96.5	1,470,348	572,895
Central Urban Retail Properties	Tokyo Metropolitan Area	Frame Jinnan-zaka	4,655.71	4,269.12	-	-	14(14)	91.7	301,718	371,363
		KDX Yoyogi Building	1,202.40	1,202.40	-	-	1(10)	100.0	84,699	127,624
	Other	ZARA Tenjin Nishi-dori	1,497.47	1,497.47	-	-	1(1)	100.0	108,000	216,000

	Regional Areas								
		Total of 3 Central Urban Retails	7,355.58	6,968.99	-	-	16(25)	94.7	494,417	714,988
Total of 72 Properties			223,322.77	214,172.77	1,557	1,507	85(1,549) (Note 11)	95.9	5,601,172	7,578,756

Occupancy Ratio over the Past Five Years	
October 31, 2005	96.6%
April 30, 2006	94.9%
October 31, 2006	95.3%
April 30, 2007	95.9%

Notes:

1. Total leasable floor area refers to the leasable floor area for each Property including the building (aggregate total of the leasable floor area of each building in the case of more than one building), excluding land (including land for one-story parking) identified in lease agreements or construction completion plans.
2. Total leased floor area refers to the area identified in lease agreements with end tenants or sub-lease agreements.
3. The total number of leasable residential units and the number of leased residential units refers to the portion of the building used for residential purposes.
4. The total number of leased residential units refers to the number of residential units among leasable residential units for which lease agreements with end tenants or sub-lease agreements are singed.
5. The number "1" in the Total Number of End Tenants column indicates that a master lease agreement has been signed for the property. The figure in parenthesis shows the actual number of end tenants.
6. The occupancy ratio is calculated by dividing leased floor area by total leasable floor area. Figures are rounded to the nearest first decimal place.
7. Total rental revenues cover all income, including that from rental revenue, common charges, and parking space rental revenues, rounded up to the nearest one thousand yen. In addition, on April 20, 2007, the Investment Corporation has sold two properties: Court Shinbashi and Court Suitengu. Total rental revenues leading up to the sale were ¥25,331 thousand for Court Shinbashi and ¥20,958 thousand for Court Suitengu.
   Total real estate business rental revenues refers to the total amount of revenues generated during the fiscal period under review from real estate rental operations including leasing revenues, common charges and parking revenues rounded down to the nearest thousand yen.
8. Guarantee and security deposits refers to the balance of security deposits held (including net security deposits in the case of discount) and the balance of guarantee deposits rounded down to the nearest thousand yen.
9. The figure in parenthesis shows the total number of end tenants before adjustment for the number of end tenants who signed lease agreements for multiple properties. Because we have concluded a rental guarantee (fixed-term lease: until January 31, 2009) fixed-term building lease contract (term of contract: to January 31, 2029) with Sekiwa Real Estate, Ltd., a master lessor, the total number of tenants is indicated as 1 and the total number of end-tenants as (omitted).
10. Because the master lessor and Haseko Livenet Inc. have concluded a rental guarantee (fixed-term lease: until March 31, 2008) building lease contract for dwelling units (excluding first-floor shops), the total number of tenants is indicated as 1 and the total number of end-tenants as (2).
11. Multiple properties list values prior to adjustment for overlapping end-tenants.

D. Information concerning major real estate properties

There were no major real estate properties with real estate business rental revenues exceeding 10% of total real estate business rental revenues for the third fiscal period.

E. Information concerning major tenants

(a) Major tenant: Master lease company

Major tenants of entrusted real estate, annual rent and total leased floor area on a major tenant basis are provided in the following table. Major tenants refer to tenants that have contracted for leased floor area exceeding 10% of the total leased floor area for the entire investment portfolio. The Investment Corporation has executed a master lease agreement with master lease company Kenedix Advisors Co., Ltd. for all properties excluding 3 properties, Residence Charamante Tsukishima, Frame Jinnan-zaka and ZARA Tenjin Nishi-dori, as of April 30, 2007.

(As of April 30, 2007)

Tenant	Kenedix Advisors Co., Ltd.
Properties	69 properties, which comprise the entire investment portfolio excluding 3 properties, Residence Charamante Tsukishima, Jingumae-zaka Frame and ZARA Tenjin Nishi-dori.
Type of Lease	Master lease (pass-through type)
Annual Rent	Pass through from the end tenant
Total Leased Floor Area	200,695.04 m²
Contract Term	Commencement date: Date of master lease agreement execution for each property Termination date: August 1, 2015
Contract Renewal Method	The master lease agreement can be extended on mutual agreement between the trustee and Kenedix Advisors Co., Ltd. The master lease agreement can be changed and revised subject to written confirmation from the trustee, Kenedix Advisors Co., Ltd. and the trust beneficiary interest holder (the Investment Corporation).
Other Special Considerations	(a) The Investment Corporation has executed a Memorandum of Understanding concerning concomitant obligation assumption with Kenedix Advisors Co., Ltd. Under the memorandum, the Investment Corporation agrees to incur the obligation to refund guarantee and security deposits received from end tenants in connection master lease agreement properties in conjunction with Kenedix Advisors Co., Ltd. In compensation for the aforementioned undertaking, Kenedix Advisors Co., Ltd. provides to the Investment Corporation an amount equivalent to the balance of guarantee and security deposits. (b) Total leased floor area data above include areas under sublease from Kenedix Advisors Co., Ltd. for which end-tenant consent has not been received.

(b) Reference: Major end tenants

(As of April 30, 2007)

	Name of End Tenant	Property Name	Leased Floor Area	Percentage of Total Leased Floor Area (Note)
1	Sekiwa Real Estate, Ltd.	Residence Charamante Tsukishima	7,711.14 m²	3.6%
2	Hokkaido Electric Power Co., Ltd.	Venus Hibarigaoka	3,159.46 m²	1.5%
3	Five Foxes Co., Ltd.	Harajuku F.F. Building	2,855.05 m²	1.3%
4	Taihei Kogyo Kabushikigaisha	KDX Higashi-Shijuku Building	2,361.54 m²	1.1%
5	Daiichi Pure Chemicals Co., Ltd.	KDX Nihonbashi 313 Building	2,199.09 m²	1.0%
Subtotal			18,286.28 m²	8.5%
Portfolio Total			214,172.77 m²	100.0%

Note: Percentage of total leased floor area refers to the floor area leased to each end tenant as a proportion of total leased floor area. Figures are rounded to the nearest first decimal place.

(3) Related Companies of the Investment Corporation (P3. Overview of Related Companies of the Investment Corporation Reference Material)

① Structure of the Investment Corporation


Mizuho Trust & Banking Co., Ltd.
②
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director: Taisuke Miyajima
Supervisory Director: Kimio Kodama
Supervisory Director: Shiro Toba
Accounting Auditor
Ernst & Young ShinNihon
The Chuo Mitsui Trust and Banking Co., Limited
Sumitomo Mitsui Banking Corporation
Aozora Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Norinchukin Bank
Resona Bank, Ltd.
The Chiba Bank, Ltd.
Mitsui Sumitomo Insurance Co., Ltd.
Development Bank of Japan
③
The Chuo Mitsui Trust and Banking Co., Limited
④
①
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
Kenedix REIT Management, Inc.
④

① Asset Management Agreement / Operating Agency Agreement
② Administrative Agency Agreement / Asset Custodian Agreement
③ Transfer Agency Agreement
④ Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

② Name, Role and Business Activity Overview of the Investment Corporation and Related Parties

Role	Name	Business Activities
Investment Corporation	Kenedix Realty Investment Corporation	Pursuant to its Articles of Incorporation, the Investment Corporation shall invest the funds procured from investors through public offerings of investment units primarily in real estate and securities backed by real estate.
Asset Management Company Administrative Agent for Directors' Meeting	Kenedix REIT Management, Inc.	The Asset Management Company entered into an Asset Management Agreement with the Investment Corporation on May 6, 2005. As an asset management company defined under the Investment Trust Law, the Asset Management Company shall provide asset management services pursuant to the agreement, the Articles of Incorporation of the Investment Corporation and investment policies outlined therein and Article 198.1 of the Investment Trust Law. The services provided by the Asset Management Company include the following: (1) matter relating to the management of investment assets, (2) matter relating to the procurement of funds by the Investment Corporation, (3) submitting of reports to the Investment Corporation, and (4) matters relating to items (1) through (3) that will be requested by the Investment Corporation from time to time (including attendance at the Investment Corporation's Board of Directors meetings for the purpose of presenting reports). In addition, the Asset Management Company executed an Operating Agency Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Article 117.4 of the Investment Trust Law, the Operating Agent shall undertake the following duties on behalf of the Investment Corporation pursuant to the Operating Agency Agreement: (1) certain administrative duties relating to the Investment Corporation's Board of Directors, (2) administration in connection with the general meeting of unitholders (excluding administration in connection with the issue of investment units and matter relating to the unitholders' register that are conducted by the Administrative Agent), and (3) matters relating to items (1) through (2) that will be requested by the Investment Corporation from time to time.
Administrative Agent and Asset Custodian	Mizuho Trust & Banking Co., Ltd.	Mizuho Trust & Banking Co., Ltd. executed an Administrative Agency Agreement and an Asset Custodian Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Articles 117.5 and 117.6 of the Investment Trust Law, the Administrative Agent shall undertake the following duties on behalf of the Investment Corporation: (1) administration of accounting matters, (2) preparation of accounting records and financial statements, and (3) administration of tax payments. In addition, pursuant to the Asset Custodian Agreement, the Asset Custodian, as defined under Article 208.1 of the Investment Trust Law, shall provide services including custody of the Investment Corporation's assets and related matters.
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd.	The Chuo Mitsui Trust & Banking Co., Ltd. executed a Transfer Agency Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Articles 117.2, 117.3 and 117.6 of the Investment Trust Law (excluding administrative matters relating to investment corporation bonds), the Trasfer Agent shall undertake the following duties on behalf of the Investment Corporation: (1) preparation of the register of unitholders and related administrative matters, (2) administration relating to the issue of investment unit certificates, (3) payment of distributions to unitholders, and (4) administrative duties relating to the service of convocation and proxy notices for the exercise of voting rights and related matters.

Other Related Parties

Role	Name	Business Activities
Information and Property Providers (Support-Line Companies)	Kenedix, Inc. Kenedix Advisors Co., Ltd.	Kenedix, Inc. and Kenedix Advisors Co., Ltd. executed a Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd ("Support-Line Memorandum") with the Investment Corporation and the Asset Management Company on April 9, 2007. For further details, please refer to section (4) Investment Policy 2) Growth Strategy C. The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

(4) Investment Policies of the Investment Corporation (P3 [2. Management Policies and Operating Conditions (1) Management Policies] reference material)

①Basic Investment Strategy

> In principle, the Investment Corporation invests in real estate and specified assets including assets backed by real estate for the purpose of securing stable earnings, sustainable investment asset growth and maximum cash distributions to investors.
>
> To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.
>
> In order to realize its objectives, the Investment Corporation has appointed Kenedix REIT Management, Inc. ("Asset Management Company"), as its asset management company. Kenedix REIT Management is supported by the vision, experience, and human resources of Kenedix, Inc. (Note)
>
> Note: Kenedix REIT Management is a wholly owned subsidiary of Kenedix, Inc. For futher details regarding collaborative arrangements with Kenedix, Inc., please refer to "External Growth Strategy" and "Internal Growth Strategy."

Real estate markets are becoming more globalized and real estates securitization advances more emphasis is placed on profitability and transparency in determining prices in real estate transactions. Against this backdrop, the Investment Corporation is recognizing distinct trends in real estate investment markets based on the criteria of property type, area and size. Looking at each property type and the purpose for which real estate is used, factors such as economic and employment trends, population and household dynamics, transportation infrastructure, and consumer savings and expenditure patterns all have an impact on real estate markets for office buildings, residential properties, and retail properties. In terms of location, economic growth among districts, movements in population, and competition among cities and regional areas play an important role in determining supply and demand. Property size is also a key criterion. Business conditions impacting corporate scale and changes in office needs affect the office building market. The aging population combined with the falling birthrate, as well as changes in the nuclear family and household composition play an important role in determining residential property needs. As a result, a number of underlying factors contribute to changes in the supply and demand of properties based on size. Given the aforementioned scenario, the Investment Corporation recognizes the critical need to promptly and accurately grasp trends in real estate investment markets.

Unlike the stock market for publicly listed companies, properties that constitute the real estate market are distinguished by their severalty. If the opportunity to complete a transaction for a particular property is lost, the probability of an identical transaction arising is negligible. Given these circumstances, a timely, constant and accurate flow of information combined with an equally prompt decision-making process is integral to successful real estate investment and minimizing lost opportunities.

In an effort to secure investment asset growth (external growth), the Investment Corporation actively pursues optimal investment opportunities in tune with real estate market trends. To this end, the Investment Corporation strives to match the timely collection of information with a flexible and prompt decision-making process. Leveraging the long-standing expertise of Kenedix, Inc. in the real estate liquidation market, and the competitive advantage of Kenedix, Inc. as an independent real estate management company to utilize a broad information network that encompasses real estate and financial markets, the Investment Corporation collects and analyzes information relating to real estate purchases and sales, tenant needs, as well as surrounding property developments. Based on this unrivalled database, the Investment Corporation is well placed to take full advantage of opportunities as and when they arise.

In connection with investment portfolio composition, the Investment Corporation adopts a three-point investment criteria based on property type, area and size. At the same time, the Investment Corporation strives to select investment properties that ensure optimal balance between risk and return. In specific terms, the Investment Corporation shall invest mainly in specified size office buildings located in Tokyo Metropolitan Area, and also shall be able to invest in central urban-type retail properties in flourishing commercial district. In addition, the Investment Corporation shall be able to invest in residential properties in areas with high population growth potential. Each proposed investment is further subject to due diligence based on strict and precise investment standards.

Based on the aforementioned investment policies, criteria and standards, the Investment Corporation endeavors to build a diversified investment portfolio named "KENEDIX Selection."

The Investment Corporation has appointed Kenedix REIT Management, Inc., as its asset management company. The Asset Management Company is further guided by the vision of Kenedix, Inc., a company specializing in investment management, and accordingly strives to provide investor-oriented management services. As a member of the Kenedix, Inc. Group, Kenedix REIT Management, Inc., is staffed by former executives and employees of the parent company, working in unison to develop the real estate investment trust market in Japan and to open investment opportunities to an increasing number of investors. In its efforts to acquire and manage investment properties, and to procure funds, the Investment Corporation will utilize the diverse experience and specialist knowledge in real estate and finance markets of the Asset Management Company's executive and staff.

With the aim of ensuring continuous and stable investment portfolio growth, the Investment Corporation will also pursue collaboration with Kenedix, Inc. and Kenedix Advisors Co., Ltd. in the following three areas: (1) establishing a property acquisition support-line; (2) promoting property acquisition by utilizing Kenedix' warehousing function, and; (3) developing a system and structure to utilize property management services.

The Investment Corporation is committed to pursue investor-oriented activities and fulfilling its responsibility for relevant and timely information disclosure. To this end, the Investment Corporation will strictly adhere to accepted standards in compliance, governance and risk management.


KENEDIX
Shared vision, experience, and human resources
Kenedix REIT Management, Inc.
(Asset Management Company)
Extensive information network
KENEDIX
Kenedix Realty Investment Corporation
Stable earnings
Sustainable investment asset growth
Real Estate Investment Trust Market
(Broad investor base)

② Growth Strategies of the Investment Corporation

A. Investment Property Acquisition Methods (External Growth)

The Investment Corporation strives to ensure a continuous flow of investment property acquisition opportunities together with stable investment portfolio growth through the development of a Multi-Pipeline information source and flow.

<Multi-Pipeline>


Warehousing
KENEDIX
REIT Management
Kenedix
REIT Management, Inc.
KENEDIX
Realty Investment Corporation
Kenedix
Realty Investment
Corporation

Note: Pension Funds refer to the real estate investment funds for pension plans and managed by Kenedix Advisors Co., Ltd.

(1) Original network of the Asset Management Company

The Investment Corporation appointed an asset management company that is guided by the corporate philosophy of Kenedix, Inc. to manage its investment assets. The Asset Management Company is comprised of specialists of various fields that were active in the front-line of real estate as well as finance activities, real estate appraisal, securities analysis, and a variety of related activities.

The Investment Corporation is supported by its Asset Management Company, which offers quality expertise across a diverse range of fields, a broad independent network encompassing the real estate and financial markets, and an extensive proprietary information

database. Based on this support, the Investment Corporation is working toward concrete external investment portfolio growth.

(2) The warehousing function provided by Kenedix, Inc.

In accordance with the Support-Line Memorandum, the Asset Management Company, on behalf of the Investment Corporation, may request Kenedix, Inc. to purchase and temporarily hold an investment property owned by a third party. Accordingly, under "first priority" arrangements, the Investment Corporation may retain a preferential position in the acquisition of an investment property despite an immediate lack of funding or for properties that fail to completely comply with the Investment Corporation's investment criteria.

(3) The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

On April 9, 2007, the Investment Corporation and the Asset Management Company revised the the "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd." with Kenedix, Inc. and its subsidiary company, Kenedix Advisors Co., Ltd. Pursuant to the Support-Line Memorandum, the Asset Management Company shall have first priority preference to informational and negotiating rights from Kenedix, Inc. or Kenedix Advisors Co., Ltd. about properties meeting its specified investment criteria. For further details, please refer to "C. The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd." that follows.

Transactions with Kenedix, Inc. and its subsidiary companies fall under the definition of "interested-party transactions" as defined under the Investment Corporation's internal rules and regulations. Recognizing the aforementioned, the Investment Corporation and its Asset Management Company shall work to ensure independent management, compliance and consistency with corporate governance systems. For further details for "Interested-party transactions", please refer to "⑪Related-Party Transaction Restriction B.Related-Party Transaction rules" that follows.

B. Method of Investment Property Operational Management (Internal Growth Strategy)

(a) Maintain Stable Revenue

The Investment Corporation shall work toward improving the occupancy ratio of its investment properties and increasing revenues through the implementation of the following measures:

I. Deliver quality services that accurately reflect the characteristics of each investment property and the attributes of tenants, and maintain close relationships with tenants with the aim of increasing tenant satisfaction

II. Undertake flexible leasing activities that promptly match shifts in tenant trends and fluctuations in the leasing market

III. Formulate and implement a systematic capital expenditure plan for each investment property that encompasses long-term repairs, maintenance and renovation in order to maximize competitive advantage including asset value

(b) Reduce Management and Operating Costs

The Investment Corporation shall periodically review its property management standards to ensure that they remain relevant and appropriate. The Investment Corporation will maintain a balance between initiatives that aim to sustain or increase revenues with its efforts to maximize earnings through reducing expenses, including overhead and operating cost.

(c) Secure Efficiency through Scale Merits and Centralized Property Management

Guided by its investment policies, the Investment Corporation shall fully utilize the leasing management and operating expertise of property management companies. The Investment Corporation shall ensure organized, efficient and economical operations through the delegation of activities to property management companies. Overall internal controls and supervision shall be the responsibility of the Asset Management Company. In addition to these measures, and with the aim of maximizing real estate earnings, property management activities and compensation shall be linked to real estate operating revenues. A percentage shall be applied to gross revenue as well as revenues after operating expenses. In this manner, property management activities shall maintain a strict focus on the Investment Corporation's profits.

The appointment of a property management company was made after balancing the merits of a variety of factors, including each candidate's experience and capabilities in real estate management, asset acquisition track record, information network and relationship with related companies. Of critical importance is the ability of the candidate company to complete its property management

responsibilities from the perspective of the Investment Corporation. The Investment Corporation has delegated overall property management operations to Kenedix Advisors Co., Ltd., a company well versed in property management, tenant trends, and the specific characteristics of the majority of those properties acquired by the Investment Corporation. In addition, the Investment Corporation, as lessor, shall in principle work toward executing a master lease agreement with Kenedix Advisors Co., Ltd., as the property management company. Quality leasing management is expected to enhance tenant satisfaction and increase investment property values.

Property Management Companies are selected based on a comprehensive assessment of a variety of factors including each potential candidate's experience and capabilities in real estate operations and management, network with other related companies and the ability to pursue operations and management from the Investment Corporation's perspective. As of the date of this report, the Investment Corporation had appointed Kenedix Advisors Co., Ltd. as its sole property management company. In addition, as lessor of the investment portfolio, the Investment Corporation entered into a master-lease agreement with Kenedix Advisors Co., Ltd. for most of the aim of fostering a closer relationship with tenants through quality operations and management, and to preserve and enhance property values. Please refer to C. "The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd." that follows.

C. The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

(a) Kenedix, Inc. and Kenedix Advisors Co., Ltd.: company profiles and summary of business results

(I) Kenedix, Inc.: Company Profile

Kenedix, Inc. is an association that specializes in real estate investment, consulting and management services. Kenedix, Inc. was quick to recognize changing trends in real estate investment markets such as the separation of real estate ownership and management, the rapid growth in securitization and real estate liquidation. As a pioneer in its field, Kenedix, Inc. has earned the confidence of institutional investors in Japan and overseas as well as pension funds and boasts a leading position within its industry including the balance of investment trust assets. The company is also actively engaged in the sale of managed assets (please refer to iii. Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results; The Balance of Asset Management Trust Assets held by Kenedix, Inc. and Kenedix Advisors Co., Ltd., and; Accumulated Asset Management Trust Assets Sold by Kenedix, Inc., that follows). The company primarily targets investment in office buildings, in addition to residential, retail and logistics properties.

With significant expertise in real estate and real estate finance, Kenedix, Inc. is active in three core areas comprising the real estate investment advisory business (asset acquisition, brokerage and consulting), the asset management business (real estate management, maintaining and increasing corporate value), and the note investment management business (investment in debt securities backed by real estate and loan recovery).

In October 2005, Kenedix, Inc. established the Development Project Department, and has reinforced its effort and has build up a track record with respect to properties under development.

(II) Kenedix Group's Management Strategy and Major Investors broken down by Type of Property

The Kenedix Group's mid- and long-term management strategy is to aggressively pursue business expansion by diversifying its targets for investment, with a view to increase investment in highly profitable real estate. Thus far, the Kenedix Group has expanded its real estate fund by targeting investment mainly in office buildings, rental residential properties, retail properties and industrial distribution centers. The Kenedix Group will aim to secure investment in distinguished targets, including nursing homes, medical facilities and hotels, focusing its attention on investment returns from management of highly profitable real estate facilities. On the basis of its recognition of the culmination of synergy effects from existing operations, including increasing assets under management and diversifying real estate investment targets, the Kenedix Group will position M&A and capital tie-ups as areas for implementing strong measures for expanding business.

Furthermore, the Kenedix Group will: gather and analyze data concerning finance and real estate trends in various countries and regions; strive to timely meet the needs of investors including domestic investors who invest in overseas real estate, overseas investors who invest in domestic real estate, and investors active in global funds; and take on the role of connecting investors and with real estate investments.

The following table shows the assumed principal preferred investors for properties of the Kenedix Group by type of property. In addition, based on the Memorandum of Understanding, the Investment Corporation will become a preferential investor as planned for mid-sized office buildings and central urban retail properties.

<Major Investors broken down by Type of Properties>

Property Use	Major Investors
Industrial Distribution Centers	Japan Logistics Fund, Inc.
Rental Residential and Other Properties	Real estate investment funds (pension funds, private placement funds) to which the Kenedix Group has asset management businesses
Urban and Suburban Retail Properties	Challenger Kenedix Japan Trust (Australian Listed Property Trust)

<History of Kenedix, Inc.>

Date	Details
Apr. 1995	Kennedy-Wilson Japan Co., Ltd. established
Feb. 1999	First company in Japan to arrange real estate non-recourse loans, full-fledged entry into the asset management market
Jul. 2001	Real estate investment fund established in collaboration with a major life insurance company
Feb. 2002	Listed on the NASDAQ Japan market of the Osaka Securities Exchange
Aug. 2002	Development activities commenced
Nov. 2003	Real estate investment fund established with a pension fund
Dec. 2003	Listed on the Second Section of the Tokyo Stock Exchange
Dec. 2004	Listed on the First Section of the Tokyo Stock Exchange
May 2005	Renamed to Kenedix, Inc.
Oct. 2005	Development Project Department established
Sept. 2006	Strategic Investment Department established
Feb. 2007	Credit Support Business Department established

(III) Kenedix Advisors Co., Ltd.: Company Profile

Kenedix Advisors Co., Ltd. was established on November 28, 2003 and is primarily engaged in the operation and management of pension funds. The company was renamed from KW Pension Fund Advisors Co., Ltd. on May 1, 2005. Kenedix Advisors Co., Ltd. is a wholly owned subsidiary of Kenedix, Inc. and is active across three broad business activities comprised by the Investment Management Division which deals with operational management of private funds including pension funds, Corporate Planning / Administration Division and Real Estate Investment Trust (REIT) Management Division, which entails property management on behalf of the Investment Corporation.

(IV)Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results

Kenedix Group's successful track record on "Assets by type of investor" and "Assets by type of property" are as follows.


Asset Under Management ("AUM") by Type of Properties
AUM (Hundred Millions of Yen)
600,000
500,000
400,000
300,000
200,000
100,000
0
19,039
68,476
83,799
105,880
240,393
385,663
544,479
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Office Buildings
Apartment Buildings
Commercial Facilities
Distribution Facilities
Others

Source: Kenedix, Inc., as of December 31, 2006

Notes

1. Figures are rounded to the nearest million yen.

2. Includes properties owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties owned by the Investment Corporation.


Asset Under Management ("AUM") by Type of Investors

Source: Kenedix, Inc., as of December 31, 2006

Note: Includes properties owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties owned by the Investment Corporation.

As mentioned above, starting in 2005, the proportion of assets relating to the Kenedix Group's real estate asset and property management business held by JREIT (including the Investment Corporation) has increased significantly. In a February 2007 press release announcing its operating results for its fiscal year ended December 31, 2006, Kenedix noted the contribution by the Kenedix Group to the sustained growth of the J-REITs Kenedix has sponsored and that the Kenedix Group was taking steps to expand its J-REIT business. The following table shows the amount of assets by type of investor and type of property for the periods indicated.

(b) Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

The Investment Corporation, Asset Management Company, Kenedix, Inc. and Kenedix Advisors Co., Ltd. executed a "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd." on April 9, 2007, relating to the provision of information and methods and procedures in connection with the purchase and sale of real estate defined as real estate, trust

beneficiary interests in real estate, securities backed by real estate and equity in tokumei-kumiai supported by real estate.

(I). Support from Kenedix, Inc. in the Provision of Investment Properties

i. First Preference to Property Information Acquired by Kenedix, Inc.

When Kenedix, Inc. receives information regarding any available property, including properties under development (hereafter "property information") from parties other than the contracting parties, Kenedix, Inc. will undergo the following unless otherwise prohibited by law or regulations or contracts to which it is a party.

(i) In the event the property information meets the Investment Corporation's investment criteria, Kenedix, Inc. has agreed to preferentially provide information on such property to the Asset Management Company.

(ii) When providing property information pursuant to the previous paragraph, until Kenedix, Inc. becomes capable of reasonably determining that it is difficult to sell such property to the Investment Corporation, Kenedix, Inc. has agreed not to provide such information to parties other than the Asset Management Company or to acquire the property for itself, excluding the circumstances of utilizing the acquisition of property through the pre-acquisition services described in v., below.

ii. First Preference Negotiating Rights for Properties Owned by Kenedix, Inc.

In the event that Kenedix, Inc. disposes of a property that is owned by (i) Kenedix, Inc., (ii) its wholly owned entity, (iii) a fund fully financed by Kenedix, Inc., or (iv) a fund fully financed by a wholly owned entity such as a *tokumei-kumiai* fund, or of a property that is planned for acquisition (excluding properties held by Kenedix, Inc. in response to pre-acquisition holding requests made by the Asset Management Company, as defined in v. Property Pre-Acquisition Support below, hereafter collectively a "Kenedix Property"), Kenedix, Inc. shall observe the following procedures, provided that the resale of a Kenedix Property to the Investment Corporation is not prohibited by agreements, pacts, laws and regulations with which Kenedix, Inc. must comply.

(i) When such Kenedix Property information meets the Investment Corporation's investment criteria, Kenedix, Inc. has agreed to grant the Asset Management Company preferential negotiating rights for such property.

(ii) Kenedix, Inc. has agreed not to offer to sell such property to parties other than the Asset Management Company during the negotiation period.

(iii) In the event that Kenedix, Inc. and the Asset Management Company do not reach an agreement for the sale and purchase of such property during the negotiation period, Kenedix, Inc. may offer such property to a party other than the Asset Management Company after giving it notice.

iii. Information regarding Properties Owned by Kenedix Private Placement Funds

In the event that Kenedix, Inc. disposes of a property that is owned by a real estate investment fund for which it serves as the asset management company (excluding any funds referred to in ii. First Preference Negotiating Rights for Properties Owned by Kenedix, Inc.) and, in its reasonable opinion, meets the Investment Corporation's investment criteria, Kenedix, Inc. has agreed to provide information regarding such property to the Asset Management Company no later than the time it provides such information to parties other than the Asset Management Company, unless otherwise prohibited by law or regulations or contracts to which it is a party.

iv. First Preference to Properties Owned by Kenedix Advisors' Pension Funds

In the event that Kenedix Advisors Co., Ltd. disposes of a property that is owned by a pension fund (hereafter "real estate pension funds"), Kenedix Advisors Co., Ltd. will undergo the following unless otherwise prohibited by law or regulations or contracts to which it is a party.

(i) In the event that Kenedix Advisors Co., Ltd. reasonably determines that such property meets the Investment Corporation's investment criteria, Kenedix Advisors Co., Ltd. has agreed to preferentially offer to sell such property to the Asset Management Company.

(ii) Kenedix Advisors Co., Ltd. has agreed not to offer to sell such property to parties other than the Asset Management Company during the negotiation period. In negotiations during such period, the Asset Management Company may make proposals to Kenedix, Inc., with regard to investment planning and asset management.

(iii) In the event that Kenedix Advisors Co., Ltd. and the Asset Management Company do not reach an agreement for the sale and purchase of the property during the negotiation period, Kenedix Advisors Co., Ltd. may offer such property to a third party after giving notice to the Asset Management Company.

v. Acquisition of Property through the Warehousing Function Offered by Kenedix, Inc.
The Asset Management Company may request Kenedix, Inc. to purchase and hold a property owned by a third party, with a view to reselling it to the Investment Corporation. In the event that Kenedix, Inc. receives such a request from the Asset Management Company, this will be examined in detail.
In the event that Kenedix, Inc. has accepted such a request, Kenedix, Inc. will purchase the property directly or indirectly through its subsidiaries.
In the event of Kenedix, Inc. purchasing the property, the Asset Management Company is granted a first option to purchase such property for one year following the acquisition, and Kenedix, Inc. may not offer such property to any party other than the Asset Management Company during such period.

vi. The Memorandum of Understanding has a term of 1 years, which is automatically renewed for successive 1-year periods unless any of the parties notifies the other parties of its intent to terminate the Memorandum of Understanding at least 30 days prior to the expiration of the term. Based on the Memorandum of Understanding, in the event that the Investment Corporation acquires such property, there are cases whereby brokerage fees will be payable to Kenedix, Inc. for having acted as intermediary.

(c) Appointment of Property Management to Kenedix Advisors Co., Ltd.
The Investment Corporation builds a management system that ensures tenant satisfaction and the maintenance and improvement of property value. Having recognized their property management capabilities and experience, and their past record of planned asset acquisition, the Investment Corporation is delegating all property management duties to Kenedix Advisors Co., Ltd. Kenedix Advisors Co., Ltd. has sufficient understanding of the Investment Corporation's operational structure. Furthermore, Kenedix Advisors Co., Ltd. aims to maintain and improve tenant satisfaction and property value through continuous participation in property management duties and by providing high-quality services based on their experience and know-how.

Kenedix Advisors Co., Ltd. has established a department (REIT Operations Department) to oversee property management for the Investment Corporation. It is equipped to manage each property according to its own qualities. Furthermore, without disclosing specific tenant information, this department shares general experience and know-how regarding leasing company evaluations, improving occupancy ratios, cost reduction, and asset maintenance with the team responsible for managing the Pension Fund (Investment Management Group).
The Investment Corporation has identified the following benefits of centralizing property management to Kenedix Advisors Co., Ltd.

i. Kenedix, Inc. subsidiary, Kenedix Advisors Co., Ltd. is a management company with practical experience in investor asset management. By appointing to a company that shares the same principles and standards of value and judgment as the Investment Corporation, the Investment Corporation can look forward to high-quality property management services.
ii. Centralizing property management specifications and procedures makes it possible to respond quickly to tenant needs and provide building management companies with precise instructions.
iii. One entity responsible for all property management results in negotiation leverage, which means cost reductions in the area of building management.
iv. By designating Kenedix Advisors Co., Ltd. as the master lease company as well as the property management company, the Investment Corporation can ensure tenant-oriented management of leased space and work to maintain and increase property value.
v. With Kenedix Advisors Co., Ltd. as the master lease company, it will be possible to reduce real estate trust commissions and efficiently manage tenant deposits.

The Asset Management Company will conduct regular evaluations and inspections of Kenedix Advisors Co., Ltd.'s property management operations and compensation levels. The Asset Management Company retains the right to replace Kenedix Advisors Co., Ltd. and its service subcontractors. Property management fees are based not only on property revenue, but also on property sales revenue after deducting expenses (see Note). Such a system will encourage the company to manage property with an eye to securing profits for the Investment Corporation, and further promote mutual growth and development.

Note: Property management fees paid to Kenedix Advisors Co., Ltd. is determined as follows.

(1) Leasing Management Fees: Rental income x 2% + real estate operating income after management overhead expenses and before depreciation x 2%

(2) Management Transfer Fees: Set based on the property purchase price or sale price, as shown in the table below.

[illegible]	[illegible]
Less than ¥1.0 billion	¥1.8 million
¥1.0 billion and more, and less than ¥3.0 billion	¥2 million
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million
¥10.0 billion or more	¥2.5 million

(3) Construction supervision fees: Set based on the construction price, as shown in the table below.

[illegible]	[illegible]
Less than ¥1 million	None
¥1 million and more, and less than ¥5 million	5% of construction price
¥5 million and more, and less than ¥10 million	¥250,000 + 4% of the amount of construction price that exceeds ¥5 million
¥10 million and more, and less than ¥100 million	¥450,000 + 3% of the amount of construction price that exceeds ¥10 million
¥100 million or more	Negotiated on a case by case basis

③ Portfolio Development Policy

The Investment Corporation strives to develop the following investment portfolio based on the [①Basic Investment Strategy] above. In principle, a portfolio development policy is formulated by the Asset Management Company as of April 30 each year. The policy takes into account general economic conditions, real estate market conditions, interest rate trends, population shifts, and other factors, with the aim of realizing the Investment Corporation's basic investment strategy. In the event of a significant change in economic, real estate market or other conditions, the portfolio development policy is reviewed and amended as and when considered appropriate by the Asset Management Company.

A. Type

Taking into consideration the following and other factors, the Investment Corporation shall invest mainly in office buildings, and shall also be able to invest in central urban-type retail properties, residential properties and other properties.

(a) Real estate market liquidity and scale
(b) The degree of real estate market information
(c) Prudent diversification based on the type of use
(d) Prudent diversification based on a broad tenant base (companies, individuals and diverse institutions and entities)

Investment ratio targets by type of asset use:

[illegible]			[illegible]
Classification	Office Buildings	Office buildings for leasing purposes as their principal use	50%-100%
	Residential Properties	Residential properties for leasing purposes as their principal use	0%-30%
	Central Urban-Type Retail Properties	Retail properties located in highly flourishing districts	0%-20%
	Other	Amusement parks, business hotels, parking, educational, medical, and health care-related facilities, low-lying leasehold land and other	0% for now

Note: The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total investment portfolio.
Urban-Type retail properties are located in highly flourishing districts. Other assets include amusement parks, business hotels, parking, schools, medical, nursing and health-care facilities, as well as low-lying leasehold land and other diversified assets.
Logistics and warehousing facilities, golf courses, and entertainment facilities regulated under Article 2, Paragraph 5 of the Law Regulating Adult Entertainment Businesses (Law No. 122 of 1948 as amended) are excluded from investment criteria.

B. Area
The Investment Corporation shall invest primarily in real estate located in the Tokyo Metropolitan Area, which comprises Japan's major economy and densely populated cities including Tokyo, Kanagawa, Saitama, and Chiba prefectures. A portion of the Investment Corporation's investment portfolio is also located in Other Regional Areas (primarily government-designated cities or major regional-hub cities) in the aim of ensuring further portfolio diversification and minimizing risks relating to the change in economic and real estate market conditions, earthquakes, typhoons and other natural disasters, and uneven population distribution among regions.

Investment ratio targets by asset location:

Classification	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama, and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%

Note: The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total investment portfolio.

C. Size
Taking into consideration the following and other factors, the Investment Corporation shall endeavor to invest in diversified assets based on investment property size.

(a)Real estate market liquidity
(b)Prudent diversification based on the real estate size
(c)Prudent diversification based on a broad tenant base (type of industry, numbers of employee, family composition, and other)
(d)Investment efficacy in operational management

Parameters relating to investment asset size are as follows:

Minimum Investment	Office Buildings, Central Urban-Type Retail Properties, Other	More than 1.0 billion yen per investment
	Residential Properties	More than 0.5 billion yen per investment
Maximum Investment		Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition

Notwithstanding the aforementioned criteria and targets, the Investment Corporation shall invest in investment properties as follows:

- In the event the Investment Corporation shall invest in a number of properties on a package basis, the acquisition price for an individual asset may fall below the prescribed minimum investment amount.
- In the event acquisition terms and conditions fall within the Investment Corporation's portfolio development policy, the Investment Corporation may invest in an individual asset with an acquisition price below the prescribed minimum investment amount, where the appraisal value exceeds the prescribed minimum investment amount.

D. Investment Term

In principle, investment assets shall be acquired for the medium- to long-term and shall not be acquired for the purpose of short-term sale. Short-term is defined as a period of less than 1 year, medium-term as a period of 1 to 5 years, and long-term as a period of more than 5 years.

However, the Investment Corporation shall consider the sale of an investment asset in the event of any of the following conditions:

(a) Sale of an investment asset is deemed by the Investment Corporation to benefit the overall development of the investment portfolio on a strategic medium- to long-term basis

(b) A purchaser offers to purchase an investment asset at a price that exceeds the average market price, thereby contributing to the Investment Corporation's profitability

(c) The value of an investment asset and its earnings potential significantly deteriorates due to marked changes in economic conditions or natural disasters, and recovery is deemed negligible

④ Individual investment criteria

<table>
<tr><td colspan="2">The investment judgment is made based on regional and individual analysis specific to type, area, and size.</td></tr>
<tr><td colspan="2">As a rule, properties that meet the following criteria. However, when multiple investment properties are to be acquired at once, said properties may be acquired even if some of the properties do not meet these criteria.</td></tr>
<tr><td>Office Buildings, Urban-Type Retail Properties, Other</td><td>· Floor area 1,000 ㎡ or larger
· Area of standard floor 150 ㎡ or larger
Typical floor refers to the 2nd floor or higher, that is typical of most floors in the building.</td></tr>
<tr><td>Residential Properties</td><td>· Single type (mainly single-person housing)
Floor area per unit is 20 ㎡ or more but less than 30 ㎡, 20 units or more per building.
· Compact type (mainly housing for high-income singles and couples without children)
Floor area per unit is 30 ㎡ or more, 15 units or more per building.
· Family type (mainly housing for families of 3 or more)
Floor area per unit is 60 ㎡ or more, 15 units or more per building.
· Prestige type (mainly housing for high-income families and corporate executives)
Typical floor area refers to 100 ㎡ or more, and 5 units or more per building.</td></tr>
<tr><td colspan="2">The following categories apply to properties determined to be at or above standard levels for its location, or that can be renovated to achieve that level or above.</td></tr>
<tr><td>Office Buildings, Urban-Type Retail Properties, Other</td><td>· Floor height, ceiling height
· Lease unit configuration, floor can be subdivided
· Floor configuration, floor weight limits · OA compliant
· Air conditioning · Electricity capacity, power
· Fire prevention · Security
· Electricity, water, gas capacity · Versatility and adaptability as an assets
· Shared facilities (hot water, toilets, elevators, parking lot)</td></tr>
<tr><td>Residential Properties</td><td>· Floor plan · Ceiling height
· Bath and toilet · Kitchen
· Air conditioning · Intercom
· Security · Management office
· Shared facilities (elevators, hallways, parking lot, bicycle storage, dumpsters)</td></tr>
<tr><td colspan="2">Buildings in compliance with the Urban Planning Law, Building Standards Law and other relevant laws and codes (including preexisting buildings). However, properties not in compliance with the relevant laws, but which can be corrected after acquisition may be considered.</td></tr>
<tr><td colspan="2">Steel-reinforced concrete, reinforced concrete, and steel frame structures.</td></tr>
<tr><td colspan="2">Properties with earthquake resistance conforming to the New Earthquake Resistance Standards (Note 1) with an individual PML value (Note 2) of less than 20%, and after acquisition a total portfolio PML value of less than 10%.
However, nonconforming properties may still be considered if:
(1) They are economically viable investments even after insuring against earthquakes.
(2) They can be retrofitted to meet the above criteria.</td></tr>
<tr><td colspan="2">Properties for which an engineering report, land history survey, etc. have been prepared by experts, establishing that there is no possibility of the existence of harmful substances or, where such substances exist, they have been stored or processed appropriately in accordance with all applicable laws, and for</td></tr>
</table>

	which it has been determined through an inspection by the Asset Management Company that there is little chance of interference with operations.
	(1) Investment decisions will be made based on considering attributes, credit, type of work, purpose of use, lease agreement terms, and the possibility of replacing tenants. (2) As a rule, rent revenue (including common area expenses, parking and storage use fees, the total amount for tenants occupying multiple units) from any specific tenant shall not exceed 15% of portfolio total rent revenues (based on April and October lease amounts). However, if it is determined based on consideration of the tenant's credit and possibility of replacing the tenant that, despite exceeding the above limit, such tenants will have a positive effect on portfolio stability, such properties may be set as investment targets.

As a rule, properties for which it is possible to acquire independent property rights for the entire property, including the land. However, other properties as described in (1) through (6) below may be considered after inspection as noted.

(1) Common ownership

- To ensure property can be managed without restriction, ownership of shared properties must as a rule exceed 50%. Decisions are made based on a case-by-case basis having considered the attributes and creditworthiness of other owners, and property characteristics.
- To ensure freedom to dispose the property, the existence and particulars of preemption clauses and transfer restrictions in agreements between owners will be examined.
- To secure stable profits, the attributes and creditworthiness of other owners will be examined and then applicable measures (including but not limited to the execution of an agreement not to partition common areas, registration fulfillment, or rules regarding common use of land) established.

(2) Compartmentalized ownership and their lots

- To ensure property can be managed without restriction, voting rights for compartmentally owned buildings must exceed 50%. Decisions are made on a case-by-case basis having considered the attributes and creditworthiness of other owners, and property characteristics.
- To ensure freedom in the disposal of the property, the existence and particulars of preemption clauses and transfer restrictions outlined in agreements between owners will be examined.
- To secure stable profits, the administrative performance of the management association (reserves, debt ratio, insurance coverage, etc.) will be examined and any needed action (including but not limited to an increase in reserves within the Investment Corporation, common area insurance separate from that purchased by the management association, or land rights registration) undertaken.

(3) Leased buildings

- As a rule, leaseholds in accordance with the former Land Lease Law (Act No. 49 of 1921) or the Land and Housing Lease Law (Act No. 90 of 1991) may be considered.
- A decision is made after researching the party that holds the rights to the land and after having considered the effect that land price revisions, lease renewal fees, reconstruction approval fees, and sale approval fees will have on profitability.

(4) Leased land (limited proprietary land rights)

- As a rule, only land with a term leasehold as described in Article 22 of the Land and Housing Lease Law or a business term leasehold as described in Article 24 of the same law may be considered.
- Decision is made based on careful consideration of the attributes and rent burden capacity of the leaseholder and comprehensive projections of profitability at the end of the lease agreement period.

(5) Boundaries

- For properties where the boundaries with an adjacent property are yet to be determined, the owner of the adjacent land as well as attributes and history of the property, the condition of the area, and the effect these will have on property profitability and the stability of rights may be considered.

(6) Easements and encroachments

- For properties where third-party rights including domain of use and easements have been established, a decision is made after having examined the particulars and verifying the other party, and considering the effect they may have on property profitability and the stability of rights.
- For properties where there are encroachments to or from an adjacent property, a decision is made based on verifying the encroachment as well as the owner, history, presence of any agreements, and considering the effect they may have on property profitability and the stability of rights.

(7) Others

- As a rule, for house leases, properties other than those attached to properties as defined in the previous paragraphs are not considered.
- As a rule, properties with a mortgage or other collateral rights are not considered. When investigating possible investment property, the presence of collateral rights and whether said rights can be cancelled at the time of purchase will be confirmed.

	• As a rule, properties already producing stable revenue from leases or similar sources, or properties projected to produce such revenue may be considered. • Regarding properties being developed or constructed by a third party, investment prior to completion of construction may be considered if, based on the lease market, lease reservation agreements, there is sufficient possibility of securing tenants after construction and minimal risk after the completion and transfer. • The Investment Corporation may not acquire land and invest in projects in which it would develop or build.
	When acquiring investment properties, determining whether to acquire as a direct investment or as a trust beneficiary interest following the establishment of a trust account is based on considering together the intent of the current owner, logistical costs at the time of acquisition, and post-acquisition management costs.

Notes:

1. "New Earthquake Resistance Standards" are standards enacted in accordance with revisions to the Building Standards Law enacted in 1981 (Law No. 144 of April 24, 1981). It established new rules for reinforcement ratios for RC pillars (0.2% or higher), switched from the horizontal seismic coefficient to the story shear coefficient, and established new rules for secondary designs related to earthquake resistance estimates. The result was a significant increase in earthquake resistance levels.
2. "PML (Probable Maximum Loss) value" refers to the probable ratio of maximum loss sustained as the result of an earthquake. The PML values are divided into those for specific properties and those for portfolios. There is no strict standard PML value, but in this agreement, PML value indicates the level of damage that would be sustained by a property if a large-scale earthquake (major earthquake that occurs once every 475 years = a 10% chance of occurring in a 50 year period) occurs during the projected usage period (50 years = usable life of buildings in general) expressed as a ratio (%) against the replacement costs and project recovery expenses.

When acquiring investment properties, due diligence, including profitability, market and legal surveys and appraisals is performed. To ensure expertise, objectivity, and transparency, surveys and appraisals should be delegated to an independent external firm with no conflict of interests.

⑤ Management Policies

A. Establishing a Management Plan

The Asset Management Company shall draft an "annual business plan" for each business period of the Investment Corporation and use this plan to conduct planned asset management. The annual operating plan shall take into account the revenue plans for each investment property and be drafted based on the revenue plans for the entire portfolio and of the Investment Corporation. Prior to the start of each business period, this plan shall be examined and voted on by the Compliance Committee and the Management Committee before being sent to the Board of Directors for final approval.

The Asset Management Company shall verify the revenue performance of each investment property and the entire portfolio. If major discrepancies between monthly or term revenue projections and actual figures are found, or it is determined that the annual business plan must be reevaluated, a revised business plan shall be drafted immediately.

If the acquisition or sale of investment properties, or fluctuations in the market environment causes a major effect on investment properties or the portfolio, the operating plan shall be revised or reevaluated immediately.

B. Management Monitoring

The Asset Management Company shall use the above "annual business plan" as the basis for monitoring the operations and management activity of the property management company from various standpoints including investment property leasing management, building management, and the status of renovations and repairs.

The Asset Management Company shall conduct regular meetings with the property management company to report on operations in the areas listed below and to discuss ways to ensure the implementation and maintenance of management practices in line with the plan.

• Revenue through the previous month compared to projections
• Rent revenue and occupancy ratio compared to projections

- Trends among existing tenants
  (Rent collection and delinquencies, requests and claims from tenants and response status, trends in lease agreement renewals and cancellations)
- Trends in lease market in surrounding areas
- Status of leasing new tenant
  (Sources of potential tenants, leasing conditions, vacancy periods)
- Status of building management
  (Maintenance of structure and facilities, implementation of mandatory regular inspections)
- Repair construction status and comparison with budget
- Future repair requirements and plans for large-scale renovation
- Evaluation of policies to improve profitability and reduce operating costs
- Others: matters the Asset Management Company deems necessary for discussion

C. Evaluation of Property Management Company

The Asset Management Company shall conduct regular (as a rule, each business period) evaluations and assessments of the property management company's performance in the following areas. These results shall be used as the basis for changes to the specifics of their duties, indication of areas requiring improvement and, if necessary, a change in property management companies.

- Success in implementing and contributing to the business plan
- Ability to build relations with current tenants and respond to complaints
- Status of new tenant recruitment
- Ability to evaluate perspective tenants
- Investment property management status and ability to propose improvements
- Ability to draft plans for repairs and renovations and the ability to supervise construction
- Accuracy of execution of duties, problem response capabilities, and ability to create reports
- Property management compensation level
- Internal systems and financial status

⑥ Insurance Coverage Policies

A. Property and casualty insurance

To avoid the risk of loss due to fire and accidents and liability claims from third parties due to lost revenue, physical injury, or property damage, investment properties shall be covered by insurance (fire, liability, loss of profit, etc.) according to need.

B. Earthquake Insurance

If the PML value of an individual investment property exceeds 20%, or if the addition of a specific investment property will cause the total portfolio PML value to exceed 10%, earthquake insurance shall be obtained after an overall review of the effect of a disaster compared to the cost of earthquake insurance premiums.

C. Insurance Rating of the Underwriting Insurance Company

The insurance rating of the underwriting insurance company at the time of enrollment shall be Moody's Investors Services, Inc. rating of A3 or higher or a Standard & Poor's rating of A- or higher.

D. Selection of an Insurance Company

Evaluate several companies through their insurance agent office to select the appropriate company.

⑦ Maintenance and Repairs and Capital Expenditure Policy

A. With the goal of securing long-term and stable profits, a repair plan that will effectively maintain and improve the investment property's competitiveness shall be created for each investment property and used as the basis for performing repairs and facilities investments.

B. In principle, the total cost for maintenance, repairs and capital expenditure should be implemented within depreciation of the total portfolio. However, for high-cost expenditures deemed necessary to maintain and improve the competitiveness of the portfolio or for emergency situations, the maintenance, repairs and capital expenditure that exceed total portfolio depreciation costs may be conducted to the extent necessary within a range that does not affect financial policy.

C. Repairs to common areas should be evaluated and implemented quickly to minimize inconvenience to the tenants.

D. If earthquake resistance retrofitting becomes necessary, it shall evaluate and conduct retrofitting construction while minimizing inconvenience to tenants.

⑧ Sales Policy

Whether or not to sell an investment property shall be determined after giving consideration to the current state of property profitability, future revenue projections based on market trends, and increases/decreases in asset value, and how important it is to have said property remaining in the portfolio.

When selling an investment property, evaluate methods to ensure the highest price including auction, using a major real estate firm, and using a dedicated broker. Further, investigate the attributes and purpose of purchase of the prospective buyer to avoid unforeseen problems.

⑨ Financial Policies

A. Basic Financial Guidelines

With the goal of securing stable profits for the Investment Corporation and the sustained growth of managed assets, it shall propose and implement a planned yet flexible financial strategy based on the following basic financial guidelines.

(a) Acquisitions : To ensure reserves for acquisition of properties, capital expenditure, distribution payments, Investment Corporation operating expenses, and debt repayment (including deposit reimbursements, debt repayment and investment corporation bonds redemptions), it shall conduct acquisitions that effectively combine stable long-term with dynamic short-term capital.

(b) Management : Conduct asset management that focuses on capital stability, liquidity, and efficiency.

B. Capital Acquisition: Equity

When considering issuing additional investment units, debts against total assets (Note) and the percentage against the total amount of investment corporation bonds (interest-bearing debt ratio), investment property acquisition period, and dilution of share value shall be considered.

Note: Total assets refer to the amount recorded under Assets on balance sheets for the most recent period and is used to estimate the interest-bearing debt ratio. Property and equipment is determined by adding the difference between the appraisal value and the term-end ledger amount to the term-end ledger amount for property and equipment.

C. Capital Acquisition : Debt

(a) Capital debt is conducted based on the following guidelines.

- To reduce interest rate fluctuation risk, maintain balance between long-term and short-term debt, and fixed and floating interest rates.
- To reduce refinancing risks (capital reacquisition risks), disperse repayment periods and lenders.
- Lenders shall be limited to institutional investors eligible according to the rules in Item (3)-1 of Article 2 of the Securities and Exchange Law.
- When selecting lenders, multiple institutions regarding loan period, interest, the need for collateral, fees and other terms will be negotiated and market norms and use this information to conduct effective capital acquisition will be compared.
- With a goal of flexibly acquiring necessary capital, agreements for revolving lines of credit, commitment line agreements, and agreements that pre-establish credit lines or allow for debt as necessary will be considered.
- As a rule, debt shall be limited to unsecured debt, but in some cases, managed assets may be offered as collateral.

(b) Investment corporation bonds shall be issued as appropriate with the goal of acquiring long-term and stable capital as well as diversifying capital sources.

(c) The loan periods and the types of interest rates for debt financing are determined in the annual business plan.

(d) Debt and the amount of investment corporation bonds issue shall each be limited to 1 trillion yen and the total of the two may not

exceed 1 trillion yen.

(e) Investments in futures and derivatives (Enforcement Regulation for the Investment Trust Law (Law No. 480 of 2000 and all subsequent revisions) (hereafter the "Investment Trust Enforcement Law"), Article 3, No. 13 & No. 14) shall be limited to investments made for the purpose of hedging interest fluctuation risk related to the Investment Company's debts or other risk.

(f) As a rule, the interest-bearing debt ratio shall be less than 60%.
However, this ratio may exceed 60% temporarily as a result of acquisition of property.

D. Capital Management

(a) Surplus funds (within specific accounts of the Investment Corporation and within trust accounts of trust beneficially interests in real estate) belonging to the Investment Corporation shall be deposited in an ordinary non-interest bearing account (an ordinary account that is covered by the deposit insurance system for the full value of the deposit), an ordinary account, a time-deposit account, or a negotiable certificate of deposit of a bank that has a short-term debt rating of P-2 or higher by Moody's Investors Service, Inc.

(b) Surplus capital, as a rule, may be used for expenditures in the following cases. Although regulations state that surplus capital may be invested in marketable securities and monetary bonds provided, there is emphasis on stability and convertibility for the immediate future we will not investment in marketable securities or monetary bonds for operational purposes.

- Acquisition of investment properties and facilities investments
- Operating capital for the Investment Corporation
- Payment of distribution
- Repayment of debts (including deposit reimbursements, repayment of debts, and investment company bond redemptions)

(c) Investment futures and derivatives shall be limited to investments made for the purpose of hedging interest fluctuation risk related to the Investment Corporation's debts or other risk.

(d) The depositing and management of deposits collected during the leasing of an investment property shall be handled as in (a) above. However, when the stable reimbursement of deposited amounts can be secured through the accumulation of historical data or use of a commitment line, said deposits also may be handled as in (b) above, if it will lead to more efficient management of capital.

⑩ Information Disclosure Guidelines

A. The Investment Corporation endeavors to disclose information on its asset management activities as quickly and accurately as possible for its investors to gain an understanding of its investments.

B. In addition to the disclosure of information content in compliance with the Investment Trust Law, the Securities and Exchange Law, regulations of the Tokyo Stock Exchange and the Investment Trusts Association, Japan, the Investment Corporation will, as promptly as possible, disclose important and useful information to investors, other than that of a confidential nature.

C. In order to ensure transparency in its transactions with related parties, transactions involving related parties will be disclosed. Please refer to "Related-Party Transaction Restrictions, (B) Related-party Transaction Rules."

⑪ Related-Party Transaction Restriction

A. Rules with a Basis in Law

(a) Restrictions on Transactions with a Conflict of Interest

In keeping with enacted laws, the undertaking of certain related-party transactions is prohibited by the Asset Management Company (the Investment Trust Law, Article 34-3, Clause 2, the Enforcement Order of the Investment Trust Law, Article 21, and the Enforcement Regulations of the Investment Trust Law, Article 53).

(b) Delivery of Documents in the Event of Conflict of Interest Concerns

In the event that there are concerns of a conflict of interest in carrying out a transaction, the Investment Corporation is required to issue documents in respect of the aforementioned transaction in which is recorded the Investment Corporation's servicing of assets, pursuant to the Investment Trust Law (Article 34-6, Clause 2).

(c) Restrictions on Asset Management

In accordance with the Investment Trust Law, Articles 195 and 193, and the Enforcement Order of the Investment Trust Law, Articles 116 through 118, the Investment Corporation shall, in principle, not engage in certain transactions with any of the following (1) the Executive Director or Supervisory Directors of the Investment Corporation, (2) the Asset Management Company, (3) any relatives of executive directors or supervisory directors of the Asset Management Company, and (4) directors and corporate auditors, positions of similar status and employees of the Asset Management Company. Restricted transactions include the following.

i. Acquisition or transfer of securities

ii. Exchange of securities

iii. Acquisition or transfer of real estate

iv. Real estate lease

v. Transactions involving specific assets other than those undertaken privately to develop land for housing or property construction. (The Asset Management Company permits the buying and selling of property or land for housing development, as well as its acting as an agent in such transactions.)

B. Related-party Transaction rules

Over and above conducting asset management-related business, the Asset Management Company establishes the rules governing transactions with related parties, as outlined below.

(a) Compliance with the Law

The Asset Management Company, acting between related parties, must not engage in unnecessary business that would have a negative impact on the Investment Corporation's profits. In the event that it has dealings with a related party, the Asset Management Company will comply with the clauses concerning dealings with related parties contained within the Investment Trust Law, the Enforcement Order of the Investment Trust Law, the Enforcement Regulations of the Investment Trust Law and the Related-party Transaction rules.

(b) Related Parties

A related party is defined as follows:

i. A related party as defined under the Investment Trust Law and the Enforcement Order of the Investment Trust Law

ii. Shareholders or directors of shareholders that own 20% or more of the Asset Management Company's shares, or subsidiaries of the Asset Management Company

iii. Special Purpose Companies (SPC) in which parties defined in i. or ii. above have majority ownership, investments in tokumei-kumiai or preferential equity participation

iv. Entities that consign asset management operations to parties falling into categories i. or ii

(c) Related-party Transactions

The transactions governed by related party transaction rules are provided below. Those that meet verification terms and conditions over and above legal and regulatory criteria, and present no financial drawbacks for the Investment Corporation when compared with normal transactions of a similar nature, undergo rigorous checks carried out by the Compliance Committee.

i. Acquisition of Property

(i) In the event of real estate, real estate leasehold rights, land rights, and trust beneficiary interests in real estate, land leasehold rights or land rights being acquired from a related party, these will not be acquired for more than an appraisal value determined by an independent appraiser.

(ii) In the event that the acquisition of property is made through the pre-acquisition services provided by Kenedix, Inc., the sponsor company, pursuant to the "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.", and the Investment Corporation accordingly acquires assets from Kenedix, Inc. or a wholly-owned entity of Kenedix, Inc., the above restriction in (1) does not apply.

(iii) In the event of other special assets being acquired from a related party, the actual cash value shall be ascertained, or otherwise based on (i) above.

(iii) In the event that a decision is made to acquire special assets from a related party based on (i) and (ii) above, this will be disclosed without delay.

ii. Transfer of Property

(i) In the event of real estate, real estate leasehold rights, land rights, and trust beneficiary interests in real estate, land leasehold rights or land rights being acquired from a related party, it will not be transferred for less than the appraisal value determined by an independent appraiser.

(ii) In the event of other special assets being transferred to a related party, the actual cash value shall be ascertained, or otherwise based on (i) above.

(iii) In the event that a decision is made to transfer special assets to a related party based on (i) and (ii) above, this will be disclosed without delay.

iii. Real Estate Leaseholds

(i) In the event of leasing property to a related party, the market value, market rate for the area, will be examined, as well as an

independent third party's written opinion referred to, as it must be leased under conditions deemed to be fair and appropriate.

(ii) In the event that a decision is made to lease property to a related party based on (i) above, this will be disclosed without delay.

iv. Consigning of Intermediary Business Buying, Selling or Leasing of Real Estate

(i) In the event of consigning to related parties the intermediary of the acquisition or sale of specified assets, remuneration shall be within a range stipulated by relevant real estate and building industry laws and shall be determined following consideration of the amount of the sales price, the degree of difficulty of the operations and other factors.

(ii) In the event of consigning to related parties the intermediary of the leasing of specified assets, remuneration shall be less than an amount stipulated by relevant real estate and building industry laws and shall be determined following consideration of the rent level, the degree of difficulty of the operations and other factors.

(iii) In the event that a decision is made to carry out a commission for a related party based on (i) and (ii) above, this will be disclosed without delay.

v. Consigning of Real Estate Property Management Business

(i) In the event of consigning of real estate property management business for a related party, their past performance, company credit rating will be examined and the commission fees decided, taking into account the market standing, content and overall extent of the services offered.

(ii) With regard to acquired properties, in the event that a related party is already active in the real estate property management business, the post-acquisition management of the real estate will be awarded to the aforementioned related party, but the commission fees will be decided based on (i) above.

(iii) In the event that a decision is made to consign real estate property management business as defined in (i) or (ii) above to related parties, this will be disclosed without delay.

vi. Construction Work Orders

(i) In the event of placing an order for construction work for a related party over and above obtaining and comparing estimates from third parties, orders for construction work will be placed under conditions deemed to be fair and appropriate.

(ii) In the event that a decision is made to place an order for construction work for a related party based on (i) above, this will be disclosed at a time separate to that of the construction work.

(d) Procedures when dealing with related parties

In the event of business being conducted with related parties, in accordance with internal rules and regulations and as per the details of the transaction, the following procedures will be adhered to:

(i) If no points are deemed to be at issue from the Compliance Officer's assessment, a proposal will be submitted to the Compliance Committee.

(ii) If authorization is granted after deliberation by the Compliance Committee, the proposal will be further deliberated by the Asset Management Committee before being recommended for authorization. The Compliance Officer will then report on the findings of the Compliance Committee to the Asset Management Committee.

(iii) Should approval be granted at the Asset Management Committee, the decision will be made to submit the proposal to a full Board of Directors meeting for deliberation. The Compliance Officer will then report on the findings of the Compliance Committee at the full board of directors meeting.

(e) Reporting to the Investment Corporation

In the event the Investment Corporation engages in the purchase and sale of specified assets and other transactions stipulated under the Enforcement Order of the Investment Trust Law with the Asset Management Company or directors of the Asset Management Company, other investment corporations to which the Asset Management Company provides asset management services, investment funds managed by the Asset Management Company and other related parties under instruction of the Asset Management Company, a written report relating to the aforementioned transactions pursuant to the Investment Trust Law and the Enforcement Regulations of the Investment Trust Law shall be provided to the Investment Corporation, other investment corporations to which the Asset Management Company provides asset management services and other entities stipulated under the Enforcement Order of the Investment Trust Law.

【Reference】 Earnings Performance for the Individual Properties for the 4th Fiscal Period (November 1, 2006 to April 30, 2007): 181days ※As of April 30, 2007

Type		Office Buildings															
Location		Tokyo Metropolitan Area															
Property Name		KDX Ochanomizu Building	KDX Shiba-Daimon Building	KDX Kojimachi Building	KDX Nihonbashi 313 Building	Toshin 24 Building	KDX Hirakawacho Building	Ebisu East 438 Building	Higashi-Kayabacho Yuraku Building	KDX Toranomon Building	KDX Nishi-Gotanda Building	KDX Hatchobori Building	KDX Omori Building	KDX Hamamatsucho Building	KDX Higashi-Shinjuku Building	Dai-ichi Kayabacho Building	KDX Shinbashi Building
Acquisition Date		April 2, 2007	March 1, 2007	November 1, 2005	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	April 17, 2007	December 1, 2006	August 1, 2005	May 1, 2006	May 1, 2006	September 1, 2006	May 1, 2006	May 1, 2006
Price Information	Acquisition price (¥ Millions)	6,400	6,090	5,950	5,940	5,300	5,180	4,640	4,450	4,400	4,200	3,680	3,500	3,460	2,950	2,780	2,690
	Percentage of total portfolio	3.6%	3.4%	3.3%	3.3%	3.0%	2.9%	2.6%	2.5%	2.5%	2.3%	2.1%	1.9%	1.9%	1.6%	1.5%	1.5%
	Net book value (¥ Millions)	6,447	6,164	5,923	6,378	5,313	5,196	4,686	4,577	4,580	4,391	3,627	3,508	3,453	2,997	2,857	2,711
	Appraisal value at the end of period (¥ Millions)	6,340	6,340	6,220	7,530	5,860	5,680	5,280	5,780	4,050	4,700	3,920	3,860	3,730	3,100	3,030	3,050
	Percentage of total appraisal value	3.3%	3.3%	3.2%	3.9%	3.0%	2.9%	2.9%	3.0%	2.1%	2.4%	2.0%	2.0%	1.9%	1.6%	1.5%	1.6%
Lease Information	Total of end tenants	7	8	9	4	14	19	7	6	9	3	6	12	7	10	5	4
	Leasable floor area (㎡)	5,862.96	6,030.01	3,800.74	5,901.12	8,610.22	4,447.07	3,079.74	4,413.17	2,081.45	3,875.42	3,325.04	4,949.48	2,727.68	5,953.91	3,019.94	1,704.65
	Leased floor area (㎡)	5,862.96	5,604.99	3,699.39	5,803.01	8,610.22	4,447.07	3,079.74	3,930.86	0.00	2,854.99	3,325.04	4,949.48	2,727.68	5,953.91	2,564.54	1,704.65
	Occupancy ratio																
	As of April 30, 2007	100.0%	93.0%	97.1%	98.9%	100.0%	100.0%	100.0%	89.1%	0.0%	73.7%	100.0%	100.0%	100.0%	100.0%	84.9%	100.0%
	As of October 31, 2006	-	-	97.1%	100.0%	100.0%	100.0%	100.0%	100.0%	-	-	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	As of April 30, 2006	-	-	80.9%	100.0%	-	100.0%	-	100.0%	-	-	100.0%	-	-	-	-	-
Income and Retained Earnings Information for the 4th Fiscal Period	Operating periods	29days	61days	181days	181days	181days	181days	181days	181days	14days	151days	181days	181days	181days	181days	181days	181days
	①Rental and other operating revenues (¥ Thousands)	15,046	53,668	176,358	227,545	208,986	177,813	153,596	144,250	-	32,324	132,777	162,814	110,580	109,757	112,464	90,670
	Rental revenues	11,601	49,253	156,683	211,755	183,193	153,144	135,989	134,436	-	25,875	117,120	143,754	100,283	102,610	89,729	84,479
	Other operating revenues	3,444	4,413	19,672	15,789	25,792	24,669	17,606	9,814	-	6,449	15,656	19,059	10,296	7,147	22,735	6,190
	②Property-related expenses (¥ Thousands)	4,109	14,936	43,257	68,545	44,841	56,283	27,670	39,501	217	26,723	32,607	35,534	20,259	32,674	15,279	12,989
	Property management fees	2,443	6,218	11,949	18,276	21,944	16,948	13,168	14,125	209	5,040	12,614	17,938	8,256	19,652	8,849	7,231
	Taxes	-	-	13,864	17,653	5,918	14,724	-	9,166	-	-	8,987	-	-	-	-	-
	Utilities	1,347	4,048	10,010	14,190	18,502	10,637	8,822	7,731	-	3,857	8,910	15,623	6,595	9,680	5,347	3,854
	Repairs and maintenance costs	-	520	832	1,807	737	3,418	1,817	558	-	365	818	594	14	436	-	913
	Insurance	64	132	288	407	439	375	222	283	6	213	251	368	169	375	185	142
	Trust fees and other expenses	253	3,895	4,656	16,310	2,800	11,181	3,639	7,687	1	17,247	1,026	1,011	5,224	2,529	897	847
	③NOI (=①-②) (¥ Thousands)	10,936	38,730	133,299	158,999	164,145	121,530	125,925	104,749	-217	5,600	100,169	127,279	90,320	77,083	97,184	77,680
	④Depreciation (¥ Thousands)	2,531	6,710	38,690	38,196	31,263	40,434	26,941	38,857	983	40,297	36,674	24,292	21,862	10,794	12,578	9,226
	⑤Rental operating income (=③-④) (¥ Thousands)	8,405	32,020	94,408	120,803	132,881	81,096	98,983	64,891	-1,201	-34,696	63,495	102,987	68,458	66,289	84,606	68,453
	⑥Capital expenditures (¥ Thousands)	-	42,250	10,794	159,753	12,040	38,854	9,019	136,022	-	48,730	6,408	10,386	4,616	13,790	27,803	7,437
	⑦NCF (=③-⑥) (¥ Thousands)	10,936	-3,519	122,306	-753	152,105	82,676	116,905	-31,273	-217	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	69,381	70,243
Reference	Expense ratio (=②/①)	11.7%	27.8%	24.5%	30.1%	21.5%	31.7%	18.0%	27.4%	-	82.7%	24.6%	21.8%	18.3%	29.8%	13.6%	14.3%
	Property tax for the year 2005 (for the year 2006) (¥ Thousands)	29,100	22,475	31,720	33,106	23,660	29,391	20,218	18,277	19,084	17,503	17,978	24,197	17,088	27,378	13,550	20,035
	[illegible] (¥ Thousands)	1,346	1,885	6,323	7,890	7,614	6,109	5,706	5,081	-	775	4,754	5,920	4,100	3,812	4,278	3,435
	Reference: Percentage of rental and other operating revenues	3.04%	3.51%	3.58%	3.47%	3.64%	3.44%	3.71%	3.52%	-	2.39%	3.58%	3.64%	3.71%	3.47%	3.80%	3.79%
	Long-term repairs, maintenance and renovation																
	Estimated amount of 12 yrs after the appraisal (¥ Thousands)	323,470	242,580	117,280	292,110	176,760	203,540	144,400	157,780	70,400	136,230	88,490	276,530	68,180	200,735	114,840	102,789
	Reference: Amount of yearly avg.	26,955	20,215	9,773	24,343	14,730	16,962	12,033	13,148	5,867	11,353	7,374	23,044	5,682	16,728	9,570	8,566

Note: The Investment Corporation has sold 2 residential properties, Court Shinbashi and Court Saitenga, on April 20, 2007. The total rental revenues and rental expenses for Court Shinbashi is ¥25,831 thousands and ¥5,113 thousands, and for Court Saitenga is ¥20,958 thousands and ¥8,993 thousands.

【Reference】 **Earnings Performance for the Individual Properties for the 4th Fiscal Period (November 1, 2006 to April 30, 2007): 181days ※As of April 30, 2007**

		KDX Nakano-Sakaue Building	KDX Shin-Yokohama Building	Harajuku F.F. Building	KDX Kajicho Building	KDX Hamacho Building	FIK Minami Aoyama	KDX Funabashi Building	KDX Okachimachi Building	Kanda Kihara Building	KDX Yotsuya Building	KDX Shinjuku-Gyoen Building	KDX Kiba Building	KDX Nishi-Shinjuku Building	KDX Monzen-Nakacho Building	KDX Hon-Atsugi Building	KDX Hachioji Building
Type																	
Location																	
Acquisition Date		August 1, 2005	May 1, 2006	August 1, 2005	July 3, 2006	March 16, 2006	August 1, 2005	March 1, 2006	March 1, 2007	August 1, 2005	May 1, 2006	August 1, 2005	June 20, 2006	April 2, 2007	January 19, 2007	March 1, 2007	March 1, 2007
Price Information	Acquisition price (¥ Millions)	2,533	2,520	2,450	2,350	2,300	2,270	2,258	2,000	1,950	1,950	1,610	1,580	1,500	1,400	1,305	1,155
	Percentage of total portfolio	1.4%	1.4%	1.3%	1.3%	1.3%	1.2%	1.2%	1.1%	1.1%	1.1%	0.9%	0.9%	0.8%	0.7%	0.7%	0.6%
	Net book value (¥ Millions)	2,496	2,553	2,531	2,372	2,413	2,307	2,415	2,084	1,923	1,981	1,645	1,653	1,569	1,461	1,360	1,211
	Appraisal value at the end of year (¥ Millions)	2,680	2,680	3,060	2,410	2,890	3,310	2,360	2,010	1,990	2,110	1,970	1,690	1,500	1,430	1,320	1,160
	Percentage of total appraisal value	1.4%	1.4%	1.6%	1.2%	1.5%	1.7%	1.2%	1.0%	1.0%	1.1%	1.0%	0.8%	0.7%	0.7%	0.6%	0.6%
Lease Information	Total of end tenants	24	20	3	7	8	6	18	6	9	3	1	7	9	5	10	6
	Leasable floor area (m²)	4,391.37	4,816.87	3,068.36	2,562.32	3,102.43	1,833.64	3,885.53	1,792.54	1,945.55	2,536.53	2,105.18	2,450.12	1,605.72	2,012.22	2,747.27	2,179.88
	Leased floor area (m²)	4,391.37	4,810.87	3,068.36	2,562.32	3,102.43	1,833.64	3,885.53	1,792.54	1,945.55	2,536.53	2,105.18	2,450.12	1,605.72	2,012.22	2,747.27	2,101.15
	Occupancy ratio As of April 30, 2007	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	96.4%
	As of October 31, 2006	97.0%	90.8%	100.0%	100.0%	65.3%	100.0%	97.3%	-	100.0%	100.0%	100.0%	69.1%	-	-	-	-
	As of April 30, 2006	95.8%	-	100.0%	-	67.3%	100.0%	91.9%	-	100.0%	-	100.0%	-	-	-	-	-
Income and Realized Earnings Information for the 4th Fiscal Period	Operating periods	181days	181days	181days	181days	181days	181days	181days	61days	181days	181days	181days	181days	29days	102days	61days	61days
	①Rental and other operating revenue (¥ Thousands)	104,596	113,952	114,654	69,533	93,358	87,507	106,017	29,674	68,929	93,402	72,308	54,686	7,948	27,752	23,670	16,565
	Rental revenues	88,509	100,916	104,546	63,084	78,344	81,533	92,252	17,711	63,688	85,198	66,749	46,487	7,843	24,618	20,123	15,059
	Other operating revenues	16,087	13,036	10,108	6,449	15,014	5,975	13,765	11,963	5,241	8,204	5,559	8,198	104	3,133	3,547	1,505
	②Property-related expenses (¥ Thousands)	30,394	26,483	32,038	15,817	20,709	18,720	29,525	4,472	17,644	16,489	18,820	15,366	1,540	5,640	4,657	3,388
	Property management fees	10,810	14,061	10,859	6,417	9,396	6,843	13,893	2,232	6,653	9,775	5,548	5,617	1,072	3,716	2,671	2,160
	Taxes	7,985	3,422	6,883	-	-	4,821	3,788	-	4,271	-	5,765	-	-	-	-	-
	Utilities	6,583	7,038	8,221	4,538	5,094	4,260	8,546	1,923	4,609	5,442	3,472	3,847	450	1,735	1,564	826
	Repairs and maintenance costs	1,819	694	3,812	759	2,086	719	1,648	255	481	310	478	2,685	-	-	20	20
	Insurance	349	275	189	153	203	104	270	32	112	161	123	134	17	78	66	44
	Trust fees and other expenses	2,895	951	1,972	3,199	1,929	2,271	1,379	428	1,517	800	3,432	3,100	-	110	334	336
	③NOI (=①-②) (¥ Thousands)	74,202	87,468	82,616	53,716	72,649	68,786	76,492	25,201	51,284	76,913	53,487	39,320	6,408	22,112	19,013	13,176
	④Depreciation (¥ Thousands)	27,808	20,109	15,786	9,558	35,485	10,669	13,730	1,699	15,600	8,276	13,366	18,836	1,388	5,744	7,693	1,820
	⑤Rental operating income (=③-④) (¥ Thousands)	46,494	67,378	66,830	44,157	37,163	58,117	62,761	23,502	35,684	68,636	40,121	20,483	5,019	16,368	11,319	11,355
	⑥Capital expenditure (¥ Thousands)	1,031	15,680	28,696	11,461	8,097	4,764	82,182	-	1,585	19,645	2,349	10,673	-	485	-	-
	⑦NCF (=③-⑥) (¥ Thousands)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Reference	Expense ratio (=②/①)	29.0%	23.2%	27.9%	22.7%	22.2%	21.4%	27.8%	15.1%	25.6%	17.7%	26.0%	28.1%	19.4%	20.3%	19.7%	20.5%
	[illegible] (¥ Thousands)	15,445	13,811	15,799	11,033	14,584	10,631	16,806	5,697	8,509	13,315	11,531	9,707	8,570	6,676	7,736	7,956
	[illegible] (¥ Thousands)	3,653	4,111	4,020	3,316	3,387	3,189	3,724	1,119	2,453	3,476	2,567	1,920	292	1,017	871	606
	Reference: Percentage of rental and other operating revenue	3.49%	3.81%	3.81%	3.62%	3.63%	3.64%	3.81%	3.77%	3.56%	3.72%	3.55%	3.51%	3.67%	3.66%	3.63%	3.66%
	Long-term repairs, maintenance and renovation: Estimated amount of 12 yrs after the acquisition (¥ Thousands)	123,140	194,890	123,370	96,454	133,950	56,770	173,340	64,400	58,870	106,330	110,680	85,845	69,950	61,470	141,590	109,860
	Reference: Amount of yearly avg.	10,978	16,169	10,273	8,038	11,163	5,564	14,445	5,367	4,906	8,861	9,223	7,154	5,829	5,123	11,799	9,155

【Reference】 Earnings Performance for the Individual Properties for the 4th Fiscal Period (November 1, 2006 to April 30, 2007): 181days ※As of April 30, 2007

Type								
Location				Other Regional Areas				
Property Name		KDX Nogizaka Building	KDX Koishikawa Building	Portus Center Building	KDX Minami Semba Dai-1 Building	KDX Minami Semba Dai-2 Building	Hakata Ekimae Dai-2 Building	KDX Niigata Building
Acquisition Date		July 14, 2006	August 1, 2005	September 21, 2005	May 1, 2006	May 1, 2006	August 1, 2005	March 1, 2007
Price Information	Acquisition price (¥ Millions)	1,065	704	5,570	1,610	1,560	1,430	1,305
	Percentage of total portfolio	0.6%	0.4%	3.1%	0.9%	0.8%	0.8%	0.7%
	Net book value (¥ Millions)	1,125	698	5,454	1,589	1,553	1,483	1,376
	Appraisal value at the end of year (¥ Millions)	1,060	827	5,820	1,640	1,630	1,600	1,200
	Percentage of total appraisal value	0.6%	0.4%	2.9%	0.8%	0.8%	0.8%	0.6%
Lease Information	Total of end tenants	5	5	32	9	22	38	22
	Leasable floor area (m²)	1,236.39	1,594.18	11,520.47	3,108.17	2,699.27	3,691.63	4,085.36
	Leased floor area (m²)	1,236.39	1,594.18	11,181.82	3,108.17	2,525.25	3,536.74	3,425.90
	Occupancy ratio							
	As of April 30, 2007	100.0%	100.0%	97.1%	100.0%	93.6%	95.8%	83.9%
	As of October 31, 2006	100.0%	100.0%	100.0%	100.0%	90.0%	99.2%	–
	As of April 30, 2006	–	100.0%	100.0%	–	–	96.7%	–
Income and Retained Earnings Information for the 4th Fiscal Pe	Operating periods	181days	181days	181days	181days	181days	181days	61days
	①Rental and other operating revenues (¥ Thousands)	37,276	36,545	309,846	68,163	60,717	84,208	26,134
	Rental revenues	33,630	32,217	260,114	55,813	44,907	75,050	23,251
	Other operating revenues	3,646	4,328	49,732	12,350	15,809	9,158	2,883
	②Property-related expenses (¥ Thousands)	8,185	13,127	128,132	17,420	27,573	27,361	7,063
	Property management fees	3,979	3,724	77,015	7,529	6,255	10,895	4,397
	Taxes	–	3,323	26,094	–	2,863	7,540	–
	Utilities	3,066	3,973	18,370	6,767	5,591	5,701	2,095
	Repairs and maintenance costs	521	761	2,819	2,020	11,261	1,868	81
	Insurance	82	101	2,589	206	184	225	108
	Trust fees and other expenses	435	1,233	1,243	898	1,417	1,129	381
	③NOI (=①-②) (¥ Thousands)	29,091	23,417	181,714	50,742	33,143	56,847	19,070
	④Depreciation (¥ Thousands)	5,131	8,963	105,474	23,525	28,272	20,893	2,848
	⑤Rental operating income (=③-④) (¥ Thousands)	23,959	14,454	76,240	27,217	4,870	35,953	16,222
	⑥Capital expenditures (¥ Thousands)	10,965	2,835	8,121	2,378	3,108	18,942	1,880
	⑦NCF (=③-⑥) (¥ Thousands)	18,125	20,582	173,593	48,364	30,035	37,905	17,190
Reference	Expense ratio (=②/①)	22.0%	35.9%	41.4%	25.6%	45.4%	32.5%	27.0%
	Property tax for the year 2006 (for the year 2005) (¥ Thousands)	6,320	6,618	52,195	13,609	11,323	9,858	16,813
	Amount of property management fee (¥ Thousands)	1,354	1,234	10,031	2,427	1,915	2,878	922
	Reference: Percentage of rental and other operating revenues	3.63%	3.35%	3.24%	3.56%	3.15%	3.42%	3.53%
	Long-term repairs, maintenance and renovation							
	Estimated amount of 12 yrs after the acquisition (¥ Thousands)	50,866	43,550	343,420	139,600	104,160	96,860	249,590
	Reference: Amount of yearly avg.	4,239	3,629	28,618	11,633	8,680	8,072	20,799

Type		Residential Properties								
Location		Tokyo Metropolitan Area								
Property Name		Residence Charmante Tsukishima	Regalo Ochanomizu I&II	Storia Shirokane	Tre di Casa Minami Aoyama	Regalo Shiba-Koen	Court Mejiro	Apartments Motoazabu	Apartments Wakamatsu-Kawada	Chigasaki Socie Ni-bankan
Acquisition Date		May 1, 2006	May 1, 2006	August 1, 2005	August 1, 2005	May 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	May 1, 2006
Price Information	Acquisition price (¥ Millions)	5,353	3,600	3,150	2,460	2,260	1,250	1,210	1,180	1,160
	Percentage of total portfolio	3.0%	2.0%	1.7%	1.4%	1.2%	0.7%	0.6%	0.6%	0.6%
	Net book value (¥ Millions)	5,427	3,664	3,181	2,487	2,293	1,269	1,233	1,197	1,242
	Appraisal value at the end of year (¥ Millions)	5,460	3,870	3,370	2,660	2,280	1,140	1,300	1,240	1,160
	Percentage of total appraisal value	2.8%	1.9%	1.7%	1.4%	1.2%	0.6%	0.6%	0.6%	0.6%
Lease Information	Total of end tenants	–	131	39	18	62	19	19	32	49
	Leasable floor area (m²)	7,711.14	4,280.82	3,617.32	1,680.79	2,507.52	2,046.79	1,350.74	1,607.43	3,544.18
	Leased floor area (m²)	7,711.14	4,110.93	3,203.37	1,554.76	2,507.52	1,943.87	1,239.19	1,572.81	3,405.34
	Occupancy ratio									
	As of April 30, 2007	100.0%	96.0%	88.6%	92.5%	100.0%	95.0%	91.7%	97.8%	96.1%
	As of October 31, 2006	100.0%	93.8%	92.8%	100.0%	100.0%	100.0%	94.6%	98.3%	91.3%
	As of April 30, 2006	–	–	92.5%	100.0%	–	85.1%	97.1%	97.8%	–
Income and Retained Earnings Information for the 4th Fiscal Pe	Operating periods	181days	181days	181days	181days	181days	181days	181days	181days	181days
	①Rental and other operating revenues (¥ Thousands)	168,100	109,374	106,252	73,570	66,504	44,697	39,615	39,645	45,025
	Rental revenues	146,883	105,610	97,126	71,116	63,951	41,649	37,533	33,594	41,191
	Other operating revenues	21,217	3,763	9,125	2,454	2,552	3,047	2,081	6,050	3,834
	②Property-related expenses (¥ Thousands)	24,502	17,398	20,090	10,496	6,807	9,311	7,335	7,610	7,116
	Property management fees	18,335	7,075	8,837	4,999	3,796	3,202	3,023	3,363	4,380
	Taxes	–	–	3,753	2,021	–	3,100	751	530	–
	Utilities	1,305	960	1,138	1,387	456	715	486	365	541
	Repairs and maintenance costs	2,538	1,355	1,675	401	533	777	788	792	388
	Insurance	749	222	234	92	124	127	79	84	151
	Trust fees and other expenses	1,574	7,784	4,453	1,612	1,897	1,388	2,205	2,475	1,654
	③NOI (=①-②) (¥ Thousands)	143,598	91,975	86,161	63,074	59,696	35,386	32,280	32,034	37,909
	④Depreciation (¥ Thousands)	45,409	29,571	20,695	11,729	13,409	11,190	8,651	11,489	9,716
	⑤Rental operating income (=③-④) (¥ Thousands)	98,188	62,404	65,466	51,345	46,287	24,196	23,628	20,545	28,193
	⑥Capital expenditures (¥ Thousands)	857	755	–	874	–	387	–	630	1,877
	⑦NCF (=③-⑥) (¥ Thousands)	142,740	91,219	86,161	62,200	59,696	34,999	32,280	31,404	36,032
Reference	Expense ratio (=②/①)	14.6%	15.9%	18.9%	14.3%	10.2%	20.8%	18.5%	19.2%	15.8%
	Property tax for the year 2006 (for the year 2005) (¥ Thousands)	7,765	5,142	7,506	4,043	1,322	6,201	1,503	1,060	5,790
	Amount of property management fee (¥ Thousands)	5,929	4,109	3,926	2,788	2,575	1,634	1,467	1,462	1,692
	Reference: Percentage of rental and other operating revenues	3.53%	3.76%	3.69%	3.79%	3.87%	3.66%	3.70%	3.69%	3.76%
	Long-term repairs, maintenance and renovation									
	Estimated amount of 12 yrs after the acquisition (¥ Thousands)	126,753	58,390	47,300	22,490	32,530	44,180	23,570	27,500	90,580
	Reference: Amount of yearly avg.	10,563	4,866	3,942	1,874	2,711	3,682	1,964	2,292	7,548

【Reference】

Earnings Performance for the Individual Properties for the 4th Fiscal Period (November 1, 2006 to April 30, 2007): 181days ※As of April 30, 2007

Type								
Location								
Property Name	Court Nihonbashi-Hakozaki	Court Nishi-Shinjuku	Side Denenchofu	Grafio Kawaguchi	B-court Yokohama-Kannai II	Regalo Komazawa-Kouen	Court Motoasakusa	Court Shin-Okachimachi
Acquisition Date	August 1, 2005	May 1, 2006	August 1, 2005	June 30, 2006	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006
Price Information: Acquisition price (¥ Millions)	1,129	1,130	1,110	1,038	945	912	880	878
Percentage of total portfolio	0.6%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%
Net book value (¥ Millions)	1,145	1,153	1,151	1,083	955	930	889	902
Appraisal value at the end of year (¥ Millions)	1,220	1,160	1,100	1,060	1,000	943	925	888
Percentage of total appraisal value	0.6%	0.6%	0.5%	0.5%	0.5%	0.4%	0.4%	0.4%
Lease Information: Total of end tenants	55	50	30	2	68	30	43	37
Leasable floor area (m²)	1,537.38	1,345.92	2,359.44	1,619.34	1,602.28	1,020.18	1,314.91	1,377.87
Leased floor area (m²)	1,513.21	1,223.25	2,293.90	1,619.34	1,561.07	975.44	1,281.88	1,262.19
Occupancy ratio As of April 30, 2007	98.4%	90.9%	97.2%	100.0%	97.4%	95.6%	97.5%	91.6%
As of October 31, 2006	97.2%	93.0%	97.2%	100.0%	100.0%	100.0%	100.0%	100.0%
As of April 30, 2006	94.3%	-	94.4%	-	100.0%	-	82.5%	-
Income and Retained Earnings Information for the 4th Fiscal Period: Operating periods	181days	181days	181days	181days	181days	181days	181days	181days
①Rental and other operating revenues (¥ Thousands)	39,226	34,136	39,310	32,786	37,110	27,584	32,422	28,031
Rental revenues	37,181	32,747	35,275	32,760	33,762	26,995	29,993	26,716
Other operating revenues	2,045	1,389	4,034	25	3,347	589	2,429	1,315
②Property-related expenses (¥ Thousands)	7,000	4,313	9,386	3,708	8,780	3,481	5,949	3,697
Property management fees	2,898	2,394	2,923	2,478	3,039	2,128	2,462	2,094
Taxes	954	-	1,989	-	2,615	-	670	-
Utilities	417	382	594	309	728	287	358	340
Repairs and maintenance costs	733	510	1,582	24	671	181	589	309
Insurance	83	72	96	80	95	55	84	67
Trust fees and other expenses	1,913	953	2,220	818	1,628	828	1,783	885
③NOI (=①-②) (¥ Thousands)	32,225	29,823	29,923	29,077	28,330	24,102	26,472	24,333
④Depreciation (¥ Thousands)	15,232	7,208	9,557	10,013	14,450	6,857	9,779	9,402
⑤Rental operating income (=③-④) (¥ Thousands)	16,992	22,615	20,365	19,064	13,879	17,245	16,693	14,931
⑥Capital expenditures (¥ Thousands)	769	-	1,990	-	-	-	1,130	598
⑦NCF (=③-⑥) (¥ Thousands)	31,456	29,823	27,933	29,077	[illegible]	[illegible]	[illegible]	[illegible]
Reference: Expense ratio (=②/①)	17.8%	12.6%	23.9%	11.3%	23.7%	12.6%	18.3%	13.2%
Property tax for the year 2006 (for the year 2005) (¥ Thousands)	1,908	2,205	2,824	949	3,487	1,442	1,045	756
[illegible] (¥ Thousands)	1,458	1,306	1,412	1,282	1,538	1,054	1,201	1,068
Reference: Percentage of rental and other operating revenues	3.72%	3.82%	3.59%	3.85%	3.60%	3.82%	3.70%	3.81%
Long-term repairs, maintenance and renovation: Estimated amount of 12 yrs after the acquisition (¥ Thousands)	24,630	20,420	34,920	24,689	26,950	17,410	21,643	22,120
Reference: Amount of yearly avg.	2,053	1,702	2,910	2,057	2,246	1,451	1,804	1,843

Type								
Location						Other Regional Areas		
Property Name	Bloom Omotesando	Human Heim Okachimachi	Prime Regalo Kagurazaka	Prime Regalo Youga	Court Shimouma	Ashiya Royal Homes	Venus Hibarigaoka	Regalo Ibaraki I&II
Acquisition Date	August 1, 2005	August 1, 2005	May 1, 2006	May 1, 2006	May 1, 2006	May 1, 2006	December 8, 2005	May 1, 2006
Price Information: Acquisition price (¥ Millions)	875	830	762	730	638	2,330	1,800	1,600
Percentage of total portfolio	0.4%	0.4%	0.4%	0.4%	0.3%	1.3%	1.0%	0.9%
Net book value (¥ Millions)	891	848	786	747	655	2,415	1,961	1,646
Appraisal value at the end of year (¥ Millions)	855	850	770	735	644	2,440	1,770	1,670
Percentage of total appraisal value	0.5%	0.4%	0.4%	0.3%	0.3%	1.3%	0.9%	0.8%
Lease Information: Total of end tenants	6	9	32	19	28	18	91	52
Leasable floor area (m²)	705.30	1,329.79	890.93	1,012.80	829.05	3,990.01	12,829.64	4,701.87
Leased floor area (m²)	705.30	1,329.79	890.93	1,012.80	801.88	3,557.35	12,664.82	4,465.02
Occupancy ratio As of April 30, 2007	100.0%	100.0%	100.0%	100.0%	96.7%	89.0%	98.7%	95.0%
As of October 31, 2006	100.0%	100.0%	96.0%	100.0%	100.0%	80.3%	84.6%	67.1%
As of April 30, 2006	85.2%	100.0%	-	-	-	-	82.7%	-
Income and Retained Earnings Information for the 4th Fiscal Period: Operating periods	181days	181days	181days	181days	181days	181days	181days	181days
①Rental and other operating revenues (¥ Thousands)	27,030	34,372	23,317	22,939	19,440	76,398	90,100	50,307
Rental revenues	26,730	29,403	23,003	21,588	18,275	71,440	77,803	42,143
Other operating revenues	300	4,969	313	1,351	1,165	4,958	12,296	8,163
②Property-related expenses (¥ Thousands)	2,785	7,029	3,740	2,779	2,623	18,706	53,167	16,974
Property management fees	1,586	2,427	1,827	1,863	1,275	8,759	11,352	3,218
Taxes	278	1,118	-	-	-	-	8,743	-
Utilities	27	316	234	261	227	1,729	2,174	1,196
Repairs and maintenance costs	319	45	132	-	254	3,760	16,275	1,965
Insurance	37	74	57	53	42	232	552	234
Trust fees and other expenses	537	3,046	1,488	600	821	4,224	14,069	10,358
③NOI (=①-②) (¥ Thousands)	24,244	27,343	19,576	20,160	16,817	57,692	36,932	33,332
④Depreciation (¥ Thousands)	4,882	7,437	7,091	4,807	4,539	13,564	22,522	14,406
⑤Rental operating income (=③-④) (¥ Thousands)	19,361	19,906	12,485	15,353	12,277	44,127	14,410	18,926
⑥Capital expenditures (¥ Thousands)	682	1,233	2,296	-	-	41,898	11,013	9,783
⑦NCF (=③-⑥) (¥ Thousands)	23,561	26,110	17,280	20,160	16,817	15,793	25,919	23,548
Reference: Expense ratio (=②/①)	10.3%	20.4%	16.0%	12.1%	13.5%	24.5%	59.0%	33.7%
Property tax for the year 2006 (for the year 2005) (¥ Thousands)	557	2,003	1,151	1,486	994	9,590	17,659	9,644
[illegible] (¥ Thousands)	1,046	1,259	875	879	739	2,737	2,603	1,706
Reference: Percentage of rental and other operating revenues	3.87%	3.66%	3.75%	3.83%	3.80%	3.58%	2.89%	3.39%
Long-term repairs, maintenance and renovation: Estimated amount of 12 yrs after the acquisition (¥ Thousands)	7,680	20,795	21,561	15,880	12,400	106,770	247,200	75,200
Reference: Amount of yearly avg.	640	1,733	1,797	1,323	1,033	8,898	20,600	6,267

File No. 082-35028

【Reference】 **Earnings Performance for the Individual Properties for the 4th Fiscal Period (November 1, 2006 to April 30, 2007): 181days** ※As of April 30, 2007

Type						Retail Properties			
Location						Tokyo Metropolitan Area		Other Regional Areas	Total of 72 properties
Property Name	Collection Higashi-[illegible]	Renaissance 21 [illegible]-machi	Montore [illegible] Bay Court	Abreast Hara	Abreast [illegible]	[illegible]	KDX Yoyogi Building	ZARA Tenjin Nishi-dori	
Acquisition Date	May 1, 2006	May 1, 2006	May 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	September 30, 2005	May 1, 2006	
Price Information									
Acquisition price (¥ Millions)	1,284	900	826	444	407	9,900	2,479	3,680	175,080
Percentage of total portfolio	0.7%	0.5%	0.4%	0.2%	0.2%	5.6%	1.4%	2.1%	100.0%
Net book value (¥ Millions)	1,341	828	851	447	414	10,298	2,622	3,686	178,801
Appraisal value at the end of year (¥ Millions)	1,274	962	831	494	457	11,800	2,490	3,760	189,785
Percentage of total appraisal value	0.6%	0.5%	0.4%	0.2%	0.2%	6.2%	1.3%	1.9%	100.0%
Lease Information									
Total of end tenants	64	20	33	36	32	14	10	1	1,549
Leasable floor area (m²)	2,653.31	2,098.68	2,522.16	1,438.33	1,701.68	4,655.71	1,202.40	1,497.47	223,322.77
Leased floor area (m²)	2,615.61	1,921.82	2,451.22	1,405.01	1,701.68	4,269.12	1,202.40	1,497.47	214,172.77
Occupancy ratio									
As of April 30, 2007	98.5%	91.6%	97.2%	97.8%	100.0%	91.7%	100.0%	100.0%	95.9%
As of October 31, 2006	94.0%	91.9%	84.1%	100.0%	90.8%	100.0%	100.0%	100.0%	95.3%
As of April 30, 2006	-	-	-	100.0%	97.5%	100.0%	87.1%	-	94.9%
Income and Retained Earnings Information for the 4th Fiscal Period									
Operating periods	181days	181days	181days	181days	181days	181days	181days	181days	160days
①Rental and other operating revenues (¥ Thousands)	40,887	37,689	41,481	22,602	20,376	301,718	84,599	108,000	5,601,172
Rental revenues	39,141	26,400	26,336	20,884	18,180	212,837	62,658	108,000	4,920,559
Other operating revenues	1,746	11,289	15,145	1,717	2,195	88,880	22,041	-	680,612
②Property-related expenses (¥ Thousands)	9,229	6,637	8,244	7,277	8,446	55,356	17,132	8,275	1,351,381
Property management fee	3,011	2,851	3,031	2,687	2,352	22,201	7,485	4,239	567,536
Taxes	946	795	861	2,405	2,252	15,741	3,806	3,725	205,112
Utilities	480	378	460	405	300	14,702	4,304	-	275,412
Repairs and maintenance costs	373	267	947	590	1,288	-	256	-	86,894
Insurance	133	97	117	83	73	373	91	110	14,682
Trust fees and other expenses	4,283	2,147	2,827	1,106	2,278	2,337	1,190	1,200	201,723
③NOI (=①-②) (¥ Thousands)	31,658	31,052	33,237	15,325	11,929	246,362	67,467	99,724	4,249,790
④Depreciation (¥ Thousands)	14,664	8,477	9,580	8,155	6,066	53,031	16,618	9,855	1,232,182
⑤Rental operating income (=③-④) (¥ Thousands)	16,993	22,585	23,656	7,169	5,863	193,330	50,848	89,869	3,017,607
⑥Capital expenditures (¥ Thousands)	-	976	-	943	1,015	287,493	2,300	-	1,131,057
⑦NCF (=③-⑥) (¥ Thousands)	31,658	30,085	33,237	14,381	10,914	-41,131	[illegible]	[illegible]	[illegible]
Reference									
Expense ratio (=②/①)	22.6%	17.6%	19.9%	32.2%	41.5%	18.3%	20.2%	7.7%	24.1%
Property tax for the year 2006 (or the year 2005) (¥ Thousands)	1,657	2,870	1,421	3,206	3,002	31,599	7,598	10,841	821,597
[illegible] (¥ Thousands)	1,480	1,403	1,524	774	639	11,186	3,107	4,233	200,636
Reference: Percentage of rental and other operating revenues	3.62%	3.72%	3.67%	3.42%	3.23%	3.71%	3.67%	3.93%	3.58%
Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	39,250	17,470	27,680	32,340	53,890	53,890	43,445	16,330	6,927,335
Reference: Amount of yearly avg.	3,271	1,455	2,307	2,695	4,491	4,491	3,620	1,361	577,278

[Reference] Borrowings

Borrowings on a financial institution basis as of April 30, 2007 are as follows.

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (¥Millions)	Balance at the End of Period (¥Millions)	Average Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Sumitomo Mitsui Banking Corporation	March 1, 2006	500	-	-	February 28, 2007	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	Sumitomo Mitsui Banking Corporation	May 1, 2006	1000	-	-	April 30, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1000	-					
	Aozora Bank, Ltd.	July 31, 2006	2,000	2,000	0.725	July 31, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		500	500					
	Mitsubishi UFJ Trust and Banking Corporation		500	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2006	3,000	3,000	0.745	September 20, 2007			
	Aozora Bank, Ltd.		2,000	-					
	Resona Bank, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2006	1,000	1,000	0.745	October 31, 2007			
	Sumitomo Mitsui Banking Corporation	December 1, 2006	-	500	0.816	November 30, 2007			
	Resona Bank, Ltd.	January 19, 2007	-	500	0.837	January 18, 2008			
	The Chiba Bank, Ltd.		-	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	March 1, 2007	-	250	0.961	February 29, 2008			
	Sumitomo Mitsui Banking Corporation		-	1,750					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	500					
	Mitsubishi UFJ Trust and Banking Corporation		-	1,000					
	Aozora Bank, Ltd.	April 2, 2007	-	2,000	0.945	October 2, 2007			
	Mitsubishi UFJ Trust and Banking Corporation		-	1,500	0.965	April 2, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000	1.015				
	Sub Total		13,500	18,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Chuo Mitsui Trust and Banking Co., Ltd.	August 1, 2005	3,750	3,750	1.288	July 31, 2010			
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Sumitomo Mitsui Banking Corporation	November 1, 2005	1,500	1,500	0.769	October 31, 2007			
	The Norinchukin Bank	November 1, 2005	3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.	December 8, 2005	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd.		500	500					
	The Chiba Bank, Ltd.	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd.		500	500					
	Mitsui Sumitomo Insurance Co., Ltd.		700	700					

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd.	May 1, 2006	2,000	2,000	1.629	April 30, 2009			
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,500	1,500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation		1,000	1,000					
	Resona Bank, Ltd.		1,000	1,000					
	Aozora Bank, Ltd.		1,500	1,500	2.199	April 30, 2011			
	Mitsui Sumitomo Insurance Co., Ltd.		1,000	1,000					
	Development Bank of Japan		5,000	5,000	2.731	April 30, 2016			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 14, 2006	1,000	1,000	2.149	July 13, 2011			
	Development Bank of Japan	September 1, 2006	3,000	3,000	2.124	August 31, 2013			
	The Norinchukin Bank	December 1, 2006	-	2,500	1.964	November 30, 2011			
	Sumitomo Mitsui Banking Corporation	April 2, 2007	-	2,000	1.574	April 2, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		-	2,000	1.875	April 2, 2012			
	The Norinchukin Bank	April 17, 2007	-	3,000	1.043	April 16, 2011			
	Sub Total		48,500	58,000					
	Total		62,000	76,500					

Notes:

1. The average interest rate are the weighted-average interest rate rounded to the fourth decimal place. The Investment Corporation entered into interest-rate swap transactions with the minimizing the impact of fluctuations in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire real estate or trust beneficiary interests in real estate.

Translation Purpose Only

Kenedix Realty Investment Corporation Report for the Fourth Fiscal Period

To Our Unitholders

Taking this opportunity to present our fourth semiannual report, I would like to thank all unitholders for their continued support and understanding as we strive to achieve stable earnings and sustainable growth. The operating results for the fourth fiscal period are as follows.

Taisuke Miyajima

Executive Director, Kenedix Realty Investment Corporation

CEO and President, Kenedix REIT Management, Inc.

Distribution per Unit ¥13,682

In its fourth fiscal period (November 1, 2006 to April 30, 2007), Kenedix Realty Investment Corporation ("the Investment Corporation") recorded operating revenues of ¥5,778 million, ordinary income of ¥2,148 million and net income of ¥2,148 million. As a result, cash distribution per unit for the fiscal period under review was ¥13,682.

External Growth ~ Investment focusing on mid-sized office buildings

The Investment Corporation has conducted a review of its portfolio development policies in December 2006, in order to shift to investing more in office buildings. The Investment Corporation has been emphasizing investment in mid-sized office buildings located in the Tokyo Metropolitan Area. Furthermore, to respond to recent conditions in the office leasing market (rent level increases, improvement of occupancy ratios, etc.), the Investment Corporation has decided to invest mainly in office buildings and to make no new investment in residential properties for a certain period.

Based on the new portfolio development policy, the Investment Corporation acquired 10 office buildings and sold two residential properties during the fiscal period under review. In addition, the Investment Corporation acquired five additional office buildings on June 1, 2007.

Internal Growth ~ Emphasis on cash flow management

The Investment Corporation has increased its office portfolio NOI yield levels by increasing the newly contracted rent levels, increasing rent realized at contract renewal and reviewing the operating costs. Taking into consideration economic and real estate market trends, the Investment Corporation will continue to adopt a tenant-oriented approach to its leasing activities to ensure timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase cash flow by offering office environments with high tenant appeal.

Financial Strategy ~ Realization of flexible debt funding and stable financial management

Since its public listing in 2005, the Investment Corporation has maintained the confidence of financial institutions. Thanks to these established relationships of trust, the Investment Corporation realized successive debt financing at the time of property acquisition during the fiscal period under review. In addition, the Investment Corporation issued ¥12.0 billion of investment corporation bonds and provided diversified financing methods. The Investment Corporation will continue to diversify its financing methods while varying maturities to avoid refinancing risk, lengthen average debt maturities and effectively fix interest rates to mitigate interest rate risk.

Contents

Investment Highlights

Cash Distribution for the Fourth Fiscal Period (November 1, 2006 to April 30, 2007): ¥13,682 per unit

Note: The fourth fiscal period commenced on November 1, 2006 and ended on April 30, 2007, a period of 181 days.

Financial Highlights

	Results for the First Fiscal Period	Results for the Second Fiscal Period	Results for the Third Fiscal Period	Results for the Fourth Fiscal Period
Operating Revenues	¥1,196 million	¥2,871 million	¥5,288 million	¥5,778 million
Operating Income	¥589 million	¥1,343 million	¥2,565 million	¥2,686 million
Ordinary Income	¥243 million	¥1,103 million	¥2,125 million	¥2,148 million
Net Income	¥242 million	¥1,101 million	¥2,124 million	¥2,148 million
Distribution per Unit	¥3,052	¥13,884	¥13,529	¥13,682

Financial Results

	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period
Total Assets	¥77,325 million	¥92,053 million	¥160,314 million	¥188,400 million
Unitholders' Equity	¥44,527 million	¥45,387 million	¥90,933 million	¥90,877 million
Unitholders' Equity to Total Assets	57.6%	49.3%	56.7%	48.2%
Unitholders' Equity per Unit	¥561,008	¥571,840	¥579,192	¥578,839

I. Overview of the Investment Corporation

Trends in Investment Unit Prices

The Investment Corporation's investment unit certificates were first listed on the Tokyo Stock Exchange on July 21, 2005. Trends in investment unit price and trading turnover from the date of public listing to the close of its fourth fiscal period, April 27, 2007, are provided in the following table.


Aggregate Market Value as of April 30, 2007: ¥140,986mn
Highest Trading Price: ¥918,000 (April 2, 2007)
Low Trading Price: ¥584,000 (June 20, 2006)
Volume (Unit)
Price (Yen)
10,000
4,000
3,000
2,000
1,000
0
950,000
850,000
750,000
650,000
550,000
21-Jul-05
9-Nov-05
1-Mar-06
20-Jun-06
3-Oct-06
19-Jan-07
30-Apr-07
Volume
Closing Price of KRI

Note: Investment unit prices are shown based upon closing prices.

Comparison with the Tokyo Stock Exchange REIT Index


160
150
140
130
120
110
100
90
21-Jul-05
10-Oct-05
27-Dec-05
20-Mar-06
13-Jun-06
31-Aug-06
20-Nov-06
12-Feb-07
30-Apr-07
Closing Price of KRI
TSE REIT Index

Note: The Tokyo Stock Exchange REIT Index as of July 20, 2005 and the Investment Corporation's investment unit price at the time of public offering are identified as based rates of 100.

Details of the Unitholders


End of
3rd Period
End of
4th Period
0%
20%
40%
60%
80%
100%

Note: Comparative ratios are rounded down to the second decimal place.

Q&A

<Changes to the Memorandum of Understanding with Kenedix and Kenedix Advisors>

Q. Please elaborate on the changes to the Memorandum of Understanding announced in April 2007.

A. As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

Accordingly, the Investment Corporation revised the Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd. in April 2007 for the purpose of adjustment of real estate information flow in the Kenedix Group, and provide the Investment Corporation with increased preferential rights which strengthened its property acquisition capacity even more.

■Details of the Change of Memorandum of Understanding

- When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information.
  (Before Revision: The Investment Corporation had second preferential rights after certain pension funds to such property information acquired by Kenedix, Inc.)
- In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties.
  (Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds)


Kenedix, Inc. / Kenedix Advisors Co., Ltd
Private funds
KENEDIX
Kenedix REIT Management, Inc
Asset Management
KENEDIX
Kenedix Realty Investment Corporation

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

<Changes to the Portfolio Development Policies>

Q. Please elaborate on the changes to the portfolio development policy announced in December 2006.

A. The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio for its basic policy. Based upon this basic policy, the Investment Corporation has conducted a review of its portfolio development policies in order to shift to investments in office buildings. Details are as follows.

[illegible]	[illegible]
Office Buildings	50% – 100%
Residential Properties	0% – 30%
Central Urban-Type Retail Properties	0% – 20%
Other	0% for now

Based on the new portfolio development policy, we have acquired 15 office buildings with total acquisition price of approximately ¥51.8 billion since the fourth fiscal period. As of June 11, 2007, the Investment Corporation owns a portfolio of 44 office buildings with a total acquisition price of approximately ¥137.9 billion, and the office ratio of the whole portfolio increased from 58.7% (as of the end of third fiscal period) to 70.0%.

Q. What are the reasons for changing the portfolio development policy in December 2006?

A. The Investment Corporation adheres to a basic policy that adopts a dynamic and flexible investment stance. Working from this policy, as of June 11, 2007, the Investment Corporation owned a portfolio of 77 properties with a total acquisition price of approximately ¥197 billion, demonstrating its success in diversifying properties.

The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. However, to respond to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), the Investment Corporation has decided to invest mainly in office buildings and to make no new investment in residential properties for a certain period.

Q. Reflecting upon your decision not to conduct any new investment in residential properties, what are your plans for the current residential properties in the portfolio?

A. The Investment Corporation recognizes a certain advantage of a portfolio comprising of some residential properties, as they contribute to realizing stable cash flows. However, the Investment Corporation will continue to invest mainly in office buildings, and decrease the ratio of residential properties in our portfolio, by considering replacement of assets.

<Growth Potential>

Q. What target for asset scale have you set for the future?

A. As of June 11, 2007, the date the Investment Corporation's fourth fiscal period results were announced, the Investment Corporation owned a portfolio of 77 properties with total acquisition price of approximately ¥197 billion. We are almost there to achieve our asset scale goal of "achieving aggregate portfolio acquisition value of ¥200 billion by the end of year 2007". The Investment Corporation will aim to build a strong portfolio focusing on mid-sized office buildings by continuing to improve the quality of its portfolio, such as location, size and type of properties, through various measures, including replacement of assets. In addition, the Investment Corporation aims ¥400 billion for the asset size for mid- and long-term goal. Our goals, however, do not revolve entirely around increasing asset scale. In concert with efforts to increase the size of the Investment Corporation's portfolio, we will make every effort to steadily enhance earnings per share (EPS).

Q. What steps does the *Investment Corporation take with regard to property management?*

A. Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, which are the key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aim of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Rental revenue aforementioned, the Asset Management Company undertakes property management activities as follows.

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

The Investment Corporation has appointed Kenedix Advisors Co., Ltd as its sole property management company.

<Investment Properties>

Q. Please elaborate on the unique characteristics of medium-sized office buildings.

A. Compared with large-sized office buildings, medium-sized office buildings provide greater liquidity. In addition to the larger number of buildings on the market, the acquisition prices and rent level of medium-sized office buildings offer a wider scope of acquisition and leasing opportunities. Under these circumstances, the Investment Corporation recognizes that medium-sized office buildings provide the Investment Corporation with the best avenue to leverage its abilities in identifying properties with competitive advantage and its expertise and know-how in property leasing and management. Furthermore, given tenant characteristics and the large pool of competing properties, the Investment Corporation recognizes that medium-sized office buildings exhibit higher rates of tenant turnover with rent levels more finely attuned to economic trends, particularly in times of recovery.

Q. Why does the Investment Corporation invest mainly in medium-sized office buildings?

A. As a fund manager, the Kenedix Group boasts a wealth of experience and know-how in medium-sized office buildings. Focusing on this segment enables the Investment Corporation to leverage this considerable strength. We also hold high expectation for continued increase in rent level in line with favorable economic trends.

Q. What are your expectations of the real estate and J-REIT markets?

A. We believe that real estate markets will remain active in the Tokyo Metropolitan Area. Accordingly, the ability to acquire prime properties at reasonable prices will become increasingly difficult. The Investment Corporation also recognizes that real estate markets are subject to a variety of trends based on property type, area and size. While activity in one area may be robust, other areas may experience stagnant conditions. With this in mind, the possibility that real estate prices will appreciate nationwide is considered slim. Under these circumstances, the ability to accurately identify real estate trends by property type, area and size will become more important. Currently, Japanese Real Estate Investment Trust ("J-REIT") market is comprised of 41 publicly listed trusts with total market capitalization exceeding ¥6 trillion. Looking ahead, it would not be a surprise if there were between 50 and 70 listed J-REITs with market capitalization around ¥10 trillion in the next few years. In the domestic market, yields on REITs exceed 10-year government bonds by nearly 1.0%. At this level, J-REITs remain highly competitive when compared with REITs in markets overseas.

<Financial Strategy>

Q. What benchmark have you established for interest-bearing debt ratio, and what are the Investment Corporation's debt policies?

A. The Investment Corporation is conscious of maintaining a prudent financial strategy together with an appropriate interest-bearing debt ratio (a balance between total assets and interest-bearing debt). Currently, the target ratio is set between 35 to around 50%. The Investment Corporation seeks to continue diversifying the debt maturity to decrease the refinance risk. In addition, the Investment Corporation will aim to lengthen the average debt maturity by increasing the portion of its long-term debt and issuing the investment corporation bonds.

Q. How do you see interest rate trends in the future? What measures do you have in place to avoid the risk of future increase in interest rates?

A. The interest rates are expected to show a moderate rise. We believe the key factor in determining future market conditions will be the speed of interest rate increase. If the pace at which interest rates rise serves to promote economic growth, the impact on real estate markets is naturally favorable. For example, in an environment where economic growth outpaces the increase of interest rates, rent levels can also be expected to rise. With this in mind, the Investment Corporation invests mainly in medium-sized office buildings, characterized by relatively high rates of tenant turnover. Under these circumstances, we are able to maintain rent levels in line with market trends. In an effort to avoid the risk of future increase in interest rates, the Investment Corporation adopts a prudent fixed interest rate policy. In principle, we enter into interest-rate swap agreements to fix cost levels on floating rate long-term debt. Furthermore, the Investment Corporation acquired an A3 credit rating from Moody's Investors Services, Inc. in February 2006 and A+ rating from Japan Credit Rating Agency, Ltd. in December 2006. In addition, we have issued 5 year and 10 year investment corporation bonds in March 2007.

Growth since IPO


External growth

JCR = Japan Credit Rating Agency, Ltd.

External Growth Performance (based on acquisition price)


(¥B)
Office
Central urban retail
Residential
200
180
160
140
120
100
80
60
40
20
0
61.0
(29 props.)
69.1
(31 props.)
81.4
(35 props.)
148.7
(64 props.)
175.1
(72 props.)
197.1
(77 props.)
Immediately following IPO (Aug. 1, 2005)
1st period (Ending Oct. 31, 2005)
2nd period (Ending Apr. 30, 2006)
3rd period (Ending Oct. 31, 2006)
4th period (Ending Apr. 30, 2007)
4th period results announced (as of Jun. 11, 2007)

Note: Amounts of less than ¥100 million omitted for total acquisition price and digits below decimal point omitted for ratios.

Management Results for Office Buildings

<Appraisal gain (loss) of office building portfolio>


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
(1,000)
(¥M)
Oct.31,05 Apr.30,06 Oct.31,06 Apr.30,07

Note: Subtract total book value at end of period from the total appraisal value at end of period.

<Distribution of increase in newly-contracted rent levels (Leased floor area basis)>


Over 30%Increase
8.4%
0–5%Increase
21.4%
20–30%Increase
25.6%
Increase
17.4%
10–20%Incre
27.2%

Average if Increase: approximately 15%

<Appraisal value based yield of office building at acquisition (%)>


7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
5.1 5.0 5.5 5.1 5.3 5.7 5.6 5.1 5.8 5.9 6.8 6.1 5.0 6.1 5.6 5.8 5.2 5.8 4.7 5.3 5.1 6.0 5.3 5.9 6.0 5.5 5.0 5.2 5.7 5.2 5.4 5.4 5.1 6.1 5.8 6.5 4.9 5.1 4.5 4.6 5.1 5.5 5.7 5.8
A-1 A-2 A-3 A-4 A-5 A-6 A-7 A-8 A-9 A-10 A-11 A-12 A-13 A-14 A-15 A-16 A-17 A-18 A-19 A-20 A-21 A-22 A-23 A-24 A-25 A-26 A-27 A-28 A-29 A-30 A-31 A-32 A-33 A-34 A-35 A-36 A-37 A-38 A-39 A-40 A-41 A-42 A-43 A-44

Notes:

1. Yield based on appraisal value that were calculated by data available from property appraisal reports and should not be understood as data indicating actual or future profitability (NCF under Direct capitalization method/Appraisal value)
2. Properties acquired on June 1, 2007 are included.

Market Environment for Office Buildings

<Annual changes in average commercial land value>


15.0
10.0
5.0
0.0
(5.0)
(10.0)
(%)
2001
2002
2003
2004
2005
2006
2007
Tokyo
Nationwide

<Distribution of office buildings by tsubo (Central Tokyo)>


20,000
19,000
18,000
17,000
Yen per tsubo (approx. 3.3 m²)
10.0
8.0
6.0
4.0
2.0
0.0
(%)
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07
Average rent
Vacancy rate

<Percentage of entities based on number of employees per office>


30–99
4.8%
100 and above
1.5%
10–29
15.2%
1–9
78.5%

<Office building average rent and vacancy rates(Central Tokyo)>


Over 3,000 tsubo
5.0%
500 to 3,000 tsubo
28.6%
Under 500 tsubo
66.4%


Office portfolio (44 properties)
Emphasis on mid-sized office buildings in the Tokyo metropolitan area, in particular central Tokyo.
Acquisition price (Tokyo metropolitan area)
Acquisition price (Other regional areas)
Central Tokyo
Office portfolio (based on acquisition price)
Other regional areas
15.4%
Tokyo metropolitan area (excluding central Tokyo)
20.6%
Notes:
1. Central Tokyo consists of the Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards.
2. Acquisition prices are rounded to the nearest ¥100 million.
4. Ratios are rounded down to the first decimal place.

External Growth Strategy

Property acquisition leveraging multiple acquisition pipelines


Property acquisition leveraging multiple acquisition pipelines
Real estate market
Kenedix, Inc./
Kenedix Advisors Co., Ltd.
Financial institutions
Construction companies and developers
Corporate sector
Brokerage
Properties held by Kenedix (incl. development projects)
Pension funds
Private funds
Original network of the Asset Manager
Kenedix REIT Management, Inc. (Asset Manager)
Asset Management
KENEDIX

<Revision of Memorandum of Understanding>


Revised MOU support line to improve information flow
The support line in the MOU was revised in April 2007 to reflect the increased importance of REITs to the Kenedix Group
Before revision
Kenedix Group proprietary investment properties (including development projects) / brokerage deals
Pension funds
KENEDIX
After revision
Kenedix Group proprietary investment properties (including development projects) / brokerage deals
KENEDIX
KRI has first preference rights to information regarding Kenedix's proprietary investment properties meeting KRI's investment criteria, including those that are currently being developed

Management Results of Kenedix Group


Asset Under Management ("AUM") by Type of Investors
Foreign Investors
Japanese Institutional Investors
Pension Funds
J-REITs
Kenedix Group Accounts

Source: Kenedix, Inc., as of December 31, 2006

Note: Includes properties owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties owned by the Investment Corporation.


Asset Under Management ("AUM") by Type of Properties
AUM (Hundred Millions of Yen)
600,000
500,000
400,000
300,000
200,000
100,000
0
19,039
68,476
83,799
105,880
240,393
395,663
544,479
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Office Buildings
Apartment Buildings
Commercial Facilities
Distribution Facilities
Others

Source: Kenedix, Inc., as of December 31, 2006

Notes

1. Figures are rounded to the nearest million yen.
2. Includes properties owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties owned by the Investment Corporation.

Strategies to Acquire Diversified Properties and Case Study of Asset Management

<KDX Nishi-Gotanda Building>

- The occupancy ratio at the time of acquisition was 21.0% (3rd Floor -8th Floor was vacant)
  Planned to renovate entrance hall and elevator hall for lease-up
- Acquired leasing agreement for 5 Floor higher than estimated rent at the time of acquisition
- Acquired leasing agreement for 1 Floor and 20 parking space higher than estimated rent at the time of acquisition

<Entrance>

Before / After



<Elevator hall>

Before / After



Internal Growth Strategy

The Investment Corporation aims for steady internal growth by maintaining and improving leasing income and reducing management and operating costs in order to maximize revenues.


100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
240,000
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
Office
Residential
Retail
Total
Office
Retail
Residential

Maintaining NOI Yield

Portfolio's leasing NOI yield[1] (annualized)

	3rd period	4th period[2]	4th period results (before tax adjusted)
Office	5.2%	5.3%	5.5%
Central urban retail	4.7%	5.2%	5.2%
Residential	4.7%	5.4%	5.5%
Total	5.2%	5.3%	5.5%

Notes:
1 Leasing NOI yield: Real estate operating revenues (before depreciation) divided by acquisition price
2 NOI yield after property tax and city planning taxes are recorded as expenses

CS Strategy-Based Leasing Management

Based on its internal growth strategy, the Investment Corporation will utilize the feedback from external research organizations and customers to enhance customer satisfaction and the competitive standing of its properties, thereby maintaining and improving revenues.




KDX

KDX Standards include the followings:

- installation of security cameras
- standardized specification for elevators
- standardized specification for restrooms
- creation and distribution of security and evacuation maps
- creation and distribution of detailed building rules
- set a building signboards so that "KDX"is included

Examples of building name change:

<New building name >	<Old building name>
KDX Nihonbashi 313 Building	Nihonbashi 313 Building
KDX Hirakawacho Building	KDX Hirakawacho Building
KDX Hatchobori Building	Noir Hatchobori
KDX Nakano-Sakaue Building	K&Y BLD. (Southern Plaza)
KDX Shinjuku-Gyoen Building	NNK Building
KDX Koishikawa Building	Koishikawa Yoshida Building
KDX Kojimachi Building	Belles Modes Building
KDX Shinbashi Building	NTB·M Building

KDX Kiba Building	Kiba Ocean Building
KDX Nishi-Gotanda Building	FSD Building
KDX Monzen-Nakacho Building	Tokyu Monzen-Nakacho Building
KDX Niigata Building	Sumisei Niigata Higashi Odori Building
KDX Yoyogi Building	Yoyogi M Building

Maintenance Construction (KDX Hirakawacho Building)

- Renovation for floor, wall and ceiling
- Addition of illumination
- Set a new signboard, other

<Before>





<After>



Financial Strategy

We will continue with stable financing strategy.


Amount of debt maturing in each year (as of June 13, 2007)
200
150
100
50
0
72.5
162.5
110
115
90
110
30
50
30
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
Current borrowings (¥65.0B)
Investment corporation bonds (¥12.0B)


Fixed interest rate
Variable interest debt
Fixed interest debt

Rating acquisition and issuance of investment corporation bonds

Organization	Rating	Date obtained
Moody's Investors Service	Issuer Credit Rating : A3	Feb. 2006
Japan Credit Rating Agency, Ltd.	Senior Debt : A+	Dec. 2006

Series	Amount	Interest rate	Period	Drawdown date	Acquired rating
First series bonds	¥9.0B	1.74%	5 years	Mar 15, 2007	A+ (JCR) A3 (Moody's)
Second series bonds	¥3.0B	2.37%	10 years	Mar 15, 2007	A+ (JCR) A3 (Moody's)



Secured diversified financing methods

Securities type	Planned offering size	Term for planned issuance
Investment corporation bonds	¥100B	Feb 15, 2007- Feb 14, 2009
Investment securities	¥100B	May 7, 2007- May 6, 2009

Lender	Debt cap	Available until
The Bank of Tokyo-Mitsubishi UFJ	¥2.5B	Mar 19, 2008

Portfolio Composition

The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size.


Residential 17properties
Total ¥18,966M
Retail 1 property
Total ¥9,900M
Residential 30properties
Office: 44properties
37,979M
Central urban retail 3properties
Other regional areas:
3properties
26properties
96.2%
Other regional areas:
17properties
¥162,514M
¥7.5-10.0B
1 property
6.7%
Less than ¥1.0B
16 properties
8.2%
¥5.0-7.5B
6 properties
22.6%
¥1.0-2.5B
26 properties
32.5%
¥2.5-5.0B
13 properties
29.7%
¥7.5-10.0B
2 property
10.0%
Less than ¥1.0B
14 properties
5.4%
¥5.0-7.5B
9 properties
25.9%
¥1.0-2.5B
37 properties
32.0%
¥2.5-5.0B
15 properties
26.5%

Notes:

1. For the total as of June 11, 2007, the date the Investment Corporation's fourth fiscal period results were announced, the four residential properties that were sold are excluded.
2. 'Total' refers to the sum for each category. Figures are rounded down to the nearest million yen.
3. Percentage figures in the above pie charts represent the proportion of each category as a percentage of the total calculated on a property acquisition price basis. Percentage figures are rounded down to the first decimal place.

Total Acquisition Price	61 billion yen
Total Number of Properties	29 properties

→

Total Acquisition Price	197.0 billion yen
Total Number of Properties	77 properties

Properties Roster

Properties as of the end of the 4th period (72 properties)

● Acquired during the 4th Period

Notes:

1. Figures in the "Acquisition Price" column represent the real estate or trust beneficiary interest sales price (excluding consumption tax, rounded down to the nearest million yen) for each property acquired, identified in relevant Real Estate or Trust Beneficiary Interest Purchase and Sales Agreements.
2. The "Completion Date" column refers to the date on which construction was first completed. Each average age subtotals and total for the investment portfolio is shown as the weighted-average portfolio age based upon acquisition prices with a base date of April 30, 2007.
3. "Occupancy Ratio" is the leased floor area divided by total leasable floor area for each property as a percentage to the nearest first decimal place. Ratios are calculated as of October 31, 2006. Subtotals and total for the investment portfolio are weighted-averages.
4. The total acquisition price for 77 properties held by the Investment Corporation as of June 11, 2007.
5. As of June 11, 2007, the name of the property is the "[illegible] Building." Plans are in place to change the name of the property to the "KDX Ochanomizu Building" on October 1, 2007. The same applies below.
6. As of June 11, 2007, the name of the property is the "Shuwa Dai-san Shiba Park Building." Plans are in place to change the name of the property to the "KDX Shiba Daimon Building" on September 1, 2007. The same applies below.
7. As of June 11, 2007, the name of the property is the "Dai-ichi Kayabacho Building". The name of the property has been changed to the "KDX Kayabacho Building" on July 1, 2007. The same applies below.
8. As of June 11, 2007, the name of the KDX Shinjuku 286 Building is the "Acquis Building," "KDX Shinjuku 286 Building" is the "KDX Nishi-Shinjuku Building" is the "N.S. EXCEL Building," "KDX Kyoto Karasuma Building" is the "Karasuma Building," "KDX Hakata Building" is the "Hakata Ekimae Building," and "KDX Sendai Building" is the "Sendai Honcho Park Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings. The same applies below.

Type	Area	Name	Location	Acquisition Price (note 1)	Completion Date (note 2)	Occupancy Ratio (note 3)
Residence	[illegible]	[illegible]	Chuo Ward, Tokyo	[illegible]	[illegible] 2004	100.0
		[illegible]	[illegible] Ward, Tokyo	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Other Regional Areas	Ashiya Royal Homes	Ashiya, Hyogo	2,830	Jun. 1991	89.0
		Venus Hibarigaoka	Sapporo, Hokkaido	1,800	Mar. 1989	98.7
		Regalo Ibaraki I · II	Ibaraki, Osaka	1,600	I: May 1991 II: Mar. 1993	95.0
		Collection Higashi-Sakura	Nagoya, Aichi	1,264	Mar. 2006	98.5
		Renaissance 21 Hirao Jousui-machi	Fukuoka, Fukuoka	900	Oct. 2005	91.6
		Montore Nishikouen Bay Court	Fukuoka, Fukuoka	826	Feb. 2006	97.2
		Abreast Hara	Nagoya, Aichi	444	Feb. 2000	97.8
		Abreast Hirabari	Nagoya, Aichi	407	Mar. 2000	100.0
				[illegible]	[illegible]	[illegible]
Total of 72 properties				176,090	Avg. 13.6 yrs	95.9

Properties Acquired in the 5th Period

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	Kyoto, Kyoto	[illegible]	Oct. 1982	97.1
		[illegible]	Fukuoka, Fukuoka	2,360	[illegible]	98.0
		[illegible]	[illegible]	2,100	[illegible] 1984	97.7
[illegible]				[illegible]	[illegible]	[illegible]

Properties Sold during the 4th Period

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Residential	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]				[illegible]	[illegible]	[illegible]	[illegible]

Portfolio Map / Pictures of Property Acquired During Third and Fourth Fiscal Period

Map and pictures are omitted.

Structure of Investment Corporation


Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director:Taisuke Miyajima
Supervisory Director:Kimio Kodama
Supervisory Director:Shiro Toba
Ernst & Young ShinNihon
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
Kenedix REIT Management, Inc.
Mizuho Trust & Banking Co., Ltd.
The Chuo Mitsui Trust and Banking Co., Limited
①
②
③
④

①Asset Management Agreement / Operating Agency Agreement
②Administrative Agency Agreement / Asset Custodian Agreement
③Transfer Agency Agreement
④Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Structure of the Asset Management Company

Name: Kenedix REIT Management, Inc.
Capital: ¥200 million
History:

November 28, 2003	KW REIT Management was established
July 2, 2004	Building Lots and Buildings Transaction Business License, License No. (1) 83303, issued by the Governor of Tokyo
November 9, 2004	Renamed to Kenedix REIT Management, Inc.
February 28, 2005	Discretionary Transaction Agent License, License No. 33, issued by the Governor of Tokyo.
April 18, 2005	Investment Corporation/Asset Management License, License No. 44, granted by the Prime Minister of Japan.
April 26, 2005	Obtained approval to be Operating Agent for the Investment Corporation.

Organization Chart



Principal Shareholder

Name	Location	Number of Stocks Owned	Ratio (Note)
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	6,450 units	100.00%

Note: Ratio represents the number of stocks owned in proportion to the total number of outstanding stocks.

II. Management Report

Operating Conditions

1. Trends in Operating Conditions

Period			First Fiscal Period (As of October 31, 2005)	Second Fiscal Period (As of April 30, 2006)	Third Fiscal Period (As of October 31, 2006)	Fourth Fiscal Period (As of April 30, 2007)
Operating revenues		¥mn	1,196	2,871	5,288	5,778
(Rental revenues)		¥mn	1,196	2,871	5,131	5,647
Operating expenses		¥mn	606	1,527	2,723	3,091
(Property-related expenses)		¥mn	518	1,265	2,397	2,607
Operating income		¥mn	589	1,343	2,565	2,686
Ordinary income		¥mn	243	1,103	2,125	2,148
Net income	(a)	¥mn	242	1,101	2,124	2,148
Total assets	(b)	¥mn	77,325	92,053	160,314	188,400
Interest-bearing debt	(c)	¥mn	29,000	42,000	62,000	88,500
Unitholders' equity	(d)	¥mn	44,527	45,387	90,933	90,877
Unitholders' capital		¥mn	44,285	44,285	88,729	88,729
Number of investment units issued and outstanding	(e)	Per	79,370	79,370	157,000	157,000
Unitholders' equity per Unit	(d)/(e)	¥	561,008	571,840	579,192	578,839
Total distribution	(f)	¥mn	242	1,101	2,124	2,148
Distribution per unit	(f)/(e)	¥	3,052	13,884	13,529	13,682
(Earnings distributed per unit)		¥	3,052	13,884	13,529	13,682
(Distribution in excess of earnings per unit)		¥	–	–	–	–
Return on assets (annualized)	(Note1, 2)	%	0.3 (1.3)	1.3 (2.6)	1.7 (3.3)	1.2 (2.5)
Return on unitholders' equity (annualized)	(Note2, 3)	%	0.6 (2.2)	2.5 (4.9)	3.1 (6.2)	2.4 (4.8)
Unitholders' equity ratio at the end of period	(d)/(b)	%	57.6	49.3	56.7	48.2
Interest-bearing debt ratio at the end of period	(c)/(b)	%	37.5	45.6	38.7	47.0
Payout ratio (Note 4)	(f)/(a)	%	99.9	99.9	99.9	100.0
[Other reference]						
Number of properties		Properties	31	35	64	72
Total leasable floor area		m²	81,298.67	104,168.65	192,085.34	223,322.77
Occupancy ratio at the end of period		%	96.6	94.9	95.3	95.9
Depreciation expenses for the period		¥mn	268	650	1,135	1,243
Capital expenditures for the period		¥mn	47	510	655	1,132
Leasing NOI (net operating income)	(Note 5)	¥mn	945	2,256	3,869	4,283
FFO (funds from operation)	(Note 6)	¥mn	510	1,752	3,102	3,261
FFO per unit	(Note 7)	¥	6,430	22,076	19,759	20,772

Notes:

1. Return on assets = Ordinary income / (Total assets at the beginning of period + Total assets at the end of period) / 2 x 100
   Total assets reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
2. Annualized values for the second fiscal period are calculated based upon a period of 181 days, for the third fiscal period are calculated based upon a period of 184 days and for the fourth fiscal period are calculated based upon a period of 181 days. Annualized values for the first fiscal period are calculated based upon a period of 92 days, the actual number of business days in the first fiscal period (from August 1, 2005 to October 31, 2005).
3. Return on unitholders' equity = Net income / (Total unitholders' equity at the beginning of period + Total unitholders' equity at the end of period) / 2 x 100
   Total unitholders' equity at the beginning of period reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
4. Payout ratio is rounded down to the first decimal place.
5. Leasing NOI = Rental and other operating revenues - rental and other operating expenses + Depreciation expenses for the period
6. FFO = Net income + Depreciation expenses for the period-Real estate capital gain
7. FFO per unit = FFO/ number of investment units issued and outstanding (figures below ¥1 rounded off)

2. Operating Conditions for the Fiscal Period under Review

(1) The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Subsequently, the Investment Corporation has conducted a global offering in May 1, 2006. As of April 30, 2007, the end of the fourth fiscal period, the number of investment units issued and outstanding totaled 157,000 units.
The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

(2) Investment Environment and Management Performance

a. Investment environment

During the fiscal period under review, the Japanese economy made an improvement in corporate earnings and capital expenditures along with robust employment conditions. Although growth in personal consumption was stagnant, the economic recovery continued.
According to the official announcement of land prices as of January 1, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential properties, the second consecutive year that prices for both categories increased.

b. Management performance

In the fiscal period under review, the Investment Corporation acquired 10 office buildings with a total acquisition price of ¥29,755 million. From the viewpoint of reviewing its portfolio on December 11, 2006, the Investment Corporation sold 2 residential properties (total acquisition price of ¥1,407 million) on April 20, 2007. As a result, the number of properties owned as of April 30, 2007 stood at 72, with a total acquisition price of ¥175,090 million. Looking at the portfolio as a whole, 66.2% was comprised of office buildings, 24.5% of residential properties and 9.1% central urban retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the fourth fiscal period was 95.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Immediately following IPO (as of August 1, 2005)		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)		Fourth Fiscal Period (as of April 30, 2007)	
		Total Acquisition Price (¥millions)	Ratio (%)	Total Acquisition Price (¥millions)	Ratio (%)	Total Acquisition Price (¥millions)	Ratio (%)	Total Acquisition Price (¥millions)	Ratio (%)	Total Acquisition Price (¥millions)	Ratio (%)
Type of Use	Office Buildings	32,197	52.7	37,767	54.6	48,269	59.2	86,224	58.7	115,979	66.2
	Central Urban Retail Properties	9,900	16.2	12,379	17.9	12,379	15.2	16,059	10.9	16,059	9.1
	Residential Properties	18,986	31.0	18,986	27.4	20,786	25.5	44,459	30.2	43,052	24.5
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0
Area	Tokyo Metropolitan Area	58,802	96.2	61,281	88.6	71,783	88.1	123,321	84.0	150,364	85.8
	Other Regional Areas	2,281	3.7	7,851	11.3	9,651	11.8	23,421	15.9	24,726	14.1
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0	175,090	100.0

Notes:

1. Total acquisition price is the total of acquisition price for each property classified by type and area.
2. Total acquisition price is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fourth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of April 30, 2007, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of April 30, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs, and have succeeded reductions in building maintenance costs.

(3) Capital Acquisition

To support the acquisition of additional assets, the Investment Corporation undertook borrowings of ¥29.0 billion during the fourth fiscal period comprising ¥9.5 billion of long-term borrowings and ¥19.5 billion of short-term borrowings (Note 1). In addition, the Investment Corporation undertook prepayment of ¥12.0 billion in short-term borrowings provided from cash on hand from the issuance of the investment corporation bonds. As a result, the balance of interest-bearing debt stood at ¥88.5 billion as of April 30, 2007, comprising ¥76.5 billion in borrowings (¥58.0 billion in long-term borrowings and ¥18.5 billion in short-term borrowings) and ¥12.0 billion in investment corporation bonds. In addition, the long-term debt ratio (Note2) was 79.1% and the long-term fixed interest debt ratio (Note3) was 75.7%.

As of April 30, 2007, the Investment Corporation had ¥46.8 billion in long-term borrowings, of which ¥43.8 billion had fixed interest rates or floating interest rates effectively fixed by utilizing interest-swap agreements.

Since its public listing through to the end of the fourth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In

addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

Short-term borrowings refers to borrowings with a period of less than or equal to one year from the drawdown date to the repayment date.

Long-term borrowings refers to borrowings with a period of more than one year from the drawdown date to the repayment date.

Long-term debt ratio= (Balance of long-term borrowings+Balance of investment corporation bonds) ÷ (Total borrowings+Balance of investment corporation bonds)

Long-term fixed interest debt ratio= (Balance of long-term fixed interest rate borrowings+Balance of investment corporation bonds) ÷ (Total borrowings+Balance of investment corporation bonds)

The balance of long-term fixed interest rate borrowings includes debt with floating interest rates effectively fixed by utilizing interest-rate swap agreements.

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. on December 11, 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. on February 28, 2006. Details of the credit ratings as of April 30, 2007 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating : A3
	Outlook : Stable
Japan Credit Rating Agency, Ltd.	Senior Debts : A+
	Outlook: Stable

On February 7, 2007, a resolution was made concerning the offering of investment corporation bonds (hereafter the "comprehensive resolution", the same applies below). The Investment Corporation also filed a debt shelf registration statement. Details are as follows.

Total Amount of Ceiling for Gross Amount of Each Investment Corporation Bond Offering / Planned Issue Amount	¥100,000,000,000 respectively
Effective Period of Resolution / Planned Issuance Period	February 15, 2007 to February 14, 2009
Use of Funds	Acquisition funds for specified assets, repayment funds for borrowings, repayment funds for investment corporation bonds, refund funds for lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc.

The Investment Corporation issued investment corporation bonds for the purpose of diversifying financing to support portfolio growth, with an emphasis on increasing the proportion of debt with fixed interest rates and longer maturity periods and achieving an appropriate mix of debt and equity financing. Details of the investment corporation bonds are as follows. In addition, the Investment Corporation issued its 10-year investment corporation bond, "Second Series Unsecured Investment Corporation Bond" in the shortest period of time after IPO among J-REITs. Accordingly, the Investment Corporation has succeeded in diversifying maturities and lengthening its average debt maturity.

Name of Investment Corporation Bonds	First Series Unsecured Investment Corporation Bonds (Ranking pari passu among the Specified Investment Corporation Bonds	Second Series Unsecured Investment Corporation Bonds (Ranking pari passu among the Specified Investment Corporation Bonds)
Total Amount of the Bonds	¥9,000,000,000	¥3,000,000,000
Interest Rate	1.74% per annum	2.37% per annum
Term	5 years	10 years
Issuance Date	March 15, 2007	March 15, 2007
Redemption Date	March 15, 2012	March 15, 2017

The Investment Corporation established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd., allowing it to borrow up to ¥2.5 billion on an unsecured basis.

On April 26, 2007, the Investment Corporation filed an equity shelf registration statement to conduct equity financing. Details are as

follows.

Planned Issue Amount	¥100,000,000,000
Application for the Shelf Registration Date	April 26, 2007
Planned Issuance Period	May 7, 2007 to May 6, 2009
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

(4) Holding of General Meetings of Unitholders

The Investment Corporation held its Third General Meeting of Unitholders on January 25, 2007. All the agenda items were resolved as initially submitted including a change to certain sections of the Articles of Incorporation, and the appointment of an Executive Director, Substitute Executive Director and two Supervisory Directors.

(5) Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥5,778 million, operating income of ¥2,686 million, ordinary income of ¥2,148 million and net income of ¥2,148 million for its fourth fiscal period.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the fourth fiscal period was ¥13,682 per unit.

3. Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first, second, third and fourth fiscal periods are summarized in the following table. (Note 4)

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.

Trends of investment unit certificate price on the Tokyo Stock Exchange

High and low trading prices for the Investment Corporation's investment units during the first and second fiscal period as traded on the REIT market of the Tokyo Stock Exchange were as follows:

Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period
End of Fiscal Period	October 31, 2005	April 30, 2006	October 31, 2006	April 30, 2007
High Price	¥618,000	¥670,000	¥636,000	¥918,000
Low Price	¥573,000	¥574,000	¥564,000	¥607,000

4. Distributions

Distribution in the fourth fiscal period was ¥13,682 per unit. The Investment Corporation applies the favorable tax treatment (Article 67.15 of the Special Taxation Measures Law) allowing investment corporations to deduct the amount of distributed earnings from corporate income taxes as expenses. Accordingly, the Investment Corporation distributes nearly 100% of period-end disposable earnings.

Fiscal Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period
Duration of Period	May 6, 2005 to October 31, 2005	November 1, 2005 to April 30, 2006	May 1, 2006 to October 31, 2006	November 1, 2006 to April 30, 2007
Unappropriated Retained Earnings	¥242,251 thousands	¥1,102,013 thousands	¥2,124,112 thousands	¥2,148,117 thousands
Retained Earnings for the next fiscal period	¥14 thousands	¥40 thousands	¥59 thousands	¥43 thousands
Cash Distributions (Distribution per unit)	¥242,237 thousands (¥3,052)	¥1,101,973 thousands (¥13,884)	¥2,124,053 thousands (¥13,529)	¥2,148,074 thousands (¥13,682)
Earnings Distributed Earnings distributed per unit	¥242,237 thousands (¥3,052)	¥1,101,937 thousands (¥13,884)	¥2,124,053 thousands (¥13,529)	¥2,148,074 thousands (¥13,682)
(Payments for capital participations) (Payments for capital participations per unit)	− (−)	− (−)	− (−)	− (−)

5. Future Management Policies and Pending Issues

(1) Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Buoyed by improvements in employment conditions resulting in an upswing in household disposable incomes, personal consumption is expected to increase. Signs are strong for capital expenditure growth, bolstered by an improvement in corporate earnings. Driven by the aforementioned gains in employment conditions and household disposable incomes, the construction of residential properties is also expected to bottom out with signs of upward movement.

Under this economic condition, positive signs are emerging in the domestic real estate market. Posted land prices for March 2007, and a land survey conducted by prefecture and local governments for September 2006, confirmed land price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land prices for specific major cities in regional areas are also increasing. On a nationwide basis, land prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo metropolitan area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sendai in Tohoku and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to become increasingly competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of higher returns. With little change anticipated in the foreseeable future, activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

The Investment Corporation will focus investments in mid-sized office buildings in the Tokyo metropolitan area based on its investment policies and the following trends:

- Increasing Occupancy Ratios and Increasing Rents for Office Buildings
- Increasing Role of the Tokyo Metropolitan Area as Business Hub
- Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Note: The Tokyo metropolitan area consists of Tokyo, Kanagawa, Saitama and Chiba prefectures.

Increasing Occupancy Ratios and Increasing Rents for Office Buildings

Based on official land prices as of January 1, 2007, announced on March 23, 2007, average land prices in Japan for the one-year period from January 2006 increased by 2.3% for commercial properties and 0.1% for residential properties. This was the first increase since 1991, or in 16 years. In Tokyo, the average increase was 13.9% for commercial properties and 8.0% for residential properties, the second consecutive year that prices for both categories increased.

In the office building rental market, the strength of office demand, especially in central Tokyo, is spreading to surrounding areas as well. In the five wards of central Tokyo, rents are rising and vacancy rates are declining.

Note: The five wards of central Tokyo comprise Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards.

Increasing Role of the Tokyo Metropolitan Area as Business Hub

A comparison of corporate taxes by prefecture in fiscal 2005 revealed that the total of corporate taxes for Tokyo and the three prefectures (Kanagawa, Saitama and Chiba prefectures) that make up the Tokyo Metropolitan area comprise nearly 53% of Japan's total corporate taxes. The Investment Corporation believes the concentration of business activity in the Tokyo Metropolitan area is intensifying. Moreover, Tokyo accounts for approximately 46% (note), the greater part of the Tokyo Metropolitan area. As the business hub, Tokyo is expected to see strong office building demand in the future.

Note: Figures were calculated by the Asset Management Company based on statistical data from the National Tax Agency, and are rounded off to the nearest whole number.

Large Tenant Demand for and Increasing Availability of Mid-Sized Office Buildings

Looking at company size in terms of the number of employees, approximately 98% of all businesses in Tokyo employ 99 or fewer people. Since companies of this size are the basis for demand of medium-sized office buildings, they form the largest target segment in the office building market. It therefore follows that stable demand is obtainable by providing competitive properties with competitive management. In addition, because the turnover rate of tenants that move to relocate or obtain more space is relatively high, a characteristic of rental rates is their sensitivity to economic trends

According to a research report by Ikoma Data Service System that surveyed buildings by total floor space in the five wards and 37 zones of central Tokyo, only 5% of buildings had over 3,000 tsubo of space, and 28.6% of buildings had between 500 to 3,000 tsubo. Compared to these large office buildings, medium-sized office buildings of between 500 to 3,000 tsubo were found to be in far greater supply.

(2) Management Policies

a. Existing property management strategy (Internal Growth Strategies)

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. During the fiscal period ended April 30, 2006, the Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. This survey covered 20 of its properties, 19 of which were office properties and one of which was a central urban retail property. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning building location and environment, entrance, air conditioning system for lease space areas, elevators, toilets, management company service, security, and fire prevention, as well as the nature and quality of operating and management services. On a scale one to five, respondents were asked to rank each of these areas. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation work to clarify and improve outstanding issues. Through this vital feedback channel, the Investment Corporation also implemented appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

Plans are in place to conduct a second customer satisfaction survey during the fiscal period ending October 31, 2007.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues. We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed "KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls
- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions
- Creation and distribution of security and evacuation maps
- Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.

In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and the Investment Corporation is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the fourth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

The Investment Corporation is presently satisfied with the quality of property management. In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering almost all of its properties held as of April 30, 2007 (excluding Residence Charmante Tsukishima, Frame Jinnan-zaka, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits. The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs. In addition, the Investment Corporation has succeeded in reducing in building maintenance costs.

b. New property investment strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo metropolitan area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office properties. In addition, the Investment Corporation will make no new investment in residential properties for a certain period and consider replacement of assets. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company. Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which

the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line is increasingly significant for the Asset Management Company's acquisition of quality properties.
Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

Property acquisition leveraging multiple acquisition pipelines


Real estate market
Kenedix, Inc./
Kenedix Advisors Co., Ltd.
Financial institutions
Corporate sector
Brokerage
Pension funds
Kenedix REIT
Management, Inc.
(Asset Manager)
Asset Management

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co., Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO.

Details of the Change of Memorandum of Understanding

・When Kenedix, Inc. receives information regarding any available property that in its reasonable opinion meets our investment criteria, including properties under development, from parties other than the contracting parties, the Asset Management Company has first preferential rights to such information.

(Before Revision: The Investment Corporation had second preferential rights after certain pension funds to such property information acquired by Kenedix, Inc.)

・In the event that Kenedix, Inc. disposes of a property that in its reasonable opinion meets our investment criteria, including properties under development or properties that it owns, the Asset Management Company has first preferential negotiating rights with respect to such properties.

(Before Revision: The Investment Corporation had second preferential negotiating rights with respect to such properties after certain pension funds)

・As long as the Investment Corporation and the Asset Management Company continue to not invest in new residential properties, the Revised Memorandum of Understanding will not apply with respect to residential properties

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of April 30, 2007, the Investment Corporation owned 72 properties for a total acquisition price of approximately ¥175.0 billion with a 95.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy. Against the backdrop of stable trends in its investment units, the Investment Corporation believes that this strategy will enable it to take a more aggressive approach to acquiring properties.

(3) Financial Strategy (Debt Financing)

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporate bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(4) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com).

6. Important Subsequent Events

Important subsequent events after the closing of the fiscal period ended on April 30, 2007 are as follows.

1. Issuance of New Investment Units

On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 22, 2007 through public offering. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥123,203,689,870 with 197,900 investment units outstanding as of May 22, 2007.

(1) Issuance of New Investment Units through Public Offering

Total number of newly issued units :	40,900units
(Japanese primary offering 26,710units, Overseas offering 14,190units)	
Offer price per unit :	¥873,180
Total amount of offerings :	¥35,713,062,000
Issue price per unit :	¥842,886
Net proceeds :	¥34,474,037,400
Payment date :	May 22, 2007
Delivery date of investment unit certificates :	May 23, 2007
Starting date of the computation of cash distribution :	May 1, 2007

(2) Issuance of New Investment Units through Third-party Allotment

On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units through third-party allocation as detailed below.

Total number of newly issued units :	2,100 units as the upper limit
Issue price per unit :	¥842,886
Net proceeds :	¥1,770,060,600
Allottee :	Nomura Securities Co. Ltd.
Payment date :	June 19, 2007
Delivery date of New Investment Units through :	June 20, 2007
Starting date of the computation of cash distribution :	May 1, 2007

(Reference)

① Acquisition of Properties

On June 1, 2007, the Investment Corporation acquired trust beneficiary interests in 5 properties for a total acquisition price of ¥22,000 million utilizing the portion of net proceeds from a public offering of additional new investment units.

Property Name	Toranomon Toyo Building (Office Building)
Location (Address)	1-4-2 Toranomon, Minato-ku, Tokyo
Number of Floors	B2 / 9F
Total Floor Area	8,346.83 m²
Completion Date	August 1962
Acquisition Price	¥9,850,000,000

Property Name	KDX Shinjuku 286 Building (Office Building) (Note 1)
Location (Address)	2-8-6 Shinjuku, Shinjuku-ku, Tokyo
Number of Floors	B1 / 9F
Total Floor Area	3,432.04 m²
Completion Date	August 1989
Acquisition Price	¥[illegible],300,000,000

Property Name	KDX Kyoto Karasuma Building (Office Building) (Note 2)
Location (Address)	85-1 Mikuracho Nishiiru Karasuma, Sanjyodori, Nakagyou-ku, Kyoto-shi, Kyoto
Number of Floors	B1 / 8F
Total Floor Area	12,632.68 m²
Completion Date	October 1982
Acquisition Price	¥5,400,000,000

Property Name	KDX Hakata Building (Office Building) (Note 3)
Location (Address)	1-[illegible]-3 Hakata-eki Minami, Hakata-ku, Fukuoka-shi, Fukuoka
Number of Floors	9F
Total Floor Area	6,537.33 m²
Completion Date	July 1982
Acquisition Price	¥2,350,000,000

Property Name	KDX Sendai Building (Office Building) (Note 4)

Location (Address)	1-2-20 Honcho, Aoba-ku, Sendai-shi, Miyagi
Number of Floors	B1 / 10F
Total Floor Area	5,918.30 ㎡ (Note 5)
Completion Date	February 1984
Acquisition Price	¥2,100,000,000

Notes:

1. The current name (as of June 11, 2007) of the "KDX Shinjuku 286 Building" is the "Aquis Building". Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
2. The current name (as of June 11, 2007) of the "KDX Kyoto Karasuma Building" is the "Karasuma Building". Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
3. The current name (as of June 11, 2007) of the "KDX Hakata Building" is the "Hakata Ekimae Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
4. The current name (as of June 11, 2007) of the "KDX Sendai Building" is the "Sendai Honcho Park Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
5. The Property has the following attached structures. These attached structures are not included in the total floor area.
   (Usage: Parking; Type of Structure: Steel-frame one-story structure with steel-sheet roofing; Floor area: 35.20 ㎡)
   (Usage: Garbage room; Type of Structure: Flat-roofed, steel-reinforced concrete structure; Floor area: 7.40 ㎡)
   (Usage: Gas storage; Type of Structure: Flat-roofed, steel-reinforced concrete structure; Floor area: 5.40 ㎡)

② Prepayment of Debt Financing

On May 30, 2007, the Investment Corporation undertook prepayment of ¥6.75 billion in short-term borrowings, and on June 13, 2007, the Investment Corporation plan to prepay of ¥4.75 billion in short-term borrowings provided from cash on hand from the issuance of additional new investment units. Payments for the purchase of new investment units closed on May 22, 2007. The total debt financing after the prepayment are as follows.

<Total Debt Financing Balance after Prepayment of Debt Financing and Status of Investment Corporation Bonds>

(Billions of yen)

		Balance Prior to Prepayment of Borrowings	Balance After Prepayment of Borrowings	Change
	Short-Term Borrowings (Note1)	18.5	7.0	-11.5
	Long-Term Borrowings (Note2)	58.0	58.0	+0.0
	Total Borrowings Balance	76.5	65.0	-11.5
	Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing and Investment Corporation Bonds		88.5	77.0	-11.5

Overview of the Investment Corporation

1. Total Capitalization

	First Fiscal Period As of October 31, 2005	Second Fiscal Period As of April 30, 2006	Third Fiscal Period As of October 31, 2006	Fourth Fiscal Period As of April 30, 2007
Total number of authorized investment units	2,000,000 units	2,000,000 units	2,000,000 units	2,000,000 units
Total number of investment units issued and outstanding	79,370 units	79,370 units	157,000 units	157,000 units
Total capitalization	¥44,285 million	¥44,285 million	¥88,729 million	¥88,729 million
Numbers of unitholders	7,135	5,070	7,239	5,008

2. The main investors of the Investment Corporation as of April 30, 2007 are as follows.

Name	Address	Number of Investment Units owned	Ratio (%)
Japan Trustee Services Bank, Ltd. (trust account)	1-8-11, Harumi, Chuo-ku, Tokyo	14,239	9.06
NikkoCiti Trust and Banking Co. (investment trust account)	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	9,909	6.31
State Street Bank and Trust Company	6-7, Kabutocho, Nihonbashi Chuo-ku, Tokyo	9,819	6.25
Trust & Custody Services Bank, Ltd. (securities investment trust account)	1-8-12, Harumi, Chuo-ku, Tokyo	9,385	5.97
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	7,850	5.00
The Master Trust Bank of Japan, Ltd. (trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	7,636	4.86
CGML-London Equity	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	6.243	3.97
The Bank of New York, Treaty JASDEC Account	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	5.175	3.29
UBS AG London Asia Equities	1-5-1, Otemachi, Chiyoda-ku, Tokyo	3,853	2.45
The Gibraltar Life Insurance (Units held in general and other accounts)	1-8-11, Harumi, Chuo-ku, Tokyo	3.599	2.29
	Total	77.708	49.49

Note: Figures for ratio of investment units owned have been rounded down to the second decimal place.

3. Executive Director and Supervisory Directors

Executive Director and Supervisory Directors of the Investment Corporation as of April 30, 2007 were as follows.

Title	Name	Concurrent Office	Directors' Salaries for the 4th Fiscal Period
Executive Director	Taisuke Miyajima	CEO and President of Kenedix REIT Management, Inc.	¥2,100 thousands
Supervisory Directors	Kimio Kodama	Attorney-at-law, Hanzomon Sogo Law Office	¥1,800 thousands
	Shiro Toba	Representative Director, Minori Accounting Co., Ltd.; Certified Public Accountant, Toba CPA Office	¥1,500 thousands
Accounting Auditor	Ernst & Young ShinNihon	-	¥7,800 thousands

Notes:

1. The Executive Director holds 20 units in the Investment Corporation personally as of April 30, 2007.
2. In addition to details provided in the table above, Supervisory Directors may hold directorships in other companies. All companies in which Supervisory Directors hold a concurrent position do not constitute interested parties in relation to the Investment Corporation.
3. The audit contract with the Accounting Auditor is renewed for each fiscal period. When the contract is renewed, the decision is made whether or not to reappoint or non-reappoint at the Board of Directors' meeting.

4. Asset Management Company, Asset Custodian and General Operations Agents

(As of April 30, 2007)

Role	Name
Asset Management Company	Kenedix REIT Management, Inc.
Asset Custodian	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Transfer Agent)	The Chuo Mitsui Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent)	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent for Directors' Meeting)	Kenedix REIT Management, Inc.

Portfolio Profile

1. Composition of Portfolio Assets

Type of Specified Asset	Type	Area	Third Fiscal Period (As of October 31, 2006) Total Amount Held (¥mn)	Third Fiscal Period (As of October 31, 2006) Percentage of Total Portfolio (%)	Fourth Fiscal Period (As of April 30, 2007) Total Amount Held (¥mn)	Fourth Fiscal Period (As of April 30, 2007) Percentage of Total Portfolio (%)
Real Estate	Office	Tokyo Metropolitan Area	3,466	2.2	13,047	6.9
	Central Urban Retail		52	0.0	50	0.0
Total for Real Estate			3,519	2.2	13,097	6.9
Trust Beneficiary Interest in Real Estate	Office	Tokyo Metropolitan Area	73,733	46.0	93,525	49.6
		Other Regional Areas	10,225	6.4	11,456	6.1
	Total for Offices		83,958	52.4	104,981	55.7
	Residential	Tokyo Metropolitan Area	35,858	22.4	34,158	18.1
		Other Regional Areas	10,039	6.3	10,008	5.3
	Total for Residential		45,898	28.6	44,166	23.4
	Central Urban Retail	Tokyo Metropolitan Area	12,645	7.9	12,867	6.8
		Other Regional Areas	3,698	2.3	3,688	2.0
Total for Central Urban Retail			16,343	10.2	16,556	8.8
Total of Trust Beneficiary Interests in Real Estate			146,200	91.2	165,704	88.0
Bank Deposits and Other Assets			10,594	6.6	9,598	5.1
Total Assets			160,314	100.0	188,400	100.0

Note: "Total Amount Held" is the amount allocated in the balance sheets at the end of period (figures are on a net book value basis after deducting depreciation)

2. Major Asset Holdings

The top 10 properties on a book value basis held by the Investment Corporation as of April 30, 2007 were as follows:

No.	Property Name	Book Value (¥mn)	Total Leasable Floor Area (m²)	Total Leased Floor Area (m²)	Occupancy Ratio (%)	Percent of Leasing Operation Revenues (%)	Type
C-1	Frame Jinnan-zaka	10,295	4,655.71	4,269.12	91.7	5.3	Retail
A-37	KDX Ochanomizu Building	6,447	5,863.96	5,863.96	100.0	0.6	Office
A-1	KDX Nihonbashi 313 Building	6,373	5,901.12	5,835.01	98.9	4.0	Office
A-32	KDX Shiba-Daimon Building	6,164	6,030.01	5,604.99	93.0	1.0	Office
A-13	KDX Kojimachi Building	5,923	3,809.74	3,699.89	97.1	3.1	Office
A-12	Portus Center Building	5,454	11,520.47	11,181.82	97.1	5.5	Office
B-19	Residence Charmante Tsukishima	5,427	7,711.14	7,711.14	100.0	3.0	Residential
A-16	Toshin 24 Building	5,313	6,610.22	6,610.22	100.0	3.7	Office
A-2	KDX Hirakawacho Building	5,196	4,447.07	4,447.07	100.0	3.1	Office
A-17	Ebisu East 438 Building	4,666	3,079.74	3,079.74	100.0	2.7	Office
Total		61,262	59,629.18	58,302.96	97.8	32.1	–

Property No.	Property Name	Location	Type of Specified Asset	Leasable Floor Area (㎡)	Appraisal Value at the End of Period (¥mn)	Book Value (¥mn)
A-15	KDX Hamacho Building	2-17-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	[illegible] interest in real estate	[illegible]	[illegible]	[illegible]
A-7	FIK Minami Aoyama	5-13-3 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	[illegible]	3,340	2,307
A-14	KDX Funabashi Building	7-11-5 Honcho, Funabashi-shi, Chiba	Real Estate	3,[illegible]	2,360	2,415
A-33	KDX Okachimachi Building	5-24-18 Ueno, Taito-ku, Tokyo	Real Estate	1,792.54	2,010	2,084
A-8	Kanda Kihara Building	3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	1,946.55	1,990	1,923
A-23	KDX Yotsuya Building	1-20-5 Yotsuya, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,536.53	2,110	1,983
A-9	KDX Shinjuku-Gyoen Building	1-1-13 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,106.18	1,970	1,645

Leasing details for each property within the Investment Corporation's investment portfolio for the fourth fiscal period are as follows.

Type	Area	Property No.	Property Name	Location	Type of Specified Asset	Leasable Floor Area (㎡)	Appraisal Value at the End of Period (Note1) (¥mn)	Book Value (¥mn)
Office	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building	2-9 Kanda Surugadai, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	5,863.96	6,640	6,447
		A-32	KDX Shiba-Daimon Building	2-10-8 Shiba-Daimon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	6,030.01	6,340	6,164
		A-13	KDX Kojimachi Building	3-3-4 Kojimachi, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	3,809.74	6,220	5,923
		A-1	KDX Nihonbashi 313 Building	3-13-5 Nihonbashi, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	5,901.12	7,530	6,373
		A-16	Toshin 24 Building	2-20-5 Minamisaiwai, Nishi-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	6,610.22	5,860	5,313
		A-2	KDX Hirakawacho Building	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	4,447.07	5,660	5,196
		A-17	Ebisu East 438 Building	4-3-8 Ebisu, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,079.74	5,600	4,666
		A-3	Higashi-Kayabacho Yuraku Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	4,413.17	5,760	4,577
		A-39	KDX Toranomon Building	1-4-3 Toranomon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	2,064.45	4,020	4,580
		A-30	KDX Nishi-Gotanda Building	7-20-9 Nishi-gotanda Shinagawa-ku, Tokyo	Real Estate	3,875.43	4,700	4,391
		A-4	KDX Hatchobori Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,325.04	3,920	3,627
		A-18	KDX Omori Building	1-6-8 Omori-kita, Ota-ku, Tokyo	Trust beneficiary interest in real estate	4,949.46	3,860	3,506
		A-19	KDX Hamamatsucho Building	2-7-19 Hamamatsucho, Minato-ku, Tokyo	Trust beneficiary interest in real	2,727.68	3,730	3,453

					estate			
		A-29	KDX Higashi-Shinjuku Building	2-4-10 Kabukicho, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	5,953.91	3,100	2,997
		A-20	Dai-ichi Kayabacho Building	3-4-2 Nihonbashi Kayabacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,019.94	3,030	2,857
		A-21	KDX Shinbashi Building	2-2-9 Shinbashi, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,704.65	3,050	2,711
		A-5	KDX Nakano-Sakaue Building	3-30-4 Honcho, Nakano-ku, Tokyo	Trust beneficiary interest in real estate	4,391.37	2,680	2,496
		A-22	KDX Shin-Yokohama Building	2-3-8 Shinyokohama, Kouhoku-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	4,810.87	2,680	2,553
		A-6	Harajuku F.F. Building	3-38-12 Sendagaya, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,068.36	3,060	2,531
		A-27	KDX Kajicho Building	3-5-2 Kanda Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	2,562.32	2,410	2,372
		A-15	KDX Hamacho Building	2-17-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,102.43	2,890	2,413
		A-7	FIK Minami Aoyama	5-13-3 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,823.64	3,340	2,307
		A-14	KDX Funabashi Building	7-11-5 Honcho, Funabashi-shi, Chiba	Real Estate	3,885.53	2,360	2,415
		A-33	KDX Okachimachi Building	5-24-16 Ueno, Taito-ku, Tokyo	Real Estate	1,792.54	2,010	2,084
		A-8	Kanda Kihara Building	3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	1,945.55	1,990	1,923
		A-23	KDX Yotsuya Building	1-22-5 Yotsuya, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,536.53	2,110	1,981
		A-9	KDX Shinjuku-Gyoen Building	1-1-12 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,105.18	1,970	1,645
		A-26	KDX Kiba Building	5-12-8 Kiba, Koto-ku, Tokyo	Trust beneficiary interest in real estate	2,450.12	1,690	1,633
		A-38	KDX Nishi-Shinjuku Building	7-22-45 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,605.72	1,500	1,569
		A-31	KDX Monzen-Nakacho Building	1-14-1 Botan, Koto-ku, Tokyo	Real Estate	2,012.22	1,430	1,461

		A-34	KDX Hon-Atsugi Building	4-9-18 Nakamachi, Atsugi-shi, Kanagawa	Trust beneficiary interest in real estate	2,747.27	1,320	1,360
		A-35	KDX Hachioji Building	12-7 Asahi-machi, Hachioji-shi, Tokyo	Trust beneficiary interest in real estate	2,179.88	1,160	1,211
		A-28	KDX Nogizaka Building	7-2-29 Roppongi, Minato-ku, Tokyo	Real Estate	1,236.39	1,060	1,125
		A-10	KDX Koishikawa Building	1-21-14 Koishikawa, Bunkyo-ku, Tokyo	Trust beneficiary interest in real estate	1,594.18	827	698
	Other Regional Areas	A-12	Portus Center Building	4-45-1 Ebisujimacho, Sakai, Osaka	Trust beneficiary interest in real estate	11,520.47	5,620	5,454
		A-24	KDX Minami Semba Dai-1 Building	2-1-10 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	3,108.17	1,640	1,589
		A-25	KDX Minami Semba Dai-2 Building	2-11-26 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	2,699.27	1,620	1,553
		A-11	Hakata-Ekimae Dai-2 Building	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	3,691.63	1,600	1,483
		A-36	KDX Niigata Building	2-5-1 Higashi-Odori, Niigata-shi, Niigata	Trust beneficiary interest in real estate	4,085.26	1,200	1,376
	Total of 39 Office Buildings					138,730.49	127,187	118,029
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	3-26-8 Tsukishima, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	7,711.14	5,460	5,427
		B-20	Regalo Ochanomizu I&II	2-3-19 Hongo, Bunkyo-ku, Tokyo (I) 2-3-18 Hongo, Bunkyo-ku, Tokyo (II)	Trust beneficiary interest in real estate	4,280.92	3,670	3,664
		B-1	Storia Sirokane	4-7-8 Shiroganedai, Minato-ku, Tokyo	Trust beneficiary interest in real estate	3,617.32	3,370	3,181
		B-2	Tre di Casa Minami Aoyama	3-4-8 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,680.79	2,660	2,487
		B-21	Regalo Shiba-Kouen	3-4-16 Shiba, Minato-ku, Tokyo	Trust beneficiary interest in real estate	2,507.52	2,280	2,293
		B-3	Court Mejiro	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,046.79	1,140	1,269
		B-4	Apartments Motoazabu	2-1-19 Motoazabu, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,350.74	1,300	1,233

		B-5	Apartments Wakamatsu-Kawada	9-4 Yochomachi, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,607.43	1,240	1,197
		B-22	Chigasaki Socie Ni-bankan	2-1-38 Chigasaki, Chigasaki-shi, Kanagawa	Trust beneficiary interest in real estate	3,544.18	1,160	1,242
		B-6	Court Nihonbashi-Hakozaki	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	1,537.38	1,220	1,145
		B-23	Court Nishi-Shinjuku	7-18-15 Nishi-shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,345.92	1,160	1,153
		B-7	Side Denenchofu	40-14 Denenchofu Honcho, Ota-ku, Tokyo	Trust beneficiary interest in real estate	2,359.44	1,100	1,151
		B-34	Gradito Kawaguchi	3-3-7 Sakaecho, Kawaguchi-shi, Saitama	Trust beneficiary interest in real estate	1,619.34	1,060	1,093
		B-8	S-court Yokohama-Kannai	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	1,602.28	1,000	955
		B-24	Regalo Komazawa-Kouen	5-21-6 Komazawa, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,020.18	943	930
		B-9	Court Motoasakusa	4-8-10 Motoasakusa, Taito-ku	Trust beneficiary interest in real estate	1,314.91	925	899
		B-25	Court Shin-Okachimachi	1-10-6 Motoasakusa, Taito-ku	Trust beneficiary interest in real estate	1,377.87	888	902
		B-11	Bloom Omotesando	5-39-7 Jingumae, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	705.30	955	891
		B-13	Human Heim Okachimachi	2-28-4 Taito, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,329.79	890	848
		B-26	Primo Regalo Kagurazaka	8-10 Tsukijicho, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	890.93	770	786
		B-27	Primo Regalo Youga	5-34-21 Seta, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,012.80	735	747
		B-28	Court Shimouma	1-21-8 Shimouma, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	829.05	644	655
	Other Regional Areas	B-29	Ashiya Royal Homes	20-10 Oharacho, Ashiya-shi, Hyogo	Trust beneficiary interest in real estate	3,999.01	2,440	2,415

		B-18	Venus Hibarigaoka	①2-24-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido②2-25-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido③2-26-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido	Trust beneficiary interest in real estate	12,829.64	1,770	1,961
		B-30	Regalo Ibaraki I&II	9-11 Takehashi, Ibaraki-shi, Osaka (I) 9-12 Takehashi, Ibaraki-shi, Osaka (II)	Trust beneficiary interest in real estate	4,701.87	1,670	1,646
		B-31	Collection Higashi-Sakura	1-5-10 Higashi-Sakura, Higashi-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	2,655.31	1,274	1,341
		B-32	Renaissance 21 Hirao Jousui-machi	55 Hirao Jousui-machi, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	2,098.68	962	928
		B-33	Montore Nishikouen Bay Court	3-5-7 Minato, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	2,522.16	831	851
		B-16	Abreast Hara	1-520-1 Hara, Tempaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,436.33	494	447
		B-17	Abreast Hirabari	4-1601 Hirabari, Tempaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,701.68	457	414
	Total Residential Properties					77,236.70	44,468	44,166
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	1-18-2 Jinnan, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	4,655.71	11,800	10,295
		C-2	KDX Yoyogi Building	1-38-5 Yoyogi, Shibuya-ku, Tokyo	Real estate / Trust beneficiary interest in real estate	1,202.40	2,490	2,622
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	1,497.47	3,760	3,688
	Total Central Urban Retail Properties					7,355.58	18,050	16,606
Total						223,322.77	189,705	178,801

Type	Area	Property No.	Property Name	Third Fiscal Period (May 1, 2006 to October 31, 2006)				Fourth Fiscal Period (November 1, 2006 to April 30, 2007)			
				No. of Tenants at the End of Period (Note 2)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)	No. of Tenants at the End of Period (Note 2)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)
Office	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building	-	-	-	-	7	100.0	35	0.6
		A-32	KDX Shiba-Daimon Building	-	-	-	-	8	93.0	53	1.0
		A-13	KDX Kojimachi Building	9	97.1	161	3.1	9	97.1	176	3.1
		A-1	KDX Nihonbashi 313 Building	7	100.0	240	4.7	9	98.9	227	4.0
		A-16	Toshin 24 Building	14	100.0	209	4.1	14	100.0	208	3.7
		A-2	KDX Hirakawacho Building	21	100.0	186	3.6	19	100.0	177	3.1
		A-17	Ebisu East 438 Building	7	100.0	151	3.0	7	100.0	153	2.7
		A-3	Higashi-Kayabacho Yuraku Building	6	100.0	180	3.5	6	89.1	144	2.6
		A-39	KDX Toranomon Building	-	-	-	-	0	0.0	-	-
		A-30	KDX Nishi-Gotanda Building	-	-	-	-	4	73.7	32	0.6
		A-4	KDX Hatchobori Building	6	100.0	137	2.7	6	100.0	132	2.4
		A-18	KDX Omori Building	12	100.0	153	3.0	12	100.0	162	2.9
		A-19	KDX Hamamatsucho Building	7	100.0	100	2.0	7	100.0	110	2.0
		A-29	KDX Higashi-Shinjuku Building	9	100.0	39	0.8	10	100.0	109	1.9
		A-20	Dai-ichi Kayabacho Building	6	100.0	96	1.9	5	84.9	112	2.0
		A-21	KDX Shinbashi Building	5	100.0	89	1.7	4	100.0	90	1.6
		A-5	KDX Nakano-Sakaue Building	23	97.0	105	2.1	24	100.0	104	1.9
		A-22	KDX Shin-Yokohama Building	20	99.6	115	2.3	20	100.0	113	2.0
		A-6	Harajuku F.F. Building	3	100.0	116	2.3	3	100.0	114	2.0
		A-27	KDX Kajicho Building	6	100.0	47	0.9	7	100.0	69	1.2
		A-15	KDX Hamacho Building	6	65.3	85	1.7	8	100.0	93	1.7
		A-7	FIK Minami Aoyama	5	100.0	98	1.9	5	100.0	87	1.5
		A-14	KDX Funabashi Building	17	97.9	102	2.0	18	100.0	106	1.9
		A-33	KDX Okachimachi Building	-	-	-	-	5	100.0	29	0.5

		A-8	Kanda Kihara Building	9	100.0	70	1.4	9	100.0	68	1.2
		A-23	KDX Yotsuya Building	3	100.0	94	1.8	3	100.0	93	1.7
		A-9	KDX Shinjuku-Gyoen Building	1	100.0	71	1.4	1	100.0	72	1.3
		A-26	KDX Kiba Building	5	69.1	28	0.6	7	100.0	54	1.0
		A-38	KDX Nishi-Shinjuku Building	-	-	-	-	9	100.0	7	0.1
		A-31	KDX Monzen-Nakacho Building	-	-	-	-	5	100.0	27	0.5
		A-34	KDX Hon-Atsugi Building	-	-	-	-	10	100.0	23	0.4
		A-35	KDX Hachioji Building	-	-	-	-	6	96.4	16	0.3
		A-28	KDX Nogizaka Building	5	100.0	22	0.4	5	100.0	37	0.7
		A-10	KDX Koishikawa Building	5	100.0	36	0.7	5	100.0	36	0.6
	Other Regional Areas	A-12	Portus Center Building	35	100.0	322	6.3	32	97.1	309	5.5
		A-24	KDX Minami Semba Dai-1 Building	9	100.0	67	1.3	9	100.0	68	1.2
		A-25	KDX Minami Semba Dai-2 Building	21	90.0	57	1.1	22	93.6	60	1.1
		A-11	Hakata-Ekimae Dai-2 Building	40	99.2	84	1.7	38	95.8	84	1.5
		A-36	KDX Niigata Building	-	-	-	-	22	83.9	26	0.5
Total of 39 Office Buildings				322	97.7	3,276	63.8	400	95.7	3,636	64.4
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	-	100.0	170	3.3	-	100.0	168	3.0
		B-20	Regalo Ochanomizu I&II	129	93.8	79	1.6	131	96.0	109	1.9
		B-1	Storia Sirokane	43	92.9	103	2.0	39	88.6	106	1.9
		B-2	Tre di Casa Minami Aoyama	20	100.0	73	1.4	18	92.5	73	1.3
		B-21	Regalo Shiba-Kouen	62	100.0	52	1.0	62	100.0	66	1.2
		B-3	Court Mejiro	19	100.0	42	0.8	19	95.0	44	0.8
		B-4	Apartments Motoazabu	21	94.6	39	0.8	19	91.7	39	0.7
		B-5	Apartments Wakamatsu-Kawada	31	96.3	37	0.7	32	97.8	39	0.7
		B-22	Chigasaki Socie Ni-bankan	46	91.3	43	0.8	49	96.1	45	0.8
		B-6	Court Nihonbashi-Hakozaki	55	97.2	38	0.7	55	98.4	39	0.7
		B-23	Court Nishi-Shinjuku	49	93.0	34	0.7	50	90.9	34	0.6
		B-7	Side Denenchofu	31	97.2	37	0.7	30	97.2	39	0.7
		B-34	Gradito Kawaguchi	2	100.0	21	0.4	2	100.0	32	0.6
		B-8	S-court Yokohama-Kannai	70	100.0	37	0.7	68	97.4	37	0.7
		B-24	Regalo Komazawa-Kouen	32	100.0	27	0.5	30	95.6	27	0.5
		B-9	Court Motoasakusa	44	100.0	29	0.6	43	97.5	32	0.6

		B-10	Storia Todoroki	-	-	1	0.0	-	-	-	-
		B-25	Court Shin-Okachimachi	41	100.0	28	0.5	37	91.6	28	0.5
		B-11	Bloom Omotesando	6	100.0	27	0.5	6	100.0	27	0.5
		B-12	Clair Court Rokakouen	-	-	1	0.0	-	-	-	-
		B-13	Human Heim Okachimachi	9	100.0	29	0.6	9	100.0	34	0.6
		B-26	Primo Regalo Kagurazaka	30	96.0	22	0.4	32	100.0	23	0.4
		B-14	Court Shinbashi	5	100.0	26	0.5	—	—	25	0.4
		B-27	Primo Regalo Youga	19	100.0	22	0.4	19	100.0	22	0.4
		B-15	Court Suitengu	32	90.0	21	0.4	—	—	20	0.4
		B-28	Court Shimouma	29	100.0	19	0.4	28	96.7	19	0.3
	Other Regional Areas	B-29	Ashiya Royal Homes	14	80.3	75	1.5	18	89.0	76	1.4
		B-18	Venus Hibarigaoka	63	84.6	78	1.5	91	98.7	90	1.6
		B-30	Regalo Ibaraki I&II	39	67.1	32	0.6	52	95.0	50	0.9
		B-31	Collection Higashi-Sakura	61	94.0	21	0.4	64	98.5	40	0.7
		B-32	Renaissance 21 Hirao Jousui-machi	20	91.9	34	0.7	20	91.6	37	0.7
		B-33	Montore Nishikouen Bay Court	30	84.1	28	0.5	33	97.2	41	0.7
		B-16	Abreast Hara	38	100.0	22	0.4	36	97.8	22	0.4
		B-17	Abreast Hirabari	26	90.8	19	0.4	32	100.0	20	0.4
	Total of 32 Residential Properties			1,116	91.8	1,381	27.0	1,124	96.5	1,516	26.9
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	11	100.0	297	5.8	14	91.7	301	5.3
		C-2	KDX Yoyogi Building	10	100.0	64	1.3	10	100.0	84	1.5
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1	100.0	108	2.1	1	100.0	108	1.9
	Total of 3 Retail			22	100.0	470	9.2	25	94.7	494	8.8
Total				1,460	95.3	5,131	100.0	1,549	95.9	5,647	100.0

Notes:

1. Appraisal values at the end of period are based on appraisal methods outlined in the Investment Corporation's Articles of Incorporation and standards formulated by the Investment Trusts Association, Japan. Appraisal values are adopted from reports prepared by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Co., Ltd., Chuo Real Estate Appraisal Co., Ltd. and real estate appraisers of Nippon Tochi-Tatemono Limited.
2. The number of tenants refers to the number of end-tenants for each property. Subtotal and total figures have been adjusted for duplication in the case of multiple buildings in a single property.
3. On April 20, 2007, the Investment Corporation sold two properties: Court Shinbashi (B-14) and Court Suitengu (B-15).

4. Contract Amounts and Market Values of Specific Transactions

The following summarizes the notional amounts and the estimated fair value of the interested-related positions outstanding at April 30, 2007:

Classification	Type	Notional Amount (Millions of Yen)		Fair Market Value (Millions of Yen) (Note 2)
		(Note 1)	More than One Year (Note 1)	
Non-market transactions	Interest-rate swap : Fixed rate payable and floating rate receivable	43,800	43,800	-
Total		43,800	43,800	-

Notes:

1. Contract amounts for interest-rate swap agreements are based upon assumed principal.
2. Because the aforementioned transaction meets the criteria for special treatment in the financial products accounting rule, the fair market value is omitted.

5. Other Assets

The Investment Corporation mainly invests in trust beneficiary interests in real estate as detailed previously in "3. Investment Portfolio." As of April 30, 2007, the Investment Corporation has not invested in specified assets other than those identified in the table.

Capital Expenditure

1. Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the fifth fiscal period (May 1, 2007 to October 31, 2007) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
KDX Toranomon Building (Minato-ku, Tokyo)	Renovation for every floor	May 2007 to October 2007	330	-	-
KDX Niigata Building (Niigata-shi, Niigata)	Renewal work for common use areas and upgrade of air conditioning system, other	As above	110	-	-
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities, other	As above	95	-	-
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Reparis and maintenance of exterior façade and upgrade of air conditioning system, other	As above	72	-	-
KDX Funabashi Building (Funabashi-shi, Chiba)	Reparis and maintenance of exterior façade, other	As above	55	-	-

2. Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥1,222 million. This total comprised of ¥1,132 million in capital expenditures and ¥89 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (¥mn)
Frame Jinnan-zaka (Shibuya-ku, Tokyo)	Fully renewal work, other	November 2006 to April 2007	287
Nihonbashi 313 Building (Chuo-ku, Tokyo)	Plumbing equipment work, interior facilities work, other	As above	159
Higashi-Kayabacho Yuraku Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	136
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of air conditioning system, other	As above	82
KDX Nishi-Gotanda Building (Shinagawa-ku, Tokyo)	Renovation of entrance area, other	As above	48
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities and parking facilities, other	As above	41
Harajuku F.F. Building (Shibuya-ku, Tokyo)	Upgrade of air conditioning system, other	As above	28
Hakata Ekimae Dai-2 Building (Hakata-shi, Fukuoka)	Reparis and maintenance of exterior façade, other	As above	18
Others			328
Portfolio Total			1,132

3. Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

(Millions of Yen)

(Fiscal Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period
Reserve for the end of the previous period	—	92	165	288
Reserve for the fiscal period under review	92	130	148	118
Reversal of reserve for the fiscal period under review	—	57	26	0
Reserve bring to the next period	92	165	288	406

Expenses and Liabilities

1. Details for Expenses

(Unit : Thousands of Yen)

Item	Third Fiscal Period	Fourth Fiscal Period
(a) Asset management fees	203,841	306,965
(b) Custodian fees	11,705	17,928
(c) Administrative service fees	35,022	48,672
(d) Directors' salaries	5,400	5,400
(e) Audit fees	5,900	7,800
(f) Other operating expenses	64,569	97,309
Total	326,439	484,075

Note : In addition to the asset management fees indicated in the above table, a total of ¥193,157 thousand for the third fiscal period and ¥117,550 thousand for the fourth fiscal period, representing property acquisition management fees, was included in the book values of individual real estate assets.

2. Debt Financing

Debt financing on a financial institution basis as of April 30, 2007 was as follows.

Classification	Lender	Drawdown Date	Balance at End of Previous Period (¥mn)	Balance at End of Current Period (¥mn)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Sumitomo Mitsui Banking Corporation	March 1, 2006	500	-	0.732	February 28, 2007	Full on maturity	(Note2)	Unsecured/ Unguaranteed
	Sumitomo Mitsui Banking Corporation	May 1, 2006	1,000	-	0.725	April 30, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-					
	Aozora Bank, Ltd.	July 31, 2006	2,000	2,000	0.725	July 31, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		500	500					
	Mitsubishi UFJ Trust and Banking Corporation		500	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2006	3,000	3,000	0.745	September 20, 2007			
	Aozora Bank, Ltd.		2,000	-					
	Resona Bank, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2006	1,000	1,000	0.745	October 31, 2007			
	Sumitomo Mitsui Banking Corporation	December 1, 2006	-	500	0.816	November 30, 2007			
	Resona Bank, Ltd.	January 19, 2007	-	500	0.837	January 18, 2008			
	The Chiba Bank, Ltd.		-	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	March 1, 2007	-	250	0.961	February 29, 2008			
	Sumitomo Mitsui Banking Corporation		-	1,750					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	500					
	Mitsubishi UFJ Trust and Banking Corporation		-	1,000					
	Aozora Bank, Ltd.	April 2, 2007	-	2,000	0.945	October 2, 2007			
	Mitsubishi UFJ Trust and Banking Corporation		-	1,500	0.965	April 2, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000	1.015				
	Subtotal		13,500	18,500					
Current Portion of Long-Term Borrowings	Sumitomo Mitsui Banking Corporation	November 1, 2005	1,500	1,500	0.769	October 31, 2007	Full on maturity	(Note2)	Unsecured/ Unguaranteed
	Subtotal		1,500	1,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note2)	Unsecured/ Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Chuo Mitsui Trust and Banking Co., Ltd.		3,750	3,750	1.288	July 31, 2010			
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	The Norinchukin Bank	November 1, 2005	3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.	December 8, 2005	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd.		500	500					
	The Chiba Bank, Ltd.	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd.		500	500					
	Mitsui Sumitomo Insurance Co., Ltd.		700	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd.	May 1, 2006	2,000	2,000	1.629	April 30, 2009			
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,500	1,500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation		1,000	1,000					
	Resona Bank, Ltd.		1,000	1,000					
	Aozora Bank, Ltd.		1,500	1,500	2.199	April 30, 2011			
	Mitsui Sumitomo Insurance Co., Ltd.		1,000	1,000					
	Development Bank of Japan		5,000	5,000	2.731	April 30, 2016			
	Mitsubishi UFJ Trust and Banking Corporation	July 14, 2006	1,000	1,000	2.149	July 13, 2011			
	Development Bank of Japan	September 1, 2006	3,000	3,000	2.124	August 31, 2013			
	The Norinchukin Bank	December 1, 2006	-	2,500	1.964	November 30, 2011			
	Sumitomo Mitsui Banking Corporation	April 2, 2007	-	2,000	1.574	April 2, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		-	2,000	1.875	April 2, 2012			
	The Norinchukin Bank	April 17, 2007	-	3,000	1.043	April 16, 2011			
	Subtotal		47,000	56,500					
	Total		62,000	76,500					

Notes:

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the risk of future increase in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire trust beneficiary interests in real estate.

3. Investment Corporation Bonds

Details of the investment corporation bonds as of April 30, 2007 are as follows. (Millions of Yen)

Name of Investment Corporation Bonds	Issuance Date	Balance at End of Previous Period	Balance at End of Current Period	Interest Rate (%)	Redemption Date	Payment Method	Usage	Remarks
First Series Bonds	March 15, 2007	—	9,000	1.74	March 15, 2012	Full on maturity	(Note 1)	(Note 2)
Second Series Bonds		—	3,000	2.37	March 15, 2017	Full on maturity	(Note 1)	(Note 2)
Total		—	12,000					

Notes:

1. Funds procured through issuance of investment corporation bonds were used to repay borrowings.
2. Ranking *pari passu* among the specified investment corporation bonds are included.

Purchase and Sales during the Fiscal Period Under Review

1. Status of Real Estate and Securities Backed by Real Estate Purchase and Sales

(Millions of Yen)

Type	Area	No.	Property Name	Purchase: Date of Acquisition	Purchase: Acquisition Price	Sales: Date of Sales	Sales: Sales Price	Sales: Book Value	Sales: Capital Gain (Loss)
Office	Tokyo Metropolitan Area	A-37	KDX Ochanomizu Building	April 2, 2007	6,400	-	-	-	-
		A-32	KDX Shiba-Daimon Building	March 1, 2007	6,090	-	-	-	-
		A-39	KDX Toranomon Building	April 17, 2007	4,400	-	-	-	-
		A-30	KDX Nishi-Gotanda Building	December 1, 2006	4,200	-	-	-	-
		A-33	KDX Okachimachi Building	March 1, 2007	2,000	-	-	-	-
		A-38	KDX Nishi-Shinjuku Building	April 2, 2007	1,500	-	-	-	-
		A-31	KDX Monzen-Nakacho Building	January 19, 2007	1,400	-	-	-	-
		A-34	KDX Hon-Atsugi Building	March 1, 2007	1,305	-	-	-	-
		A-35	KDX Hachioji Building	March 1, 2007	1,155	-	-	-	-
	Other Regional Areas	A-36	KDX Niigata Building	March 1, 2007	1,305	-	-	-	-
	Total of Office				29,755	-	-	-	-
Residential	Tokyo Metropolitan Area	B-14	Court Shichoshi	-	-	April 20, 2007	895	761	112
		B-15	Court Suitengu	-	-	April 20, 2007	708	672	18
	Total of Residential				-	-	1,603	1,433	130
Total					29,755	-	1,603	1,433	130

Notes:

1. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.
2. The capital gain for sales deducts the book value and other expenses concerning sales from the sales price.

2. Status of Other Assets Acquisition and Transfer

Assets other than the aforementioned real estate and securities backed by real estate mainly comprised bank deposits and trust fund bank deposits.

3. Specified Asset Value Survey

1. Real Estate and Other Specified Assets

Type	Area	No.	Property Name	Purchase / Sales	Type of Specified Asset	Acquisition / Sales Date	Acquisition / Sales Price (¥mn)	Specified Asset Survey Value(¥mn)
Office	Tokyo Metropolitan Area	A-30	KDX Nishi-Gotanda Building	Purchase	Real estate	December 1, 2006	4,200	4,210
		A-31	KDX Monzen-Nakacho Building	Purchase	Real estate	January 19, 2007	1,400	1,410
		A-32	KDX Shiba-Daimon Building	Purchase	Trust beneficiary interest in real estate	March 1, 2007	6,090	6,270
		A-33	KDX Okachimachi Building	Purchase	Real estate	March 1, 2007	2,000	2,000
		A-34	KDX Hon-Atsugi Building	Purchase	Trust beneficiary interest in real estate	March 1, 2007	1,305	1,310
		A-35	KDX Hachioji Building	Purchase	Trust beneficiary interest in real estate	March 1, 2007	1,155	1,160
		A-37	KDX Ochanomizu Building	Purchase	Trust beneficiary interest in real estate	April 2, 2007	6,400	6,640
		A-38	KDX Nishi-Shinjuku Building	Purchase	Real estate	April 2, 2007	1,500	1,510
		A-39	KDX Toranomon Building	Purchase	Trust beneficiary interest in real estate	April 17, 2007	4,400	4,020
	Other Regional Areas	A-36	KDX Niigata Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,305	1,200
Residential	Tokyo Metropolitan	B-14	Court Shinbashi	Sales	Trust beneficiary interest in real estate	May 10, 2006	895	800
		B-15	Court Suitengu	Sales	Trust beneficiary interest in real estate	May 10, 2006	708	671

Notes:

1. The specified asset value survey was prepared by Ernst & Young ShinNihon at the time of asset acquisition based on Audit Committee Report No. 23, "Investigation of Values of Specified Assets Held by Investment Trusts and Investment Corporations," issued by the Japanese Institute of Certified Public Accountants. In addition to the survey value above, the Investment Corporation has received a survey report containing items necessary in the identification of real estate including location, lot number and other information.
2. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Other

The Investment Corporation has commissioned Ernst & Young ShinNihon to conduct price surveys for transactions prescribed under Article 34.4 of the Investment Trust Law, outside those listed in the table "Specified Asset Value Survey." The relevant transactions between during the period commencing November 1, 2006 through April 30, 2007 comprise four interest-rate swap transactions. The Investment Corporation has received a survey report from Ernst & Young ShinNihon in connection with these transactions.

The commissioned survey addressed all aspects of the relevant interest-rate swap transactions including the name of each counterparty, currency, contracted rate of interest, term and other items.

4. Details of Related-Party Transactions

(1) Details

There were no related-party transactions under the Investment Trust Law.

(2) Fees

Classification	Total Fees (A) (Thousands of Yen)	Details of fees and other payments to related parties		Ratio (B/A)%
		Payment Recipient	Amount of Fee (B) (Thousands of Yen)	
Leasing management fees	202,279	Kenedix Advisors Co., Ltd.	202,279	100.0
Management transfer fees	21,200	As above	21,200	100.0
Construction supervision fees	37,431	As above	37,431	100.0

Note: Related parties in the above table are the related parties for the Asset Management Company, which are defined under Implementation Ordinance No. 20 of the Investment Trust Law. Transaction details and commissions paid to Kenedix Advisors during the fiscal period under review are listed in the above table.

5. Condition of Transactions with the Consigned Asset Management Company for Additional Services

The Asset Management Company does not provide additional services related to securities, purchase and sale of lots or buildings, or specified joint real estate business, and accordingly there are no such transactions.

Accounting

1. Assets, Liabilities, Unitholders' Equity, Profit and Loss, and Income and Retained Earnings

Please refer to III. Balance Sheets, IV. Statements of Income and V. Statements of Changes in Unitholder's Equity for details relating to assets, liabilities, unitholders' equity, profit and loss, and income and retained earnings.

2. Change in the Method for Calculating Depreciation

Not applicable.

3. Change in the Method for Asset Valuation

Not applicable

Other

1. Notification

There were no major agreements executed and amended during the fiscal period under review and confirmed by the Investment Corporation's Board of Directors.

2. Others

Unless otherwise stated, figures are rounded down and ratios are rounded down.

III. Balance Sheets

	Fourth Fiscal Period (As of April 30, 2007)			Third Fiscal Period (Reference) (As of October 31, 2006)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
ASSETS						
I. Current assets						
Cash and bank deposits		3,740,550			4,709,666	
Entrusted deposits		5,182,512			4,779,041	
Rental receivables		75,124			83,374	
Prepaid expenses		29,845			47,206	
Consumption tax refundable		302,040			599,486	
Other current assets		3,111			25,093	
Total current assets		9,333,184	4.9		10,243,869	6.4
II. Fixed assets						
1. Property and equipment, at cost						
Buildings	4,902,256			1,333,654		
Less-accumulated depreciation	83,936	4,818,319		20,195	1,313,459	
Structures	57,663			55,740		
Less-accumulated depreciation	5,601	52,061		2,926	52,813	
Machinery and equipment	32,541			1,908		
Less-accumulated depreciation	3,799	28,741		28	1,879	
Tools, furniture and fixtures	3,914			2,862		
Less-accumulated depreciation	414	3,500		102	2,760	
Land		7,910,082			2,148,301	
Buildings held in trust	61,891,823			57,016,778		
Less-accumulated depreciation	2,889,815	59,002,008		1,843,543	55,173,235	
Structures held in trust	283,072			278,132		
Less-accumulated depreciation	46,734	236,337		31,043	247,088	
Machinery and equipment held in trust	790,467			739,752		
Less-accumulated depreciation	115,066	675,401		72,460	667,292	
Tools, furniture and fixtures held in trust	598,670			610,065		
Less-accumulated depreciation	85,477	513,193		63,203	546,862	
Land held in trust		105,277,180			89,565,928	
Net property and equipment		178,516,827	94.8		149,719,621	93.4
2. Intangible fixed asset						
Land leasehold		285,144			-	
Total Intangible fixed asset		285,144	0.1		-	-
3. Investment and other assets						
Leasehold and security deposits		11,649			18,205	
Long-term prepaid expenses		83,320			76,874	
Derivative assets		-			131,220	
Total investment and other assets		94,969	0.1		226,300	0.1
Total fixed assets		178,896,941	95.0		149,945,921	93.5
III. Deferred assets						
Organization costs		30,538			35,627	
Investment Corporation Issuance Costs		68,875			-	

Unit Issuance Costs		71,138			88,923	
Total deferred assets		170,551	0.1		124,550	0.1
Total assets		188,400,678	100.0		160,314,341	100.0

	Fourth Fiscal Period (As of April 30, 2007)			Third Fiscal Period (Reference) (As of October 31, 2006)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
LIABILITIES						
I. Current liabilities						
Trade payables		275,299			289,763	
Short-term debt		18,500,000			13,500,000	
Current maturities of long term debt		1,500,000			1,500,000	
Other payables		138,451			117,128	
Accrued expenses		86,742			27,362	
Accrued income taxes		543			923	
Rents received in advance		916,372			767,536	
Deposits received		26,743			1,748	
Total current liabilities		21,444,151	11.4		16,204,462	10.1
II. Long-term liabilities						
Investment Corporation bonds issued		12,000,000				
Long-term debt		56,500,000			47,000,000	
Leasehold and security deposits received		626,499			184,398	
Leasehold and security deposits received held in trust		6,952,256			5,940,494	
Deferred tax liability					51,687	
Total long-term liabilities		76,078,756	40.4		53,176,581	33.2
Total liabilities		97,522,908	51.8		69,381,044	43.3
(Net assets)*1						
I. Unitholder's equity						
1. Capital stock		88,729,652			88,729,652	
2. Retained earnings						
Retained earnings at end of period		2,148,117			2,124,112	
Total unitholder's equity		90,877,769	48.2		90,853,764	56.6
II. Valuation and translation adjustments						
Unrealized gain from deferred hedge		-			79,532	
Total Valuation and translation adjustments		-	-		79,532	0.1
Total net assets		90,877,769	48.2		90,933,297	
Total liabilities and net assets		188,400,678	100.0		160,314,341	100.0

IV. Statements of Income and Retained Earnings

	Fourth Fiscal Period (As of April 30, 2007)			Third Fiscal Period (Reference) (As of October 31, 2006)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
1. Operating revenues						
Rental revenues *1	4,965,303			4,549,456		
Other rental revenues *1	682,158		100.0	582,043		
Profit on sale of trust beneficiary interests in real estate*2	130,748	5,778,210	100.0	157,334	5,288,833	100.0
2. Operating expenses						
Property-related expenses *1	2,607,389			2,397,201		
Asset management fees	306,965			203,841		
Directors' salaries	5,400			5,400		
Custodian fees	17,928			11,705		
Administrative service fees	48,672			35,022		
Audit fees	7,800			5,900		
Other operating expenses	97,309	3,091,465	53.5	64,569	2,723,641	51.5
Operating income		2,686,744	46.5		2,565,192	48.5
3. Non-operating revenues						
Interest income	2,137			461		
Other Non-operating revenues	7,578	9,716	0.2	1,927	2,389	0.1
4. Non-operating expenses						
Interest expense	450,605			375,765		
	29,320			-		
Financing related expense	20,595			20,904		
	1,501			-		
Amortization of unit issuance costs	17,784			17,784		
Amortization of organization costs	5,089			5,089		
Other non-operating expenses	22,685	547,581	9.5	22,956	442,500	8.4
Ordinary income		2,148,879	37.2		2,125,081	40.2
Income before income taxes		2,148,879	37.2		2,125,081	40.2
Current income taxes	816			1,009		
Deferred income taxes	4	821	0.0	0	1,009	0.0
Net Income		2,148,058	37.2		2,124,071	40.2
Retained earnings at the beginning of period		59			40	
Retained earnings at the end of period		2,148,117			2,124,112	

V. Statements of Changes in Unitholder's Equity

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock *1	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297
Changes during the fiscal period						
Payment of dividends	–	△2,124,053	△2,124,053	–	–	△2,124,053
Net Income	–	2,148,058	2,148,058	–	–	2,148,058
Interest-rate swap	–	–	–	△79,532	△79,532	△79,532
Total changes during the fiscal period	–	24,005	24,005	△79,532	△79,532	△55,527
Balance at the end of period	88,729,652	2,148,117	90,877,769	–	–	90,877,769

Third Fiscal Period (May 1, 2006 to October 31, 2006) (Reference)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock *1	Retained Earnings Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	44,285,002	1,102,013	45,387,015	–	–	45,387,015
Changes during the fiscal period						
New unit issuance	44,444,649	–	44,444,649	–	–	44,444,649
Payment of dividends	–	△1,101,973	△1,101,973	–	–	△1,101,973
Net Income	–	2,124,071	2,124,071	–	–	2,124,071
Interest-rate swap	–	–	–	79,532	79,532	79,532
Total changes during the fiscal period	44,444,649	1,022,098	45,466,748	79,532	79,532	45,546,281
Balance at the end of period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297

VI. Notes

[Important Accounting Standards]

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs Unit issuance costs are amortized over a period of 3 years. (3) Bond issuance costs Bond issuance costs are amortized by applying the straight-line method for the entire redemption period.	(1) Organization costs Same applies as left. (2) New unit issuance costs Unit issuance costs are amortized over a period of 3 years. The spread method, in which the securities underwriters underwrite the unit at the underwritten price and offer them to investors at the issue price was used for the primary offering of new investment units conducted on May 1, 2006. Under the spread method, the difference between the issue price and the underwritten price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. In connection with the primary offering of new investment units conducted on May 1, 2006, the total aggregate difference between the issue price and the underwritten price was ¥1,515,701 thousand. This expense would have been accounted as new unit issuance costs if the conventional method had been used in which the underwriters offer new units to the public at the underwritten price. Therefore, the spread method understated unit issuance costs by ¥1,263,084 thousand on the balance sheet and decreased amortization of unit issuance costs by ¥252,616 thousand and increased income before income taxes by the same amount compared to the conventional method.

3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥100,526 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥181,936 thousand.
4. Accounting for hedges	(1) Hedge accounting method The special treatment method is applied for interest-rate swap agreements. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions. Risks hedged Interest rates on debt. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging Because the interest-rate swap agreements met the criteria for special treatment, the evaluation of effectiveness is omitted.	(1) Hedge accounting method The deferred hedge method is applied. (2) Hedging instruments and risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.
6. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.

	Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	
	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(2) Accounting method for consumption tax Same applies as left.

[Notes to the Changes in Accounting Policy]

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
Accounting standards for disclosure of net assets in the balance sheet	――――	The Investment Corporation is applying "Accounting Standards for the Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 5 of December 9, 2005) and "Application Guidelines for Accounting Standards for Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 8 of December 9, 2005) from this fiscal year. The amount equivalent to the total in the "Unitholders' Equity" amounts to ¥90,853,764 thousand based on part methods.
Method for calculating the issuance cost of investment units	――――	With respect to the issuance cost of investment units, the Investment Corporation is changing from a method that calculates the entire amount at the time of payment to a method that amortizes the amount over three years using the straight-line method. As a result of amendments made to the "Rules Concerning the Statement and Supplementary Statement which Affect the Distribution of Balance Sheets, Profit and Loss Statements, Asset Management Reports, and the Money of Investment Corporations" (Ministerial Ordinance No. 134 of 2000), this change will enable a more rational allocation of fund-raising costs and the leveling of periodic profits and losses because, with the recognition that the recording of deferred assets applies from this fiscal year, deferred assets can be recorded and the fund raising effects of issuing investment units are viewed as extending not only to this fiscal year but

		also to the next fiscal year and beyond. In addition, the Investment Corporation is applying "Short-term Disposal for Deferred Asset Accounting Procedures" (Business Report No. 19) from this fiscal year, amortizing costs using the straight-line method, and disclosing "Issuance Cost of New Investment Units" as the "Issuance Cost of Investment Units." These changes resulted in a ¥83,923 thousand reduction in non-operating expenses, and an increase in ordinary income and income before income taxes by the same amount compared to when conventional methods were used.
Accounting for hedges	Beginning the fiscal period ended April 30, 2007, the Investment Corporation changed the hedging accounting treatment from deferred hedge to the special method on interest swap due to a change in amendments to the Investment Trust Law and the modification of the articles of incorporation. As a result, net asset decreased by ¥ 59,256 thousand compared with the previous accounting method.	――――――――

[Notes to the Balance Sheets]

(Thousands of Yen, otherwise stated)

Fourth Fiscal Period (As of April 30, 2007)		Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)	
*1. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000	*1. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000
*2. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.		――――――――	
Total credit facility	¥2,500,000		
Drawn credit facility	¥1,000,000		
Balance of Undrawn credit facility	¥1,500,000		

[Notes to the Statements of Income and Retained Earnings]

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	(Thousands of Yen)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)	(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	4,234,864	Leasing income	3,908,749
Common charges	730,439	Common charges	640,706
Total	4,965,303	Total	4,549,456
Others		Others	

Fourth Fiscal Period		Third Fiscal Period (Reference)	
Parking space rental revenues	182,047	Parking space rental revenues	175,387
Utility charge reimbursements	274,748	Utility charge reimbursements	314,355
Miscellaneous	225,363	Miscellaneous	92,300
Subtotal	682,158	Subtotal	582,043
Total rental and operating revenues	5,647,461	Total rental and operating revenues	5,131,499
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	571,265	Property management fees	529,334
Utilities	275,900	Utilities	296,833
Taxes	206,871	Taxes	179,543
Repairs and maintenance costs	89,963	Repairs and maintenance costs	62,666
Insurance	14,701	Insurance	13,978
Trust fees	46,396	Trust fees	43,760
Others	158,390	Others	135,526
Depreciation	1,243,900	Depreciation	1,135,559
Total property-related expenses	2,607,389	Total property-related expenses	2,397,201
C. Rental business profit (A－B)	3,040,072	C. Rental business profit (A－B)	2,734,297

Fourth Fiscal Period		Third Fiscal Period (Reference)	
*2. Profit on sale of trust beneficiary interests in real estate		*2. Profit on sale of trust beneficiary interests in real estate	
Court Shinbashi		Storia Todoroki	
Proceeds from sale of trust beneficiary interests in real estate	895,000	Proceeds from sale of trust beneficiary interests in real estate	1,015,000
Costs of trust beneficiary interests in real estate sold	761,346	Costs of trust beneficiary interests in real estate sold	902,400
Other sales' expenses	21,282	Other sales' expenses	40,105
Profit on sale of trust beneficiary interests in real estate	112,370	Profit on sale of trust beneficiary interests in real estate	72,494
Court Suitengu		Clair Court Rokakouen	
Proceeds from sale of trust beneficiary interests in real estate	708,000	Proceeds from sale of trust beneficiary interests in real estate	985,000
Costs of trust beneficiary interests in real estate sold	672,223	Costs of trust beneficiary interests in real estate sold	861,269
Other sales' expenses	17,398	Other sales' expenses	38,890
Profit on sale of trust beneficiary interests in real estate	18,377	Profit on sale of trust beneficiary interests in real estate	84,839

【Notes to the Statements of Changes in Unitholders' Equity】

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
*1. Total number of authorized investment units and total number of investment units issued and outstanding		
· Total number of authorized investment units	2,000,000 units	2,000,000 units
· Total number of investment units issued and outstanding	157,000 units	157,000 units

【Tax-Effect Accounting】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)		Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)	
1.Principal deferred tax assets and liabilities were as follows		1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	15	Enterprise tax payable not included in expenses	20
Total deferred tax assets	15	Total deferred tax assets	20
		(Deferred tax liability)	
		Unrealized gain on derivatives	51,687
		Total deferred tax liability	51,687
2. Significant difference between statutory income tax rate and the effective tax rate		2. Significant difference between statutory income tax rate and the effective tax rate	
(%)		(%)	
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.38	Deductible cash distributions	△39.37
Others	0.03	Others	0.03
Actual effective tax rate	0.04	Actual effective tax rate	0.05

【Notes to the used fixed assets resulting from release】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
None	None

【Notes to the Related-Party Transactions】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
None	―

【Notes to the Information per Unit】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)		Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)	
Unitholders' Equity per Unit	¥578,839	Unitholders' Equity per Unit	¥579,192
Net Income per Unit	¥13,681	Net Income per Unit	¥13,575
Net income per unit after adjusting for residual units is not included because there were no residual investment units.		Net income per unit after adjusting for residual units is not included because there were no residual investment units.	

Note: The calculation for the net income per unit is as follow.

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
Net Income (¥ thousand)	2,148,058	2,124,071
Amount vested in ordinary investors (¥ thousand)	—	—
Net income for ordinary units (¥ thousand)	2,148,058	2,124,071
Average number of units during the period (unit)	157,000	156,460

【Important Subsequent Events】

Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
Important subsequent events after the closing of the fiscal period ended on April 30, 2007 are as follows. 1. Issuance of New Investment Units On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 22, 2007 through public offering. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥123,203,689,870 with 197,900 investment units outstanding as of May 22, 2007. (1) Issuance of New Investment Units through Public Offering) Total number of newly issued units : 40,900units (Japanese primary offering 26,710units, Overseas offering 14,190units) Offer price per unit : ¥873,180 Total amount of offering : ¥35,713,062,000 Issue price per unit : ¥842,886 Net proceeds : ¥34,474,037,400 Payment date : May 22, 2007 Delivery date of investment unit certificates : May 23, 2007 Starting date of the computation of cash distribution : May 1, 2007 (1) Issuance of New Investment Units through Third-party Allotment On April 26, 2007 and May 14, 2007, the Board of Directors of the Investment Corporation resolved to issue new investment units through third-party allocation as detailed below. Total number of newly issued units : 2,100 units as the upper limit Issue price per unit : ¥842,886 Net proceeds : ¥1,770,060,600 Allottee : Nomura Securities Co. Ltd. Payment date : June 19, 2007 Delivery date of New Investment Units through : June 20, 2007 Starting date of the computation of cash distribution : May 1, 2007	None

VII. Basis for Calculating CashDistribution

(Unit: Yen)

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
I. Retained earnings at the end of period	2,148,117,194	2,124,112,014
II. Total Distribution	2,148,074,000	2,124,053,000
(Distribution per Unit)	(13,682)	(13,529)
III. Retained Earnings bring to next period	43,194	59,014
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,148,074,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,124,053,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

VIII. Report of Independent Auditors

IX. Statements of Cash Flows (Reference)

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (Reference) (May 1, 2006 to October 31, 2006)
	(Thousands of Yen)	
1. Cash flows from operating activities		
Income before income taxes	2, 148, 879	2, 125, 081
Depreciation	1, 243, 900	1, 135, 559
Amotization of long-term prepaid expenses	20, 595	10, 894
Interest income	Δ2, 137	Δ461
Interest expense	479, 925	375, 765
Amotization of organization costs	5, 089	5, 089
Amortization of unit issuance costs	17, 784	17, 784
Amortization of bonds issuance costs	1, 501	—
Changes in rental receivables	8, 249	Δ35, 670
Changes in consumption tax refundable	297, 445	Δ461, 163
Changes in prepaid expenses	13, 289	Δ23, 280
Changes in trade payables	Δ14, 464	183, 353
Changes in other payables	17, 791	31, 270
Changes in rents received in advance	148, 835	237, 641
Changes in deposits received	24, 995	Δ2, 714
Changes in net property and equipment held in trust	1, 433, 570	1, 763, 670
Cash payments of long-term prepaid expenses	Δ22, 970	Δ44, 748
Other-net	21, 704	Δ65, 643
Subtotal	5, 843, 987	5, 252, 426
Interest income receivables	2, 137	461
Cash payments of interest expense	Δ420, 546	Δ363, 960
Cash payments of income taxes	Δ923	Δ1, 015
Net cash provided by operating activities	5, 424, 654	4, 887, 912
2. Cash flows from investing activities		
Purchases of property and equipment	Δ9, 363, 990	Δ1, 143, 962
Purchases of property and equipment held in trust	Δ22, 110, 686	Δ68, 040, 151
Purchases of intangible fixed asset	Δ285, 144	—
Purchases of leasehold and security deposits held in trus	6, 800	—
Payments of leasehold and security deposits held in trust	Δ244	Δ716
Purchases of leasehold and security deposits received	—	Δ4, 600
Payments of leasehold and security deposits received	442, 100	57, 351
Payments of leasehold and security deposits received held in trust	Δ455, 486	Δ251, 697
Proceeds from leasehold and security deposits held in trust	1, 467, 248	2, 795, 490
Payments of restricted bank deposits	Δ361, 622	Δ750, 424
Proceeds from restricted bank deposits	355, 864	225, 669
Net cash used in investing activities	Δ30, 306, 162	Δ67, 113, 039
3. Cash flows from financing activities		
Proceeds from short-term debt	19, 500, 000	13, 000, 000
Payment of dividends from short-term debt	Δ14, 500, 000	Δ11, 000, 000
Proceeds from long-term debt	9, 500, 000	18, 000, 000
Proceeds from issuance of units	—	44, 444, 649
Proceeds from the issuance of bonds	12, 000, 000	—
Payment of issuance of bonds	Δ70, 376	—
Payments of dividends	Δ2, 120, 521	Δ1, 098, 660
Net cash provided by financing activities	24, 309, 102	63, 345, 989
4. Net change in cash and cash equivalents	Δ571, 404	1, 120, 861
5. Cash and cash equivalents at the beginning of period	8, 178, 004	7, 067, 143
6. Cash and cash equivalents at the end of period	7, 606, 600	8, 178, 004

[Important Accounting Standards]

	Fourth Fiscal Period (November 1, 2006 to April 30, 2007)	Third Fiscal Period (May 1, 2006 to October 31, 2006)

The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.

[Notes to the Statements of Cash Flow]

<table>
<tr><th colspan="2">Fourth Fiscal Period
(November 1, 2006 to April 30, 2007)</th><th colspan="2">Third Fiscal Period (Reference)
(May 1, 2006 to October 31, 2006)</th></tr>
<tr><td colspan="2">*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.</td><td colspan="2">*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.</td></tr>
<tr><td>(As of April 30, 2007)</td><td>(Thousands of Yen)</td><td>(As of October 31, 2006)</td><td>(Thousands of Yen)</td></tr>
<tr><td>Cash and bank deposits</td><td>3,740,550</td><td>Cash and bank deposits</td><td>4,709,666</td></tr>
<tr><td>Entrusted deposits</td><td>5,182,512</td><td>Entrusted deposits</td><td>4,779,041</td></tr>
<tr><td>Restricted bank deposits held in trust (Note)</td><td>△1,316,462</td><td>Restricted bank deposits held in trust (Note)</td><td>△1,310,703</td></tr>
<tr><td>Cash and cash equivalents</td><td>7,606,600</td><td>Cash and cash equivalents</td><td>8,178,004</td></tr>
<tr><td colspan="4">Note: Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.</td></tr>
</table>

X. Unitholder Information

Annual Schedule (Planned)

April: Account Settlement

June: Earnings Announcement

July: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

October: Account Settlement

December: Earnings Announcement

January: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

Unitholders' Information

Settlement of Accounts	Annually on April 30 and October 31 annually
General Meeting of Unitholders	More than once every two years
Date for Finalizing General Meeting Voting Rights	Date to be disclosed by separate public notice
Date for Determining Cash Distribution Payment	Annually on April 30 and October 31 annually (Cash distributions paid within three months of each date)
Unit Listing	Tokyo Stock Exchange (Securities Code: 8972)
Method of Public Notice	Nihon Keizai Shimbun
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. 3-33-1 Shiba, Minato-ku, Tokyo
Transaction Office	The Chuo Mitsui Trust & Banking Co., Ltd. / Transfer Agent Department
(Postal Address and Telephone Number)	2-8-4 Izumi, Suginami-ku, Tokyo / (Free Dial) 0120-78-2031
Transfer Agent's Locations	Nationwide branches of the Chuo Mitsui Trust & Banking Co., Ltd. Head Office and nationwide branches of Japan Securities Agents, Ltd.

Procedures for Notification of a Change of Address

Unitholders, who do not hold investment certificates, are asked to utilize the storage transfer system and approach their securities company of choice in connection with a change in address, name and or personal seal. Unitholders, who do hold investment certificates, are asked to contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Cash Distributions

Unitholders can receive cash distributions by presenting the "*Notification of Payment by Postal Transfer*" at their local post office. In the event the period for receipt of cash distributions has expired, please identify the method of receipt on the reverse of the "*Notification of Payment by Postal Transfer*" and mail to the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd., or approach go to the its Head Office Branch of the Chuo Mitsui Trust & Banking Co., Ltd. for receipt of payment. In addition, this department can also be contacted for in regards to those seeking direct transfer of future cash distributions to their a bank account for future cash distributions,. please contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.

URL: http://www.kdx-reit.com/eng/

This notice is the English translation of the Japanese "Kenedix Realty Investment Corporation Report for the Fourth Fiscal Period". However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

June 15, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Issue of Additional New Investment Units through Third-Party Allotment

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it had received notice in connection with an application to acquire all new investment units to be issued through third-party allotment. The proposal to undertake the third-party allotment was ratified at the Board of Directors' meeting held on April 26, 2007 and May 14, 2007, in conjunction with the approval to conduct the issue of additional new investment units (primary offering) and secondary offering (over-allotment). Details are provided as follows.

(1)	Total number of units to be issued through third-party allotment	:	2,100 units (Total number of investment units scheduled for issue: 2,100 units)
(2)	Gross proceeds	:	¥1,770,060,600 (¥842,886 per unit)
(3)	Application period	:	June 18, 2007 (Monday)
(4)	Payment date	:	June 19, 2007 (Tuesday)
(5)	Allotee	:	Nomura Securities Co., Ltd.

[Reference]

1. For further details regarding the issue of additional new investment units through third-party allotment, please refer to the press releases "Notice Concerning Issue of Additional New Investment Units and Secondary Offering," dated April 26, 2007, and "Notice Concerning Pricing for the Issue of Additional New Investment Units and Secondary Offering," dated May 14, 2007.

Note: This press release provides information regarding Kenedix Realty Investment Corporation's decision to issue additional new investment units through third-party allotment and is not provided as an inducement or invitation for investment.

KENEDIX

2. Change in the number of investment units issued and outstanding after third-party allotment

Current total number of investment units issued and outstanding	197,900 units
Increase in investment units issued through third-party allotment	2,100 units
Total number of investment units issued and outstanding after third-party allotment	200,000 units

3. Use of proceeds procured through third-party allotment

Net proceeds of ¥1,770,060,600 procured through the third-party allotment of investment units shall be used for debt financing repayment.

Note: This press release provides information regarding Kenedix Realty Investment Corporation's decision to issue additional new investment units through third-party allotment and is not provided as an inducement or invitation for investment.

KENEDIX

Translation Purpose Only

July 11, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 16-C (Long-Term)	2.0	1.13000% (Note 2) (Note 4) (July 2, 2007 to October 2, 2007)	April 2, 2007	April 2, 2010	Unsecured/ Unguaranteed
Series 16-D (Long-Term)	2.0	1.18000% (Note 3) (Note 5) (July 2, 2007 to October 2, 2007)	April 2, 2007	April 2, 2012	Unsecured/ Unguaranteed

Notes:
1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Three-month yen TIBOR + 0.40%
3. Three-month yen TIBOR + 0.45%
4. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through throughout the loan period is 1.57375%.
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through throughout the loan period is 1.87500%.

This notice is the English translation of the Japanese announcement on our Web site released on July 11, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

July 27, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on July 27, 2007, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to apply the funds toward the repayment of Series 9 (total of ¥3,000 million). (Note)

Note: For details regarding Series 9, please refer to the press releases "Notice Concerning Debt Financing," dated July 27, 2006 and "Notice Concerning Prepayment of Debt Financing," dated May 23, 2007.

2. Details of Debt Financing

Short-Term Debt (Series 18)

(1)	Lender	:	Aozora Bank, Ltd. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥2,000 million and ¥1,000 million
(3)	Interest Rate	:	1.04500% and 1.01500% floating rate of interest (Note)
(4)	Drawdown Date	:	July 31, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lenders on July 27, 2007.
(6)	Interest Payment Date	:	First interest payment on October 31, 2007, and at the end of January, April, and July 2008 thereafter.
(7)	Repayment Date	:	July 31, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing July 31, 2007 through October 31, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.28% and three-month yen TIBOR +0.25%, respectively. The interest rate after October 31, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used for repayment of Series 9.

KENEDIX

[Attachment]

Total Debt Financing Balance after Additional Borrowings
and Status of Investment Corporation Bonds

(Billions of yen)

		Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
	Short-Term Borrowings (Note1)	7.0	7.0	+0.0
	Long-Term Borrowings (Note2)	56.5	56.5	+0.0
	Total Borrowings Balance	63.5	63.5	+0.0
	Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing		75.5	75.5	+0.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

KENEDIX

Translation Purpose Only

July 27, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Lender	Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date
The Chuo Mitsui Trust and Banking Company, Limited	Series 11 (Short-Term)	1.25	0.92274% (Note 2) (July 31, 2007 to September 20, 2007)	September 20, 2006	September 20, 2007
Mitsubishi UFJ Trust and Banking Corporation	Series 12 (Short-Term)	1.0	1.01500% (Note 2) (July 31, 2007 to October 31, 2007)	October 31, 2006	October 31, 2007
Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, Mitsubishi UFJ Trust and Banking Corporation, The Norinchukin Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Chiba Bank, Ltd., Resona Bank, Ltd.	Term-Loan B (Long-Term)	9.5	1.21500% (Note 3) (Note 7) (July 31, 2007 to October 31, 2007)	August 1, 2005	July 31, 2008
Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, Mitsubishi UFJ Trust and Banking Corporation, Resona Bank, Ltd.	Term-Loan C (Long-Term)	9.5	1.33000% (Note 4) (Note 8) (July 31, 2007 to October 31, 2007)	August 1, 2005	July 31, 2010
The Norinchukin Bank, Resona Bank, Ltd.	Series 3-C (Long-Term)	3.5	1.21500% (Note 3)(Note 9) (July 31, 2007 to October 31, 2007)	November 1, 2005	October 31, 2008
The Chuo Mitsui Trust and Banking Company, Limited, Aozora Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Resona Bank, Ltd.	Series 7-B (Long-Term)	6.5	1.16500% (Note 5) (Note 10) (July 31, 2007 to October 31, 2007)	May 1, 2006	April 30, 2009

KENEDIX

Aozora Bank, Ltd.	Series 7-C (Long-Term)	1.5 (Note 13)	1.26500% (Note 6) (Note 11) (July 31, 2007 to October 31, 2007)	May 1, 2006	April 30, 2011
Mitsubishi UFJ Trust and Banking Corporation	Series 8 (Long-Term)	1.0	1.26500% (Note 6) (Note 12) (July 31, 2007 to October 31, 2007)	July 14, 2006	July 13, 2011

Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Three-month yen TIBOR + 0.25%
3. Three-month yen TIBOR + 0.45%
4. Three-month yen TIBOR + 0.565%
5. Three-month yen TIBOR + 0.40%
6. Three-month yen TIBOR + 0.50%
7. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 0.86875%.
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.2875%.
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.09%.
10. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥6.5 billion. As a result, the interest rate applicable through throughout the loan period 1.62875%.
11. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.5 billion. As a result, the interest rate applicable through throughout the loan period is 2.19875%.
12. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.0 billion. As a result, the interest rate applicable throughout the loan period is 2.14875%.
13. Among Series 7-C, this figure is calculated based on a floating interest rate.
14. All of the abovementioned borrowings is unsecured without any outstanding guarantees.

KENEDIX

Translation Purpose Only

August 24, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Personnel Changes in the Asset Management Company

Kenedix Realty Investment Corporation announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved the personnel change in the Asset Management Company. Details are as follows.

1. Newly-Appointed Important Employee (Effective September 1, 2007)

Shinya Nishida

2. Retiring Important Employee (Effective August 31, 2007)

Satoshi Ugajin

The aforementioned personnel change will be reported, as a change in important employees, to the Commissioner of the Financial Services Agency pursuant to the Investment Trust and Investment Corporation Law. Furthermore, such personnel change will be reported, as a change in important employees, to the Minister of Land, Infrastructure and Transport pursuant to the requirements of discretionary real estate brokerage licenses.

(Reference Material)
The newly-appointed important employees' brief personal history is as follows.

Name	Brief Personal History	
Shinya Nishida	October 2000	Joined Deloitte Touche Tohmatsu
	November 2006	Joined Tohmatsu Consulting Co., Ltd.
	September 2007	Joined Kenedix, Inc. External assignment as a Manager of Financial Planning Division, Kenedix REIT Management, Inc.

This notice is the English translation of the Japanese announcement on our Web site released on August 24, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

August 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Name

Kenedix Realty Investment Corporation announced to change the name of three properties. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-32	KDX Shiba-Daimon Building	Shuwa Dai-san Shiba Park Building	September 1, 2007
A-41	KDX Shinjuku 286 Building	Aqusis Building	September 1, 2007
A-43	KDX Hakata Building	Hakata Ekimae Building	September 1, 2007
A-44	KDX Sendai Building	Sendai Honcho Park Building	September 1, 2007

2. Reason for Changing its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

KENEDIX

Translation Purpose Only

August 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination and Concluding Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table. At the same time, the Investment Corporation decided to execute an interest-rate swap agreement concerning the debt financing (Series 17) announced on April 13, 2007, "Notice Concerning the Debt Financing". Details of the aforementioned are provided as follows.

2. Details of Interest-Rates for Debt Financing

Lender	Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date
Sumitomo Mitsui Banking Corporation	Series 13-A (Short-Term)	0.5	1.08583% (Note 2) (August 31, 2007 to November 30, 2007)	December 1, 2006	November 30, 2007
Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Series 15-B (Short-Term)	1.25	1.13583% (Note 3) (August 31, 2007 to November 30, 2007)	March 1, 2007	February 29, 2008
The Chiba Bank, Ltd., Aozora Bank, Ltd.	Series 5-B (Long-Term)	1.3	1.28583% (Note 4 & 7) (August 31, 2007 to November 30, 2007)	March 1, 2006	February 28, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Series 6 (Long-Term)	2.5	1.28583% (Note 4 & 8) (August 31, 2007 to November 30, 2007)	March 16, 2006	March 16, 2009
The Norinchukin Bank	Series 13-B (Long-Term)	2.5	1.33583% (Note 5 & 9) (August 31, 2007 to November 30, 2007)	December 1, 2006	November 30, 2011
The Norinchukin Bank	Series 17 (Long-Term)	1.5	1.25583% (Note 6 & 10) (August 31, 2007 to November 30, 2007)	April 17, 2007	April 16, 2011

KENEDIX

Notes:
1. Short-term debt financing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Three-month yen TIBOR + 0.25%
3. Three-month yen TIBOR + 0.30%
4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.50%
6. Three-month yen TIBOR + 0.42%
7. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.3 billion. As a result, the interest rate applicable through February 28, 2009 is 1.44875%.
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through March 16, 2009 is 1.47625%.
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through November 30, 2011 is 1.96375%.
10. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.5 billion. As a result, the interest rate applicable through April 16, 2011 is 1.64593%.

2. Interest-Rate Swap Agreement

(1) Purpose

The debt financing (Series 17) is undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute an interest-rate swap agreement as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

① Counterparty	: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
② Notional Amount	: ¥1,500 million
③ Interest Rate	: Pay a fixed rate of interest of 1.64593% Receive a floating rate of interest: three-month yen TIBOR+0.42%
④ Commencement Date	: August 31, 2007
⑤ Termination Date	: April 16, 2011
⑥ Payment Date	: First payment on, November 30, 2007, and at the end of February, May, August, and November every year thereafter, and the last payment on April 16, 2011.

Note: A floating rate of interest received (1.25583%) covers the period commencing August 31, 2007 through November 30, 2007.

This notice is the English translation of the Japanese announcement on our Web site released on August 29, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

September 5, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Lender	Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date
Aozora Bank, Ltd. Resona Bank, Ltd.	Series 4 (Long-Term)	2.0	1.29250% (Notes 2 & 3) (September 7, 2007 to December 7, 2007)	December 8, 2005	December 7, 2008

Notes:

1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Three-month yen TIBOR + 0.45%
3. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through December 7, 2008 is 1.0975%.

This notice is the English translation of the Japanese announcement on our Web site released on September 5, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

September 18, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Revisions to PML in the Earthquake Risk Analysis

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the revised PML (Probable Maximum Loss) (Note) for properties currently in its portfolio. The Investment Corporation had commissioned Sompo Japan Risk Management, Inc. ("the Evaluation Company") to undertake PML surveys. As recent advancements have been made in the method to evaluate the risk of earthquakes, the Evaluation Company sent a report to the Investment Corporation to confirm the revised PML. Details of the aforementioned are provided as follows.

Note: "PML (Probable Maximum Loss)" refers to the probable ratio of maximum loss sustained as the result of an earthquake. PML is calculated for both specific properties and entire portfolios.

1. Revised PML

Property No.	Property Name	PML (%)	
		Before Revision	After Revision
A01	KDX Nihonbashi 313 Building	17.36	9.50
A02	KDX Hirakawacho Building	8.02	7.25
A03	Higashi-Kayabacho Yuraku Building	7.88	7.01
A04	KDX Hatchobori Building	5.21	6.42
A05	KDX Nakano-Sakaue Building	5.05	5.20
A06	Harajuku F.F. Building	13.02	5.66
A07	FIK Minami Aoyama	6.37	4.92
A08	Kanda Kihara Building	14.28	7.77
A09	KDX Shinjuku-Gyoen Building	8.16	6.05
A10	KDX Koishikawa Building	11.47	9.32
A11	Hakata-Ekimae Dai-2 Building	0.69	1.06
A12	Portus Center Building	3.49	3.48
A13	KDX Koujimachi Building	4.94	3.60
A14	KDX Funabashi Building	4.11	2.76
A15	KDX Hamacho Building	12.10	6.76
A16	Toshin 24 Building	17.19	8.75

A17	Ebisu East 438 Building	7.68	4.16
A18	KDX Omori Building	4.21	0.71
A19	KDX Hamamatsucho Building	9.89	6.13
A20	KDX Kayabacho Building	7.18	7.90
A21	KDX Shinbashi Building	10.55	6.84
A22	KDX Shin-Yokohama Building	13.82	10.36
A23	KDX Yotsuya Building	5.56	9.79
A24	KDX Minami Semba Dai-1 Building	7.23	9.04
A25	KDX Minami Semba Dai-2 Building	7.94	10.59
A26	KDX Kiba Building	9.16	7.79
A27	KDX Kajicho Building	8.81	6.05
A28	KDX Nogizaka Building	7.08	9.48
A29	KDX Higashi-Shinjuku Building	5.40	3.63
A30	KDX Nishi-Gotanda Building	8.23	8.28
A31	KDX Monzen-Nakacho Building	6.39	5.72
A32	KDX Shiba-Daimon Building	13.72	7.60
A33	KDX Okachimachi Building	3.72	2.23
A34	KDX Hon-Atsugi Building	12.45	11.12
A35	KDX Hachioji Building	13.96	13.00
A36	KDX Niigata Building	1.74	4.39
A37	KDX Ochanomizu Building	5.35	2.97
A38	KDX Nishi-Shinjuku Building	7.03	9.02
A39	KDX Toranomon Building	14.77	8.07
A40	Toranomon Toyo Building	14.65	13.06
A41	KDX Shinjuku 286 Building	8.75	8.71
A42	KDX Kyoto Karasuma Building	13.81	8.37
A43	KDX Hakata Building	0.34	1.84
A44	KDX Sendai Building	3.49	1.93
B01	Storia Sirokane	7.77	4.74
B02	Tre di Casa Minami Aoyama	7.44	8.49
B03	Court Mejiro	5.74	7.11
B04	Apartments Motoazabu	6.24	8.84
B05	Apartments Wakamatsu-Kawada	7.56	7.61
B06	Court Nihonbashi Hakozaki	13.44	7.34
B07	Side Denenchofu	10.39	8.86
B08	S-court Yokohama Kannai II	19.45	13.60
B09	Court Motoasakusa	9.90	6.01
B11	Bloom Omotesando	6.55	8.47
B13	Human Heim Okachimachi	12.19	6.01
B16	Abreast Hara	13.34	13.57
B17	Abreast Hirabari	13.56	14.12
B18	Venus Hibarigaoka	6.48	5.19
B19	Residence Charmante Tsukishima	17.11	9.88
B20	Regalo Ochanomizu I&II	9.32	8.30
B21	Regalo Shiba-Kouen	12.39	6.97
B22	Chigasaki Socie Ni-bankan	18.75	14.52
B23	Court Nishi-Shinjuku	6.44	5.74
B24	Regalo Komazawa-Kouen	9.29	5.43
B25	Court Shin-Okachimachi	4.70	4.09
B26	Primo Regalo Kagurazaka	7.86	4.83

B27	Primo Regalo Youga	9.98	8.41
B28	Court Shimouma	8.43	9.70
B29	Ashiya Royal Homes	11.05	11.56
B30	Regalo Ibaraki I& II	17.20	8.26
B31	Collection Higashi-Sakura	12.20	10.73
B32	Renaissance 21 Hirao Jousui-machi	0.42	2.69
B33	Montore Nishikouen Bay Court	0.23	4.41
B34	Gradito Kawaguchi	13.33	6.46
C01	Frame Jinnan-zaka	6.20	8.02
C02	KDX Yoyogi Building	9.59	8.17
C03	ZARA Tenjin Nishi-dori	0.70	2.12
Portfolio PML Percentage		6.86	5.26

2. Background of PML Revisions

The Investment Corporation received an explanation of the revisions to the earthquake-risk evaluation method, as follows.
Before the revisions, the Evaluation Company calculated PML based on an evaluation system which was developed in 2000. Since then, the Ministry of Education, Culture, Sports, Science and Technology as well as various academic communities have advanced their research in relevant fields, accumulating knowledge and technologies concerning earthquakes, earthquake risks and geotechnique.
With the aim of improving the accuracy of its evaluations of earthquake risk, the Evaluation Company revised its evaluation method, incorporating the aforementioned knowledge and technologies into its expertise.

For more details regarding the revised evaluation method, please refer to the announcement "PML Evaluation Method," released by the Evaluation Company. (Provided in Japanese only.) (Website: http://www.sjrm.co.jp/)

This notice is the English translation of the Japanese announcement on our Web site released on September 18, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

September 18, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on September 18, 2007, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to apply the funds toward the repayment of Series 11 (total of ¥1,250 million). (Note)

Note: For details regarding Series 11, please refer to the press release "Notice Concerning Debt Financing," dated September 15, 2006.

2. Details of Debt Financing

Short-Term Debt (Series 19)

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Ltd.
(2)	Amount	:	¥1,250 million
(3)	Interest Rate	:	1.03452% floating rate of interest (Note)
(4)	Drawdown Date	:	September 20, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on September 18, 2007.
(6)	Interest Payment Date	:	First interest payment on October 31, 2007, and at the end of January, April, and July 2008 and September 20, 2008.
(7)	Repayment Date	:	September 20, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing September 20, 2007 through October 31, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.28% (excluding the interest rate for the period August 1, 2008 to September 20, 2008). The interest rate after October 31, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used for repayment of Series 11.

KENEDIX

[Attachment]

Total Debt Financing Balance after Additional Borrowings
and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	7.0	7.0	+0.0
Long-Term Borrowings (Note2)	56.5	56.5	+0.0
Total Borrowings Balance	63.5	63.5	+0.0
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	75.5	75.5	+0.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

This notice is the English translation of the Japanese announcement on our Web site released on September 18, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

KENEDIX

Translation Purpose Only

September 28, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Name

Kenedix Realty Investment Corporation announced to change the name of two properties. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-37	KDX Ochanomizu Building	Kenkyusha Building	October 1, 2007
A-38	KDX Nishi-Shinjuku Building	N.S.EXCEL Building	October 1, 2007

2. Reason for Changing its Name
The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

KENEDIX

Translation Purpose Only

September 28, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Lender	Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date
Sumitomo Mitsui Banking Corporation	Series 16-C (Long-Term)	2.0	1.24833% (Note 2) (Note 4) (October 2, 2007 to January 2, 2008)	April 2, 2007	April 2, 2010
The Chuo Mitsui Trust and Banking Co., Ltd.	Series 16-D (Long-Term)	2.0	1.29833% (Note 3) (Note 5) (October 2, 2007 to January 2, 2008)	April 2, 2007	April 2, 2012

Notes:

1. Long-term debt financing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. Three-month yen TIBOR + 0.40%
3. Three-month yen TIBOR + 0.45%
4. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through throughout the loan period is 1.57375%.
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through throughout the loan period is 1.87500%.

This notice is the English translation of the Japanese announcement on our Web site released on September 28, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Annex B

Brief Description of a Japanese Document for which no English Language Version has been Prepared

1. Securities Report, dated July 27, 2007, for the business period ended April 30, 2007.

   The securities report contains information pertaining to the outline of the Company, its business, operating results, financial condition and financial statements for the period ended April 30, 2007.

2. Amendment to Registration Statement, dated July 27, 2007.

   The amendment describes changes regarding the Registration Statement, dated February 7, 2007.

3. Amendment to Registration Statement, dated July 27, 2007.

   The amendment describes changes regarding the Registration Statement, dated April 26, 2007.

END